   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998



                                                      REGISTRATION NO. 333-43411

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------


                           W-H ENERGY SERVICES, INC.

                (Name of Registrant as specified in its charter)

            TEXAS                            3550                         76-0281502
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)         Identification No.)
        organization)

                             10370 RICHMOND AVENUE

                                   SUITE 990

                              HOUSTON, TEXAS 77042
                                 (713) 974-9071
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             KENNETH T. WHITE, JR.
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER

                           W-H ENERGY SERVICES, INC.

                             10370 RICHMOND AVENUE

                                   SUITE 990

                              HOUSTON, TEXAS 77042
                                 (713) 974-9071
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

           ROBERT H. WHILDEN, JR.                         WILLIAM N. FINNEGAN, IV
           VINSON & ELKINS L.L.P.                             DAVID P. OELMAN
            2300 FIRST CITY TOWER                         ANDREWS & KURTH L.L.P.
                 1001 FANNIN                             4200 TEXAS COMMERCE TOWER
            HOUSTON, TEXAS 77002                                600 TRAVIS
               (713) 758-2222                              HOUSTON, TEXAS 77002
                                                              (713) 220-4200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1998


PROSPECTUS

          , 1999


                                           SHARES


                           W-H ENERGY SERVICES, INC.


                                  COMMON STOCK


     All of the shares of Common Stock, $1.00 par value (the "Common Stock"), of W-H Energy Services, Inc. (the "Company") offered hereby are being issued and sold by the Company (the "Offering"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial
public offering price will be between $          and $          per share. For
information relating to the factors to be considered in determining the initial public offering price, see "Underwriting."



     Application will be made for quotation of the Common Stock on the New York
Stock Exchange under the symbol "          ."



      SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                  PRICE               UNDERWRITING             PROCEEDS
                                                  TO THE             DISCOUNTS AND              TO THE
                                                  PUBLIC             COMMISSIONS(1)           COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share................................           $                      $                      $
Total(3).................................           $                      $                      $
--------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $          , which will be paid by
    the Company.
(3) The Company has granted to the Underwriters an option exercisable within 30
    days after the date hereof to purchase up to        additional shares of
    Common Stock at the Price to the Public, less the Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $          , $          and
    $          , respectively. See "Underwriting."


     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to certain prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates representing the Common Stock will be made in New York, New York,
on or about             , 1999.


DONALDSON, LUFKIN & JENRETTE                           JEFFERIES & COMPANY, INC.
      SECURITIES CORPORATION

             [MAP OF GULF COAST REGION SHOWING OPERATING LOCATION]
                 [PICTURES OF CERTAIN FACILITIES AND EQUIPMENT]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the historical and pro forma financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters'
over-allotment option is not exercised and gives effect to a      for 1 split of
the Common Stock to be effected by means of a stock dividend immediately prior to the Offering. References to the Company in this Prospectus include W-H Energy Services, Inc. and, unless the context otherwise indicates, its subsidiaries. Unless otherwise indicated, the financial and operational information contained herein gives effect to the acquisition of Integrity Industries, Inc. in September 1997 (the "Integrity Acquisition"), Grinding and Sizing Company, Inc. in April 1998 ("the Grinding and Sizing Acquisition") and Agri-Empresa, Inc. in July 1998 ("the Agri-Empresa Acquisition"). The Company also completed the acquisition of Diamond Wireline Services, Inc. in October 1997 (the "Diamond Acquisition" and, together with the Integrity Acquisition, the Grinding and Sizing Acquisition, and the Agri-Empresa Acquisition, the "Recent Acquisitions").


                                  THE COMPANY


     W-H Energy Services, Inc. is a diversified oilfield service company focused on providing products and services throughout the Gulf Coast region, primarily offshore in the Gulf of Mexico. The Company's customers are major and independent oil and gas companies, other independent oilfield service companies and refining and petrochemical companies. Since the Company's formation in 1989, it has entered seven lines of business through the acquisition of high quality, well managed independent companies with strong market share positions and substantial growth opportunities in the markets in which they operate. These companies continue to be operated by their former owners and key managers, all of whom have an equity interest in the Company. The Company focuses on discrete products and services that provide its customers with attractive alternatives to certain components of the integrated services packages typically marketed by larger oilfield service providers. The Company believes that its unique business approach enables it to compete successfully against these larger providers while maintaining rapid growth and high profitability.


     The Company's operations include specialized oilfield equipment rental, wireline logging and perforating services and the manufacture and wholesale of speciality chemical products. Certain of the Company's products, including downhole drilling motors, high-torque drill pipe and measurement-while-drilling ("MWD") systems, are essential for directional drilling. The Company also rents equipment and provides services used in connection with the cleaning and maintenance of refining, petrochemical and oil and gas drilling and production facilities.


     As a result of a series of new product introductions, increased market share in established product lines and increased onshore and offshore drilling and production activity, the Company has experienced significant growth in revenue, EBITDA (as defined herein) and net income. For the fiscal year ended December 31, 1997, on an historical basis, the Company generated revenue of $59.8 million, EBITDA of $16.7 million and net income, excluding a non-recurring compensation expense net of related tax effect, of $4.0 million. These amounts represent increases of approximately 65%, 70% and 29%, respectively, over the fiscal year ended September 30, 1996. On a pro forma basis for the fiscal year ended December 31, 1997, the Company would have generated revenue, EBITDA and net income of $107.0 million, $24.7 million and $7.7 million, respectively. See "Selected Historical and Pro Forma Consolidated Financial Data."



     The Company is a holding company which operates through its wholly-owned subsidiaries, the stock ownership of which constitutes substantially all of the Company's assets. Company operations are conducted through the following operating businesses:



     - THOMAS TOOLS. Thomas Tools, Inc. ("Thomas Tools"), which has been in business since 1961, provides specialized rental equipment, tools and tubular goods for drilling, completion and workover applications onshore and offshore in the Gulf Coast region. Thomas Tools provides a broad range of drilling equipment, including drill pipe and drill collars, pressure control equipment, including blowout preventers, and pipe handling equipment. Thomas Tools maintains an extensive inventory of drill pipe and tools at its facility in southern Louisiana and a facility in South Texas, which was opened in the fall of 1996.

       Thomas Tools also provides MWD systems, a critical component in directional drilling. Following over two years of research, development and testing, Thomas Tools entered the MWD business in mid-1997 through the introduction of The Tracker(R), a proprietary and patent pending MWD system. The Tracker(R) is used by independent directional drillers to drill wells for both major and independent oil and gas companies and has been successfully used in slim-hole (down to a 3 1/2" drilling assembly), high temperature and high pressure drilling conditions.


     - DRILL MOTOR SERVICES. Drill Motor Services, Inc. ("Drill Motor Services"), which has been in business since 1991, provides drilling motors to independent directional drillers onshore and offshore in the Gulf Coast region. Drill Motor Services' products include a full range of high performance downhole drilling motors and other related tools, which are used by major and independent oil and gas companies in all directional drilling applications, including deepwater and harsh environments. Drill Motor Services has significantly expanded its inventory of drilling motors from 64 in 1995 to 150 currently.



     - PERF-O-LOG. Perf-O-Log, Inc. ("Perf-O-Log"), which has been in business since 1982, is a provider of wireline logging and perforating services to oil and gas companies onshore and offshore in the Gulf Coast region. Perf-O-Log provides services primarily to the existing (cased-hole) markets and, therefore, is more dependent on maintenance and enhancement of existing production than new drilling activity. The Company believes that Perf-O-Log's experienced workforce has established a reputation for providing high quality services in challenging environments. Perf-O-Log's fleet of perforating trucks, which operate onshore, and skid units, which operate in the inland waterways and offshore, are deployed from its facilities in Louisiana and Mississippi. As a result of the Diamond Acquisition, which is a land-based wireline logging and perforating service company operating in South Texas, Perf-O-Log will be able to expand Diamond's operations to include the inland waterway and offshore services currently being provided by Perf-O-Log.


     - INTEGRITY. Integrity Industries, Inc. ("Integrity"), which has been in business since 1986, manufactures and wholesales over 50 different specialty chemical products, which are sold to a broad customer base comprised largely of retail drilling fluid providers both domestically and internationally. Consistent with its acquisition strategy, the Company purchased Integrity based on its history of product innovations, well established reputation and management expertise. Integrity's access to the capital resources of the Company has allowed it to take advantage of the growing drilling fluids market by significantly increasing its production levels and accelerating its development of new products. One of Integrity's most recent product innovations is a high performance lubricant that allows the use of environmentally sensitive water based drilling fluids in deep, severe drilling environments in the North Sea.


     - GRINDING AND SIZING. Grinding and Sizing Company, Inc. ("Grinding and Sizing") was established in 1947 and manufactures and wholesales private label seepage control and loss circulation products related to the oil and gas drilling process. The Company also performs custom (toll) grinding and produces products to customer specifications through custom blending and packaging. Additionally, Grinding and Sizing fabricates used and new grinding, blending and packaging equipment for internal expansion and capacity as well as for third parties.



     - AGRI-EMPRESA. Agri-Empresa, Inc. (Agri-Empresa) which has been in business since 1977, manufactures, packages, warehouses and transports over 140 specialty chemicals used primarily in oilfield and industrial applications. Agri-Empresa primarily converts low-cost by-products and waste streams into higher quality products for drilling and completion fluids in the oil and gas industry. Over the past ten years, Agri-Empresa has aggressively pursued a "one source -- one stop shop" strategy by increasing the product lines and services offered, enlarging its manufacturing capacity and expanding its geographical territory while continuing to provide high quality service and cultivating a strong customer base. Agri-Empresa offers its oilfield specialty chemicals to the major and independent mud companies
and further strengthens the Company's position in specialty chemicals since the business compliments Integrity and Grinding and Sizing's businesses.


     - CHARLES HOLSTON. Charles Holston, Inc. ("Charles Holston"), which has been in business since 1985, provides integrated cleaning and maintenance services to refining and petrochemical companies and major and independent oil and gas companies in Louisiana. Charles Holston's services include on-site cleaning and waste management, waste transportation, wastewater services, container cleaning and repair, emergency spill response services and other general plant support services. Charles Holston operates a fleet of 65 high velocity vacuum trucks, 175 rental tanks and other specialty rental equipment from its Louisiana facility.


     - WELL SAFE. Well Safe, Inc. ("Well Safe"), which has been in business since 1984, provides equipment used in the detection of and protection from toxic gases encountered by refining and petrochemical companies and oil and gas companies onshore and offshore in the Gulf Coast region. Well Safe rents electronic detection and monitoring equipment, breathing units and other personal safety equipment. In addition, Well Safe provides comprehensive safety planning services, safety training and safety supervision. The Company believes that Well Safe is the only ISO 9002 certified provider of these products and services in its areas of operation.


BUSINESS STRATEGY

     The Company's strategy is to grow revenue and earnings through internal expansion and strategic acquisitions. The key components of this strategy are set forth below:

     Capitalize on Leading Market Positions in Specialized Segments. The Company's operating subsidiaries maintain leading positions in many of the specialized market segments and geographic regions in which they operate. The Company's strategy is to build on the successful experiences of the businesses it acquires. This strategy is accomplished by retaining key management, providing them with an equity interest in the Company, and continuing to operate under the name and with the operating procedures that were in place when the business was acquired. The Company believes the excellent reputation and operating expertise of each of its businesses, together with its proprietary product lines, will provide opportunities to successfully expand its rental inventory, pursue further geographic expansion and develop and introduce new products.

     Provide an Attractive Alternative to the Major Oilfield Service
Companies. One of the Company's primary business objectives is to provide high quality products and services which represent attractive alternatives to certain components of the integrated services packages typically marketed by larger oilfield service providers. The Company believes its success in competing against major oilfield services companies is attributable to (i) significant management expertise in each of its business units, (ii) consistently high quality products and services provided through its experienced field work force and (iii) proprietary technology in certain specialized product areas.


     Satisfy Increasing Demand for Directional Drilling Products and
Services. Demand for directional drilling products and services has grown over the past several years. This growth is reflected in the increasing number of wells using directional drilling technology on an absolute basis and as a percentage of total wells drilled. The Company believes that its drilling motors, MWD systems, high torque drill pipe and specialized drilling fluids will experience increased demand as directional drilling activity increases, particularly in deepwater locations.


     Selectively Acquire Complementary Businesses. The Company will seek additional acquisitions of high quality, well managed independent companies with strong market share positions and substantial growth opportunities in the markets in which they operate. The Company intends to focus on acquisitions that expand its operations into new products and services, broaden its geographic scope and increase its market share. The Company will continue to provide management and key personnel of acquired businesses with stock based incentives.

                                  THE OFFERING

Common Stock offered by the
Company..........................                                       shares

Common Stock to be outstanding
after the Offering...............                                      shares(1)

Use of Proceeds..................                        The Company intends to
                                                         use the net proceeds of
                                                         the Offering to repay
                                                         indebtedness incurred
                                                         in connection with the
                                                         Recent Acquisitions and
                                                         the Company's
                                                         recapitalization
                                                         described herein (the
                                                         "Recapitalization").
                                                         See "The Company --
                                                         Recapitalization" and
                                                         "Use of Proceeds."


Proposed New York Stock Exchange
  symbol.........................                    "          "

---------------


(1) Does not include           shares of Common Stock issuable upon the exercise
    of outstanding warrants and options. See "Certain
    Transactions -- Recapitalization" and "Management."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA


     The summary historical consolidated financial data for the Company set forth below is derived from the consolidated financial statements of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The pro forma financial information set forth below is derived from the unaudited pro forma financial information that appears elsewhere in this Prospectus. The unaudited pro forma consolidated balance sheet as of June 30, 1998 gives effect to the Agri-Empresa Acquisition and the Offering and the application of the estimated net proceeds therefrom, as if such events occurred on June 30, 1998. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the six months ended June 30, 1998 give effect to: (i) the Integrity Acquisition (ii) the Grinding and Sizing Acquisition, (iii) the Agri-Empresa Acquisition, (iv) the Recapitalization and
(v) the Offering and the application of the estimated net proceeds therefrom, in each case as if such events had occurred on January 1, 1997. The pro forma financial information does not purport to represent what the Company's results of operations actually would have been had these events, in fact, occurred at the pro forma dates, nor are they intended to project the Company's results of operations for any future period or date.



                                                                HISTORICAL                                       PRO FORMA
                                   --------------------------------------------------------------------   -----------------------
                                                           THREE                         SIX MONTHS                        SIX
                                       YEAR ENDED          MONTHS                           ENDED                         MONTHS
                                     SEPTEMBER 30,         ENDED        YEAR ENDED        JUNE 30,         YEAR ENDED     ENDED
                                   ------------------   DECEMBER 31,   DECEMBER 31,   -----------------   DECEMBER 31,   JUNE 30,
                                    1995       1996         1996           1997        1997      1998         1997         1998
                                   -------    -------   ------------   ------------   -------   -------   ------------   --------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
 Revenues........................  $27,360    $36,215     $10,088        $59,833      $23,834   $42,445     $106,950     $58,353
 Operating expenses..............   11,931     15,447       4,401         25,889        9,523    17,706       60,754      29,736
 Depreciation and amortization...    2,489      3,395       1,017          5,870        2,400     4,631        7,713       5,309
 Selling, general and
   administrative expense........    9,078     10,955       3,071         30,732(1)     6,883    11,579       21,655      12,594
                                   -------    -------     -------        -------      -------   -------     --------     -------
 Operating income (loss).........    3,862      6,418       1,599         (2,658)       5,028     8,529       16,828      10,714
 Interest expense................    1,003      1,301         340          4,733          738     5,482        4,257       2,448
 Other (income) expense, net.....        5         18          48             (8)         (17)      322         (184)        198
                                   -------    -------     -------        -------      -------   -------     --------     -------
 Income (loss) before income
   taxes.........................    2,854      5,099       1,211         (7,383)       4,307     2,725       12,755       8,068
 Provision (benefit) for income
   taxes.........................    1,258      1,985         472         (1,714)       1,662     1,035        5,038       3,187
                                   -------    -------     -------        -------      -------   -------     --------     -------
 Net income (loss)...............  $ 1,596    $ 3,114     $   739        $(5,669)     $ 2,645   $ 1,690     $  7,717     $ 4,881
                                   =======    =======     =======        =======      =======   =======     ========     =======
 Pro forma diluted earnings per
   share.........................                                                                           $            $
                                                                                                            ========     =======
 Pro forma shares outstanding....
OTHER FINANCIAL DATA:
 EBITDA, as adjusted(2)..........  $ 6,346    $ 9,795     $ 2,568        $16,673      $ 7,445   $12,838     $ 24,725     $15,825
 Cash flows from operations......  $ 4,824    $ 5,314     $ 2,053        $ 4,339      $ 4,877   $ 3,889     $  8,942     $ 9,980


                                                                AS OF JUNE 30, 1998
                                                              ------------------------
                                                                ACTUAL       PRO FORMA
                                                              -----------    ---------
                                                              (UNAUDITED)

                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................   $ 15,069      $ 18,471
  Total assets..............................................    105,287       129,683
  Total debt................................................    122,112        53,887
  Total shareholders' equity (deficit)......................    (28,480)       61,285


---------------

(1) Includes $13.5 million of non-recurring compensation expense resulting from the redemption of options in connection with the Recapitalization.

(2) The Company calculates EBITDA as earnings before interest expense, income taxes, depreciation and amortization and non-recurring compensation expense of $13.5 million in 1997 resulting from the redemption of options in connection with the Recapitalization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as measures of financial performance. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.


THE COMPANY'S BUSINESS IS DEPENDENT ON THE OIL AND GAS INDUSTRY


     The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital investment of the Company's customers. The demand for oilfield services has traditionally been cyclical, as purchases of products and services such as those provided by the Company are, to a substantial extent, deferrable in the event oil and gas companies reduce their capital investment as a result of conditions existing in the oil and gas industry or general economic downturns.

     Demand for the Company's products and services is primarily a function of oil and gas exploration and workover activity in the Gulf of Mexico and along the Gulf Coast. The level of oilfield activity is affected in turn by the willingness of oil and gas companies to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases for the exploration, drilling and production of oil and gas in the United States, the discovery rate of new oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. Although the production sector of the oil and gas industry is less immediately affected by changing prices and, therefore, less volatile than the exploration sector, producers would likely react to declining oil and gas prices by reducing expenditures, which could adversely affect the business of the Company. No assurance can be given as to the future price of oil and natural gas or the level of oil and gas industry activity.


THE COMPANY'S BUSINESS IS SUBJECT TO VARIOUS OPERATING RISKS


     Certain products of the Company are used in potentially hazardous drilling, completion and production applications, as well as cleaning, maintenance and safety operations, that can cause personal injury, product liability and environmental claims. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and/or services are used may in the future result in the Company being named as a defendant in lawsuits asserting potentially large claims.

     In addition, certain of the Company's employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages on job-related injuries, with generally no limitations on the Company's potential liability.

     The frequency and severity of such incidents affect the Company's operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect thereto, could affect the ability of the Company to obtain projects from oil and gas companies or insurance and could have a material adverse effect on the Company.

     The Company maintains insurance coverage that it believes is adequate in amount and type for the risks associated with the Company's business. Such insurance does not, however, provide coverage for all liabilities (including liability for certain events involving pollution), and there is no assurance that its insurance coverage will be adequate to cover claims that may arise or that the Company will be able to maintain adequate insurance at rates it considers reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

SEASONALITY AND ADVERSE WEATHER CONDITIONS COULD RESULT IN FLUCTUATIONS IN OPERATING RESULTS


     Demand for the Company's products and services may be affected by the seasonality of oil and gas drilling activity in the Gulf Coast and offshore in the Gulf of Mexico. Drilling activity is generally highest in the spring, summer and fall months with the lowest activity experienced in winter months as a result of inclement weather. Operations may also be affected by the rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year. Accordingly, the Company's operating results may vary from quarter to quarter, depending upon factors outside of its control, and full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.


THE COMPANY'S OPERATIONS DEPEND ON ITS KEY PERSONNEL, SKILLED WORKERS AND EQUIPMENT


     The Company depends to a large extent on the abilities and continued active participation of its President, Chief Executive Officer and Chairman, Ken White, Jr., and the management and key employees of its operating subsidiaries. The loss of the services of any of these persons could have a material adverse effect on the Company's business and operations. See "Management."

     The Company's future growth prospects will also depend substantially on its ability to attract skilled workers and procure additional rental equipment, and its ability to maintain its current level of profitability will be largely dependent on retaining the skilled workers presently employed by the Company. The demand for skilled workers in the Gulf Coast region is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. Additionally, there is a general shortage of drilling equipment and supplies. If the Company cannot obtain adequate sources of additional equipment at reasonable prices, its ability to meet increased demand for rental equipment may be delayed or adversely affected. If either of these events occurred, the capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired.


INTENSE COMPETITION COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS


     The Company competes in highly competitive areas of the energy services markets. The depressed oil and gas prices and the consequent decline in the oil and gas industry in the 1980s has led to a consolidation of the number of companies providing services similar to those provided by the Company. This reduced number of companies competes intensely for available projects. Many of the Company's competitors are larger and have greater marketing, distribution, financial and other resources than the Company. There can be no assurance that the Company's operations will continue at current volumes or prices if its current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than the Company's products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, competition among oilfield service and equipment providers is also based on a provider's reputation for safety and quality. Although the Company believes that its reputation for safety and quality service is good, there can be no assurance that the Company will be able to maintain its competitive position. See "Business -- Competition."


REGULATORY AND ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT THE COMPANY'S
BUSINESS


     The Company's business is significantly affected by foreign, federal, state and local laws and other regulations relating to the oil and gas industry, the petrochemical and processing industry, worker safety and environmental protection, by changes in such laws and by changing administrative regulations and the level of enforcement thereof. The Company cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition.

     The Company depends on the demand for its products and services from oil and gas companies and refining and petrochemical companies, and such demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services. In addition, the Company's petrochemical processing services are substantially dependent on the cleaning and maintenance operations of its customers. Numerous state and federal laws and regulations affect the necessity, timing and frequency of the cleaning and maintenance operations of petrochemical and other processors and consequently affect the demand for the Company's equipment and services. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations or enforcement.

     The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Business -- Governmental Regulations."


THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED BY NEW TECHNOLOGY


     Certain of the Company's operations, primarily its MWD services and speciality chemical sales, are based substantially on its proprietary technology. The Company's success in these areas depends to a significant extent on the development and implementation of new product designs and formulations. Whether the Company can continue to develop products and technology to meet evolving industry requirements at levels of capability and prices acceptable to its customers will be a significant factor in determining the Company's ability to compete in these areas. Many of the Company's competitors have greater resources devoted to research and development of new products and technologies than does the Company. While the Company has patents on certain of its technologies and products and has applied for patents on others, there is no assurance that any patents secured by the Company will not be successfully challenged by others or will protect it from the development of similar products by others. See "Business -- Properties."


THE COMPANY IS DEPENDENT ON ITS SUBSIDIARIES


     The Company is structured as a holding company which owns the stock of the Company's operating subsidiaries. The Company's current operations are conducted exclusively through its subsidiaries, and the Company's only significant assets are the capital stock of its subsidiaries. Substantially all of the assets of the Company's subsidiaries are pledged as security to the lenders under the Company's Credit Facility.


CONCENTRATION OF COMMON STOCK OWNERSHIP BY EXISTING STOCKHOLDERS WILL LIMIT THE INFLUENCE OF PUBLIC STOCKHOLDERS


     Upon completion of the Offering, the Company's principal stockholder, together with such stockholder's officers, directors and affiliates, will
beneficially own approximately     % (     % if the Underwriters' over-
allotment option is exercised in full) of the outstanding shares of Common Stock, assuming the exercise of their outstanding warrants. Accordingly, these stockholders will have the ability to influence the election of the Company's directors and the outcome of other matters submitted to a vote of the Company's stockholders, which may have the effect of delaying or preventing a change of control of the Company. See "Principal Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICES FOR THE COMMON STOCK


     Upon the completion of the Offering, the Company will have a total of shares of Common Stock outstanding. Of these shares, the
shares of Common Stock offered hereby (          shares if the Underwriters'
over-allotment option is exercised in full) will be freely tradeable without restrictions or registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined
under the Securities Act. The remaining           shares of Common Stock
outstanding will be restricted securities as that term is defined by Rule 144 as
promulgated under the Securities Act. In addition           shares of Common
Stock may be issued pursuant to options that will be issued under the Company's stock option plan or pursuant to existing options and warrants. See
"Management -- Executive Compensation."

     Under Rule 144 (and subject to the conditions thereof, including volume
limitations), all of the           restricted shares will become eligible for
sale within one year of the Offering. However, the directors, officers and stockholders of the Company have agreed that they will not, directly or indirectly, sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Future sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. For further information concerning Common Stock available for resale after the Offering, see "Shares Eligible for Future Sale" and "Underwriting."

     Certain of the Company's stockholders have registration rights, which have been waived for the Offering. In addition, following the consummation of the
Offering, the Company intends to register the issuance of up to           shares
of Common Stock purchased by the exercise of options granted under the Company's 1997 Option Plan. All shares issued upon exercise of such options will be freely tradeable without restrictions or registration under the Securities Act, by persons other than "affiliates" of the Company, as defined under the Securities Act. Affiliates of the Company will be able to sell such shares under Rule 144. See "Principal Shareholders -- Stockholders Agreement."


NO ASSURANCE EXISTS THAT AN ACTIVE PUBLIC MARKET FOR THE COMMON STOCK WILL DEVELOP AFTER THE OFFERING; POTENTIAL VOLATILITY OF STOCK PRICE


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade following the completion of the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The completion of the Offering provides no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, variations in natural gas and oil prices, investor perceptions of the Company and the oilfield services and refinery and petrochemical services industries, and general economic and other conditions.


NEW STOCKHOLDERS WILL BE SUBJECT TO IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their stock. See "Dilution."

                           FORWARD LOOKING STATEMENTS

     All statements, other than statements of historical fact, included in this Prospectus that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the Company's business strategy, plans and objectives; statements expressing beliefs and expectations regarding future demand for the Company's products and services and other events and conditions that may influence the oilfield services and refinery and petrochemical services markets and the Company's performance in the future; statements concerning future expansion plans, including the anticipated level of capital expenditures for, and the nature and scheduling of, purchases or manufacture of rental tool inventory, wireline equipment or drilling fluids and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those anticipated, estimated or expected.

                                  THE COMPANY


     W-H Energy Services, Inc. is a diversified oilfield service company focused on providing products and services throughout the Gulf Coast region, primarily offshore in the Gulf of Mexico. The Company's customers are major and independent oil and gas companies, other independent oilfield service companies and refining and petrochemical companies. Since the Company's formation in 1989, it has entered seven lines of business through the acquisition of high quality, well managed independent companies with strong market share positions and substantial growth opportunities in the markets in which they operate. These companies continue to be operated by their former owners and key managers, all of whom have an equity interest in the Company. The Company focuses on discrete products and services that provide its customers with attractive alternatives to certain components of the integrated services packages typically marketed by larger oilfield service providers. The Company believes that its unique business approach enables it to compete successfully against these larger providers while maintaining rapid growth and high profitability.



     The Company was incorporated in 1989 under the laws of the State of Texas. The Company's principal executive offices are located at 10370 Richmond Avenue, Suite 990, Houston, Texas 77042, and its telephone number is (713) 974-9071.


ACQUISITIONS


     Since its formation, the Company has acquired the following nine businesses:



OPERATING SUBSIDIARY   DATE ACQUIRED            PRESENT FACILITIES                 BUSINESS
--------------------   -------------            ------------------                 --------
Agri-Empresa           July 1998       Midland, Abilene, Jacksboro and        Specialty Chemicals
                                         Houston, TX, Carlsbad and Hobbs, NM
Grinding and Sizing    April 1998      Lufkin and Houston, TX                 Drilling Mud
                                                                              Products
Diamond                October 1997    Corpus Christi, TX                     Wireline Services
Integrity              September       Kingsville, Conroe and Victoria, TX    Specialty Chemicals
                       1997
Drill Motor Services   December 1995   Broussard, LA; Elk City, OK            Drilling Motors
Thomas Tools           June 1994       New Iberia, LA; Victoria, TX           Rental Tools
Perf-O-Log             December 1990   Lafayette, LA; Laurel, MS              Wireline Services
Well Safe              May 1990        Mobile and Decatur, AL; Gonzales and   Safety Equipment
                                         Sulphur, LA; Beaumont and Houston,
                                         TX
Charles Holston        May 1989        Jennings, Eunice, Baton Rouge, Lake    Cleaning and
                                         Charles and Lafayette, LA            Maintenance


RECAPITALIZATION

     On August 11, 1997, the Company and W-H Investment, L.P. ("W-H Investment") entered into an Agreement and Plan of Recapitalization, providing for a series of equity and debt transactions. W-H Investment is a limited partnership organized by The Jordan Company ("Jordan"), a private merchant banking firm. Pursuant to the Recapitalization, a substantial portion of the then issued and outstanding shares of Common Stock (including warrants and options) were repurchased by the Company and retired. The remaining issued and outstanding shares were retained by certain shareholders. Certain members of the management of the Company were issued warrants to purchase Common Stock. Also as part of the Recapitalization, W-H Investment purchased 80% of the Common Stock and was issued certain warrants to purchase Common Stock. In connection with the Recapitalization, the Company entered into a $95.0 million senior secured credit facility (the "Credit Facility") and issued $24.0 million in aggregate principal amount of 12 1/2% subordinated debentures due 2007 (the "Subordinated Notes"). See "Principal Shareholders" and "Certain Transactions-Recapitalization."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the      shares of Common
Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are
estimated to be approximately $     million ($          if the Underwriters'
over-allotment option is exercised in full), based on an assumed initial Price
to the Public of $          per share, the midpoint of the range set forth on
the cover page of this Prospectus.

     The Company intends to use the net proceeds of the Offering: (i) to repay
in full, for a cash payment of $     million, the Subordinated Notes; and (ii)
to repay approximately $     million of principal and accrued interest on the
Credit Facility. Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities. See "Managements' Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Certain Transactions."

     Upon completion of the Offering and the application of the net proceeds therefrom, the Company will have approximately $20 million of available commitments under the Revolving Line of Credit, which may be used for capital expansion projects, acquisitions, working capital and general corporate purposes.


     The amounts outstanding under the Credit Facility bear interest at floating rates equal to the London Interbank Offered Rate ("LIBOR") plus a range of 2.75% to 3.75% and mature between August 2002 and August 2003. At June 30, 1998, the weighted average applicable interest rate under the Credit Facility was 8.68%. The Subordinated Notes bear interest at 12 1/2% per annum and are due in September 2006 and September 2007. The debt incurred under the Subordinated Notes and the Credit Facility was used to fund the Recapitalization and the Recent Acquisitions. See "The Company -- Recapitalization" and "Certain Transactions-Recapitalization."


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to retain its cash for the continued development of its business. In addition, the Credit Facility currently restricts the ability of the Company to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     The net tangible book value of the Company at June 30, 1998 was $
per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares offered hereby (at an assumed initial
Price to the Public of $     per share) and the receipt of the estimated net
proceeds (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering), the net tangible book value of the Company
at June 30, 1998 would have been $          per share. This represents an
immediate increase in the net tangible book value of $          per share to
existing shareholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after the Offering) to new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution to new investors
purchasing Common Stock in the Offering of $          per share:



Assumed public offering price per share...............................    $
  Net tangible book value per share at June 30, 1998........   $
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after the Offering........
                                                                          -------
Dilution per share to new investors...................................    $
                                                                          =======



     The following table sets forth, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing shareholders and by
new investors (based on an assumed initial Price to the Public of $     per
share):


                                                                TOTAL CASH
                                       SHARES PURCHASED       CONSIDERATION        AVERAGE
                                       -----------------    ------------------    PRICE PER
                                       NUMBER    PERCENT    AMOUNT     PERCENT      SHARE
Existing shareholders...............                   %    $                %     $
New investors.......................
                                       ------     -----     -------     -----
          Total.....................              100.0%    $           100.0%
                                       ======     =====     =======     =====

     The foregoing computations assume no exercise of outstanding warrants or stock options issued by the Company. Warrants to purchase a total of
shares of Common Stock are exercisable at a weighted average of $          per
share and stock options covering        shares of Common Stock are exercisable
at a weighted average of $          per share. See "Management." In the event
the        shares currently subject to outstanding warrants and stock options were included in the foregoing calculations, the net tangible book value per
share before the Offering would be $          , the pro forma net tangible book
value per share after the Offering would be $          and the dilution per
share to new investors would be $          . In addition, the average price per
share paid by existing shareholders would increase to $          per share.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1998 and as adjusted to reflect the sale of the shares of Common Stock
offered hereby (at an assumed initial Price to the Public of $          per
share) and the application of the estimated net proceeds therefrom and the Agri-Empresa Acquisition. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Unaudited Pro Forma Consolidated Statement of Operations and in each case the related Notes thereto included elsewhere in this Prospectus.



                                                                    AT JUNE 30, 1998
                                                               ---------------------------
                                                               HISTORICAL       PRO FORMA
                                                               ----------      -----------
                                                                     (IN THOUSANDS)
Long-term debt, including current maturities:
  Credit Facility:
     Revolving Line of Credit...............................    $ 12,500        $
     Term A Facility........................................      19,250
     Term B Facility........................................      39,700
     Term C Facility........................................       9,975
     Delayed Term Facility..................................      14,925
  Subordinated Notes........................................      24,000
  Other long-term debt......................................       1,762
                                                                --------        --------
          Total long-term debt, including current
            maturities......................................     122,112
Shareholders' equity (deficit):
  Preferred Stock, $1.00 par value per share;
     shares authorized; no shares outstanding...............          --
  Common Stock; $1.00 par value per share;           shares
     authorized; shares issued and outstanding, historical;
               shares issued and outstanding, as adjusted
     (1)....................................................         275
  Additional paid-in capital................................         110
  Retained deficit..........................................     (28,865)
                                                                --------        --------
          Total shareholders' equity (deficit)..............     (28,480)
                                                                --------        --------
          Total capitalization..............................    $ 93,632        $
                                                                ========        ========


---------------

(1) Excludes approximately      shares of Common Stock issuable upon the
    exercise of outstanding stock options and      shares of Common Stock
    issuable upon the exercise of outstanding warrants.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA


     The selected historical consolidated financial data for the Company set forth below are derived from the consolidated financial statements of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The pro forma financial information set forth below is derived from the unaudited pro forma financial information that appears elsewhere in this Prospectus. The unaudited pro forma consolidated balance sheet as of June 30, 1998 gives effect to the Agri-Empresa Acquisition and the Offering and the application of the estimated net proceeds therefrom, as if such events occurred on June 30, 1998. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the six months ended June 30, 1998 give effect to; (i) the Integrity Acquisition (ii) the Grinding and Sizing Acquisition (iii) the Agri-Empresa Acquisition (iv) the Recapitalization and (v) the Offering and the application of the estimated net proceeds therefrom, in each case as if such events had occurred on January 1, 1997. The pro forma financial information does not purport to represent what the Company's results of operations actually would have been had these events, in fact, occurred at the beginning of the period, nor are they intended to project the Company's results of operations for any future period or date.


                                                                        HISTORICAL
                                  ---------------------------------------------------------------------------------------
                                                                                                           SIX MONTHS
                                                                          THREE MONTHS                        ENDED
                                        YEAR ENDED SEPTEMBER 30,             ENDED        YEAR ENDED        JUNE 30,
                                  -------------------------------------   DECEMBER 31,   DECEMBER 31,   -----------------
                                   1993      1994      1995      1996         1996           1997        1997      1998
                                  -------   -------   -------   -------   ------------   ------------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)                     (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Revenues......................  $15,230   $20,458   $27,360   $36,215     $10,088        $59,833      $23,834   $42,445
  Operating expenses............    7,209     8,949    11,931    15,447       4,401         25,889        9,523    17,706
  Depreciation and
    amortization................    1,705     1,835     2,489     3,395       1,017          5,870        2,400     4,631
  Selling, general and
    administrative expense......    6,006     6,975     9,078    10,955       3,071         30,732(1)     6,883    11,579
                                  -------   -------   -------   -------     -------        -------      -------   -------
  Operating income (loss).......      310     2,699     3,862     6,418       1,599         (2,658)       5,028     8,529
  Interest expense..............      906       769     1,003     1,301         340          4,733          738     5,482
  Other (income) expense, net...       46       (25)        5        18          48             (8)         (17)      322
                                  -------   -------   -------   -------     -------        -------      -------   -------
  Income (loss) before income
    taxes.......................     (642)    1,955     2,854     5,099       1,211         (7,383)       4,307     2,725
  Provision (benefit)for income
    taxes.......................       --       421     1,258     1,985         472         (1,714)       1,662     1,035
                                  -------   -------   -------   -------     -------        -------      -------   -------
  Net income (loss).............  ($  642)  $ 1,534   $ 1,596   $ 3,114     $   739        $(5,669)     $ 2,645   $ 1,690
                                  =======   =======   =======   =======     =======        =======      =======   =======
  Pro forma diluted earnings per
    share.......................
  Pro forma shares
    outstanding.................
OTHER FINANCIAL DATA:
  EBITDA, as adjusted(2)........  $ 1,969   $ 4,559   $ 6,346   $ 9,795     $ 2,568        $16,673      $ 7,445   $12,838
  Cash flow from operations.....  $ 1,137   $ 3,061   $ 4,824   $ 5,314     $ 2,053        $ 4,339      $ 4,877   $ 3,889

                                          PRO FORMA
                                  -------------------------

                                                 SIX MONTHS
                                   YEAR ENDED      ENDED
                                  DECEMBER 31,    JUNE 30,
                                      1997          1998
                                  ------------   ----------

STATEMENTS OF OPERATIONS DATA:
  Revenues......................    $106,950      $58,353
  Operating expenses............      60,754       29,736
  Depreciation and
    amortization................       7,713        5,309
  Selling, general and
    administrative expense......      21,655       12,594
                                    --------      -------
  Operating income (loss).......      16,828       10,714
  Interest expense..............       4,257        2,448
  Other (income) expense, net...        (184)         198
                                    --------      -------
  Income (loss) before income
    taxes.......................      12,755        8,068
  Provision (benefit)for income
    taxes.......................       5,038        3,187
                                    --------      -------
  Net income (loss).............    $  7,717      $ 4,881
                                    ========      =======
  Pro forma diluted earnings per
    share.......................    $             $
                                    ========      =======
  Pro forma shares
    outstanding.................
                                    ========      =======
OTHER FINANCIAL DATA:
  EBITDA, as adjusted(2)........    $ 24,725      $15,825
  Cash flow from operations.....    $  8,942      $ 9,980



                                                                               HISTORICAL                               PRO FORMA
                                                   ------------------------------------------------------------------   ---------
                                                                                              AS OF          AS OF        AS OF
                                                            AS OF SEPTEMBER 30,            DECEMBER 31,    JUNE 30,     JUNE 30,
                                                   -------------------------------------   ------------   -----------   ---------
                                                    1993      1994      1995      1996         1997          1998         1998
                                                   -------   -------   -------   -------   ------------   -----------   ---------
                                                                      (IN THOUSANDS)                      (UNAUDITED)
BALANCE SHEET DATA:
  Working capital................................  $ 1,885   $ 2,768   $ 3,888   $ 5,855     $ 12,682      $ 15,069     $ 18,471
  Total assets...................................   13,300    21,001    23,137    33,796       82,981       105,287      129,683
  Total debt.....................................   11,616    10,987     9,732    15,066      101,668       122,112       53,887
  Total shareholders' equity (deficit)...........      226     6,844     8,644    12,285      (30,280)      (28,480)      61,285


---------------

(1) Includes $13.5 million of non-recurring compensation expense resulting from the redemption of options in connection with the Recapitalization.


(2) The Company calculates EBITDA as earnings before interest expense, income taxes, depreciation and amortization and non-recurring compensation expense of $13.5 million in 1997 resulting from the redemption of options in connection with the Recapitalization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as measures of financial performance. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus.

OVERVIEW


     Demand for the Company's services is primarily a function of oil and gas exploration, development and workover activity in the Gulf of Mexico and along the Gulf Coast. The level of oilfield activity is affected in turn by the willingness of oil and gas companies to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases for the exploration, drilling and production of oil and gas in the United States, the discovery rate of oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. Demand for the Company's cleaning and maintenance services is driven by scheduled plant turnarounds, unscheduled plant outages and day to day plant maintenance.



     In 1996 and much of 1997, the oil and gas service industry experienced a general improvement in product demand and pricing as relatively stable and improved oil and or natural gas prices combined with a strong world economy to increase exploration and development activity worldwide. This trend benefited the Company and its results in 1997 and 1996.



     The worldwide price of oil has declined significantly since late 1997, with prices having dropped as much as 40% to under $13 per barrel for spot deliveries, and prices for natural gas have weakened slightly on a year to year basis. These declines have been attributed to, among other things, an excess supply of oil in the world markets, reduced domestic demand associated with an unseasonably warm winter, high inventory levels of oil and gas and the impact of the economic downturn in Southeast Asia. The depressed economic conditions in Southeast Asia also have had a negative effect on the economies in other regions around the world and the associated demand for oil in those regions. These conditions have resulted in substantially lower rig utilization rates in the United States offshore markets as the Company's customers have begun to reevaluate their exploration and development plans for 1998 in light of current lower oil prices. Although members of OPEC have recently taken action to reduce the world supply of oil, the ultimate reduction in supply and its impact on prices is uncertain and ultimately dependent on worldwide demand.



     The Company anticipates that under current market conditions the demand for its current products and services will decline during the remainder of 1998 on a consecutive and comparative quarter to quarter basis. The Company also expects that sales and backlog of drilling products will decline from this year's previously historical high levels to more moderate levels starting in the fourth quarter with some downward pressure on prices and margins. The impact of the current market conditions on 1999 sales and income, however, will be dependent upon a number of factors outside the control of the Company, including whether recently announced production cuts by members of OPEC will have a material impact on oil prices, whether the economic conditions in Asia will stabilize or further decline and further impact the economy in the United States.



     The Company intends to actively monitor market conditions and to react through reductions in its manufacturing, distribution and sales operations in order to manage its businesses in a manner consistent with existing market conditions and activity levels.


RESULTS OF OPERATIONS


  Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997



     Revenues. Revenues increased by $18.6 million, or approximately 78%, to $42.4 million for the six months ended June 30, 1998 from $23.8 million for the six months ended June 30, 1997. This increase was primarily due to the increased demand for the Company's products and services and the acquisition of Integrity and Diamond in September and October 1997, respectively, and Grinding and Sizing in April 1998.

     Operating Expenses. Operating expenses increased $8.2 million, or 86%, to $17.7 million for the six months ended June 30, 1998 from $9.5 million for the six months ended June 30, 1997. Operating expenses increased due to higher sales volumes and the acquisition of Integrity, Diamond and Grinding and Sizing. As a percentage of revenues, operating expenses increased to 42% for the six months ended June 30, 1998 from 40% for the six months ended June 30, 1997.



     Depreciation and amortization. Depreciation and amortization increased by $2.2 million, or 93%, to $4.6 million for the six months ended June 30, 1998 from $2.4 million for the six months ended June 30 1997. This increase was the result of an increase in the Company's capital expenditures.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.7 million, or 68%, to $11.6 million for the six months ended June 30, 1998 from $6.9 million for the six months ended June 30, 1997. This increase was primarily due to increased payroll costs from the larger number of personnel on a company wide basis required to meet higher sales demand in fiscal 1998. Selling, general and administrative expenses decreased to 27% of revenue for the six months ended June 30, 1998 from 29% for the six months ended June 30, 1997.



     Interest Expense. Interest expense for the six months ended June 30, 1998 was $5.5 million, an increase of $4.7 million from $.7 million for the six months ended June 30, 1997. The increase was due primarily to increased borrowing related to financing the Company's capital expenditures and acquisitions and the Recapitalization. See "The Company -- Recapitalization."



     Net Income. Net income decreased by $.9 million, or 36%, to $1.7 million for the six months ended June 30, 1998 from $2.6 million for the six months ended June 30, 1997.



  Year Ended December 31, 1997 Compared to Year Ended September 30, 1996



     Revenues. Revenues increased by $23.6 million, or approximately 65%, to $59.8 million for the year ended December 31, 1997 from $36.2 million for fiscal 1996. This increase was primarily due to the increased demand for the Company's products and services and the geographic expansion of certain of its operating subsidiaries during fiscal 1997.



     Operating Expenses. Operating expenses increased $10.4 million, or 68%, to $25.9 million for the year ended December 31, 1997 from $15.4 million for fiscal 1996. Operating expenses increased due to higher sales volumes. As a percentage of revenues, operating expenses remained at 43% in each year.



     Depreciation and amortization. Depreciation and amortization increased by $2.5 million, or 73%, to $5.9 million for the year ended December 31, 1997 from $3.4 million for fiscal 1996. This increase is the result of an increase in the Company's capital expenditures.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $6.3 million, or 57%, to $17.3 million for the year ended December 31, 1997 from $11.0 million for fiscal 1996. This increase was primarily due to increased payroll costs from the larger number of personnel on a company wide basis required to meet higher sales demand in fiscal 1997. Selling, general and administrative expenses decreased to 29% of revenue for the year ended December 31, 1997 from 30% of revenue for fiscal 1996.



     Interest Expense. Interest expense for the year ended December 31, 1997 was $4.7 million, an increase of $3.4 million from $1.3 million for fiscal 1996. The increase was due primarily to increased borrowing related to financing the Company's capital expenditures, acquisitions and the Recapitalization. See "The Company -- Recapitalization."



     Net Income. Excluding the non-recurring $13.5 million charge for the redemption of options in connection with the Recapitalization net of related tax effects, net income increased by $.9 million, or 29%, to $4.0 million for the year ended December 31, 1997 from $3.1 million for fiscal 1996.


  Year Ended September 30, 1996 Compared to Year Ended September 30, 1995


     Revenues. Revenues increased by $8.9 million, or approximately 32%, to $36.2 million for the year ended September 30, 1996 from $27.4 million for fiscal 1995. This increase in revenues resulted from the acquisition of Drill Motor Services in December 1995, as well as the increased demand for the Company's products and services and an increase in its capital expenditures.


     Operating Expenses. Operating expenses increased $3.5 million, or 29%, to $15.4 million for the year ended September 30, 1996 from $11.9 million for fiscal 1995. Operating expenses increased due to higher sales volumes. As a percentage of revenues, operating expenses decreased from 44% in fiscal 1995 to 43% in fiscal 1996.

     Depreciation and amortization. Depreciation and amortization increased $0.9 million, or 36%, to $3.4 million for the year ended September 30, 1996 from $2.5 million for fiscal 1995. This increase is the result of the Company's increase in capital expenditures.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.9 million, or 21%, to $11.0 million for the year ended September 30, 1996 from $9.1 million for fiscal 1995. This increase was primarily due to the increased number of personnel required to meet increasing sales demand in fiscal 1996. Selling, general and administrative expenses as a percentage of revenue decreased from 33% of revenue for the year ended September 30, 1995 to 30% for the year ended September 30, 1996.


     Interest Expense. Interest expense for the year ended September 30, 1996 was $1.3 million, an increase of $0.3 million, or 30%, from interest expense of $1.0 million for fiscal 1995. This increase was due primarily to increased borrowings to finance the Company's fiscal 1996 capital expenditures and the acquisition of Drill Motor Services.



     Net Income. Net income increased by $1.5 million, or 95%, to $3.1 million for the year ended September 30, 1996 from $1.6 million for fiscal 1995. The strong earnings growth experienced by the Company is a result of both increased revenue and a decrease in selling, general and administrative expenses as a percent of sales.


LIQUIDITY AND CAPITAL RESOURCES


     The primary liquidity needs of the Company are to fund capital expansions, including expanding its rental tool inventory, and to pay principal and interest on indebtedness. The Company's principal sources of funds have been cash flow from operations and borrowings under the Credit Facility and Subordinated Notes. Other sources of cash have included approximately $8.7 million of net proceeds received from the sale of shares of Common Stock in connection with the Recapitalization in fiscal 1997. As of June 30, 1998, the Company had net working capital of approximately $15.1 million.



     Net cash provided by operating activities was $5.3 million in fiscal 1996 and $4.3 million in fiscal 1997. Decreases in cash flow from operating activities are principally the result of working capital requirements attributable to increases in accounts receivable and inventory.



     In August 1997, the Company established the Credit Facility to effectuate the Recapitalization and fund the Recent Acquisitions. The Recapitalization was completed to allow the Company's shareholders to liquidate a portion of their investment in the Company. Certain outstanding securities were repurchased by the Company for approximately $62 million and was primarily financed through additional debt. This transaction significantly increased the financial leverage of the Company. In April and August 1998, the Company amended its Credit Facility in connection with the Grinding and Sizing and Agri-Empresa Acquisitions and increased the amount it can borrow under its Credit Facility to $140 million. As of June 30, 1998, there was $96.4 million outstanding under the Credit Facility. The Company intends to use the net proceeds of the Offering to repay a portion of the indebtedness incurred under the Credit Facility. Upon completion of the Offering and the application of the net proceeds therefrom as described in the unaudited pro forma financial statements as of June 30, 1998 included elsewhere in this Prospectus, the Company would have approximately $52 million in outstanding indebtedness under the Credit Facility. Management believes that cash flows anticipated to be generated from operations together with the Company's existing credit capacity will allow the Company to meet its debt service obligation. The Credit Facility provides for a Revolving Line of Credit up to $20.0 million which will mature in August 2002 and bears interest at an annual rate of LIBOR plus a margin (2.75% at December 31, 1997) that depends on the Company's debt coverage ratio. As of November 10, 1998, the Company had $6.5 million outstanding under the Revolving Line of Credit. Borrowings under the Revolving Line of Credit are available for letters of credit, working capital, general corporate purposes and certain acquisitions. Indebtedness under the Credit Facility is guaranteed by the Company's subsidiaries and collateralized by accounts receivable, equipment, inventory and contract rights of the Company and its subsidiaries. Pursuant to the Credit Facility, the Company has agreed to maintain certain financial ratios. The Credit Facility also imposes certain limitations on the ability of the Company to make capital expenditures, pay dividends or other distributions to its stockholders, make acquisitions or incur indebtedness outside of the Credit Facility. See "Use of Proceeds."



     In September and October 1997, the Company acquired Integrity for $13 million in cash, $200,000 in subordinated debt and warrants with a fair value of $130,000 and Diamond for approximately $3.1 million in cash. The Company financed the acquisitions of Integrity and Diamond with its Credit Facility.



     In April and July 1998, the Company acquired Grinding and Sizing for $9.25 million in cash, $800,000 in subordinated debt and warrants with a fair value of $110,000 and Agri-Empresa for $21 million in cash and warrants with a fair value of $135,000. The Company funded these acquisitions with its Credit Facility.



     During fiscal 1997, the Company made capital expenditures of approximately $20.8 million, primarily for expansion of its rental tool inventory. Management currently projects capital expenditures of approximately $20.0 million during fiscal 1998, primarily for additional rental tool inventory and wireline equipment. The Company believes that cash generated from operations and amounts available under the Revolving Line of Credit will provide sufficient funds for the Company's identified capital projects, debt service and working capital requirements. However, part of the Company's strategy involves the acquisition of companies which have products and services complementary to the Company's existing strategic base of operations. Depending on the size of any future acquisitions, the Company may require additional debt financing, possibly in excess of the limits of the Credit Facility, or additional equity financing. Although the Company is continually evaluating potential acquisitions, it does not have any contracts, understandings or arrangements with respect to any material acquisitions.



YEAR 2000



     The Company continues to identify, evaluate and implement modifications to its business systems in order to achieve Year 2000 date conversion compliance. The Company's business systems are comprised of a mix of off-the-shelf and internally-developed systems that vary greatly in size, complexity and technical architecture. The Company continues to install new applications and upgrade existing ones in order to bring applications for its various locations into compliance. The Company currently believes all significant business systems will be Year 2000 compliant by mid-1999 with the majority of these in compliance by the end of 1998.



     During the fourth quarter of 1998, the Company intends to communicate with suppliers, financial institutions and others with whom it does business to address conversion-related issues. The Company still has not yet determined the complete status of Year 2000 compliance of its suppliers and financial institutions or what additional costs, if any might be required by the Company. Management continues to believe that non-compliance by the Company's suppliers are insignificant but failure of its financial institutions could have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL


     W-H Energy Services, Inc. is a diversified oilfield service company focused on providing products and services throughout the Gulf Coast region, primarily offshore in the Gulf of Mexico. The Company's customers are major and independent oil and gas companies, other independent oilfield service companies and refining and petrochemical companies. Since the Company's formation in 1989, it has entered six lines of business through the acquisition of high quality, well managed independent companies with substantial growth opportunities in the markets in which they operate. These companies continue to be operated by their former owners and key managers, all of whom have an equity interest in the Company. The Company focuses on discrete products and services that provide its customers with attractive alternatives to certain components of the integrated services packages typically marketed by larger oilfield service providers. The Company believes that its unique business approach enables it to compete successfully against these larger providers while maintaining rapid growth and high profitability.


     The Company's operations include specialized oilfield equipment rental, wireline logging and perforating services and the manufacture and wholesale of specialty chemical products. Certain of the Company's products, including downhole drilling motors, high-torque drill pipe and measurement-while-drilling ("MWD") systems, are essential for directional drilling. The Company also rents equipment and provides services used in connection with the cleaning and maintenance of refining and petrochemical facilities and oil and gas facilities.


     Oilfield equipment rental and related services accounted for revenues of $44.5 million, $8.2 million, $28.1 million and $19.3 million for the year ended December 31, 1997, the three months ended December 31, 1996 and the years ended September 30, 1996 and 1995, respectively. Wireline logging and perforating services accounted for revenues of $9.7 million, $1.9 million, $8.1 million and $8.1 million for the year ended December 31, 1997, the three months ended December 31, 1996 and the years ended September 30, 1996 and 1995, respectively. Product sales accounted for revenues of $5.6 million for the year ended December 31, 1997.



BUSINESS STRATEGY


     The Company's strategy is to grow revenue and earnings through internal expansion and strategic acquisitions. The key components of this strategy are set forth below:

     Capitalize on Leading Market Positions in Specialized Segments. The Company's operating subsidiaries maintain leading positions in many of the specialized market segments and geographic regions in which they operate. The Company's strategy is to build on the successful experiences of the businesses it acquires. This strategy is accomplished by retaining key management, providing them with an equity interest in the Company, and continuing to operate under the name and with the operating procedures that were in place when the business was acquired. The Company believes the excellent reputation and operating expertise of each of its businesses, together with its proprietary product lines, will provide opportunities to successfully expand its rental inventory, pursue further geographic expansion and develop and introduce new products.

     Provide an Attractive Alternative to the Major Oilfield Service
Companies. One of the Company's primary business objectives is to provide high quality products and services which represent attractive alternatives to certain components of the integrated services packages typically marketed by larger oilfield service providers. The Company believes its success in competing against major oilfield services companies is attributable to (i) significant management expertise in each of its business units, (ii) consistently high quality products and services provided through its experienced field work force and (iii) proprietary technology in certain specialized product areas.

     Expand to Accommodate Increasing Drilling and Workover Activity. The Company's business activity is directly affected by the volume of drilling, completion and workover activity in its areas of operations. The onshore and offshore Gulf Coast region has experienced significant increases in drilling and workover rig counts and utilization during the past five years. Management believes that drilling and workover activity will continue to increase as improved discovery rates continue to positively impact the spending plans of major and independent oil and gas companies. The Company intends to capitalize on such growth through capital expansion.

     Satisfy Increasing Demand for Directional Drilling Products and
Services. Demand for directional drilling products and services has grown significantly over the past several years. This growth is reflected in the increasing number of wells using directional drilling technology on an absolute basis and as a percentage of total wells drilled. The Company believes that its drilling motors, MWD systems, high torque drill pipe and specialized drilling fluids will continue to experience increased demand as directional drilling activity increases, particularly in deepwater locations, and as independent directional drillers seek to overcome the current shortage of equipment available to them.

     Selectively Acquire Complementary Businesses. The Company will seek additional acquisitions of high quality, well managed independent companies with strong market share positions and substantial growth opportunities in the markets in which they operate. The Company intends to focus on acquisitions that expand its operations into new products and services, broaden its geographic scope and increase its market share. The Company will continue to provide management and key personnel of acquired businesses with stock based incentives.

THE COMPANY'S BUSINESSES

     The Company's acquisition strategy has targeted high quality, well run independent companies with strong market share positions and substantial growth opportunities in the markets in which they operate. The Company conducts its operations through six operating businesses.

  Thomas Tools

     Overview of Operations. Thomas Tools, headquartered in New Iberia, Louisiana, has been a leading provider of specialized rental equipment, tools and tubular goods for drilling, completion and workover applications onshore and offshore in the Gulf Coast region since 1961. Thomas Tools provides a broad range of drilling equipment, including drill pipe and drill collars, pressure control equipment, including blowout preventers, and pipe handling equipment. In addition, through its MWD services unit, Thomas Tools provides "steerable" drilling guidance systems critical in directional drilling. Thomas Tools' latest technological MWD innovation is The Tracker(R), a proprietary and patent pending MWD system introduced to the market in mid-1997.

     Drilling contractors typically utilize several different sizes of drill pipe in the drilling of a single well, as pipe diameter is often reduced as the depth of drilling increases. Thomas Tools' primary rental product line consists of an extensive inventory of various sizes of drill pipe and related handling tools, providing its customers with a full range of drill pipe for drilling at a variety of depths. In response to the growth in directional drilling techniques, Thomas Tools has expanded its inventory of premium, high torque drill pipe, which provides operators with the technical characteristics that are demanded by deeper wells and wells expected to encounter adverse conditions, including deviated well bores. Thomas Tools also offers complementary handling and sub-surface tools and pressure control equipment.

     Following the Recapitalization, the Company utilized its Credit Facility to expand Thomas Tools' rental pipe and MWD systems inventory. The Company intends to focus further capital expansion at Thomas Tools on growing its rental inventory at its South Texas facility for use in the lower Gulf Coast region and offshore in the Gulf of Mexico.

     Products and Services. Thomas Tools' rental inventory includes blowout preventers, power tongs, test pumps, drill collars, stabilizers, drill pipe and other tubular goods. Thomas Tools' products and services are marketed directly through its sales force and operating managers at its two locations.

     In order to ensure optimal performance, Thomas Tools regularly maintains and inspects its rental fleet. As drill pipe arrives at its facilities, either from the manufacturer or as it returns from a job, the pipe is hydroblasted to remove all harmful deposits on the inside and outside of the pipe. This hydroblasting procedure ensures that the pipe is free of any contaminants which might cause decay. Once an individual string of pipe is cleaned, a third party inspection team inspects each joint of pipe to ensure its integrity and suitability for use on additional jobs.

     Thomas Tools often works with its customers to develop a comprehensive list of equipment specifications for projects that utilize its equipment. Thomas Tools works directly with drilling contractors to ensure that all required equipment is available as it is needed. The coordination and execution of the drilling plan and Thomas Tools' cleaning and inspection procedures have resulted in what it believes are strong customer relationships.


     As utilization of directional drilling techniques has increased, the need for sophisticated guidance systems has increased significantly. After two years of extensive research and development, Thomas Tools recently added an MWD system to its product line. The Tracker(R), which was developed by Thomas Tools' internal staff of technicians, provides drillers with a steerable drilling system which is well suited for work in slim hole (down to a 3 1/2" drilling assembly), high temperature and high pressure drilling conditions. In the summer of 1997, Thomas Tools began moving The Tracker(R) system from a field testing phase, during which six devices had been operated by select customers to drill wells for both major and independent oil and gas companies, to a full commercial roll-out of 15 Tracker(R) systems, which was completed by the end of the first quarter of fiscal 1998. Thomas Tools has applied for a patent on its MWD system and is currently in a patent pending status.


     Facilities. Thomas Tools maintains its inventory of drill pipe and tools at its leased facilities in New Iberia, Louisiana and, since 1996, in Victoria, Texas. Thomas Tools assembles and maintains its MWD systems at its Louisiana facility.

  Drill Motor Services

     Overview of Operations. Drill Motor Services was established in 1991 to meet the increasing demand for downhole drilling motors, which are necessary for directional drilling, and has become a leading provider of drilling motors, primarily on a rental basis, to independent directional drillers onshore and offshore in the Gulf Coast region. Drill Motor Services' products include a full range of high performance downhole drilling motors and other related tools, which are used by independent directional drillers to drill for major and independent oil and gas companies in all directional applications, including deepwater and harsh environments. In recent years, improved directional drilling techniques have resulted in increased demand for Drill Motor Services' high performance drilling motors. In addition, increasing day rates for drilling rigs are causing operators to keep additional drilling motors on location in order to ensure continuous drilling operations, which the Company believes has resulted in increasing demand for Drill Motor Services' products.

     Products and Services. Drill Motor Services' primary rental product line consists of a wide range of sizes of downhole drilling motors ranging from 3 1/2 inches to 9 5/8 inches in outside diameter for use at various drilling depths. Drill Motor Services has significantly expanded its inventory of drilling motors from 64 in 1995 to 150 currently. Downhole positive displacement drilling motors consist of four basic elements: the power section, the transmission section, the output shaft assembly and the motor casing. When attached to the drillstring of a drilling platform, the drill motor is powered by fluid which is pumped through the motor and turns the inner components of the drill motor leading to the drill bit. The components of the drill motor are designed to operate at various speeds and torque levels and to withstand severe environmental conditions such as high temperatures, hard rock and abrasive muds.

     Drill Motor Services works directly with its customers in the coordination of a comprehensive drilling plan. Once a job is initiated, a Drill Motor Services representative works with the drilling contractor to ensure that the required equipment is available on site when it is needed. Drill Motor Services' product line is manufactured internally with the exception of the drill motor power sections. Drill Motor Services has an exclusive supply agreement with an ISO 9002 certified machine shop for the manufacture, heat-treating, material control and quality assurance of all major drill motor parts with the exception of the power sections, which are acquired from other third party sources.

     Drill Motor Services markets and sells its services and products directly through its sales force and operating managers at its two locations.

     Facilities. Based in Broussard, Louisiana, Drill Motor Services expanded its geographical presence in 1993 through the addition of a location in Elk City, Oklahoma.

  Perf-O-Log


     Overview of Operations. Perf-O-Log is a provider of wireline logging and perforating services to oil and gas companies onshore and offshore in the Gulf Coast region. Perf-O-Log provides services primarily to the existing (cased-hole) markets and therefore is more dependent on maintenance and enhancement of existing production than new drilling activity.


     Products and Services. The services provided by Perf-O-Log include the following:

     - Logging Services. Logging services involve the gathering of a variety of downhole information which identifies various characteristics about the formation or zone which is to be produced. Logging services are performed through armored electro-mechanical cable (wireline) which is lowered into a well from a truck (on land) or a skid unit (offshore). These units contain considerable instrumentation and computer equipment which is used to chart and record downhole information.

     - Perforating Services. Perforating is the method by which communication is established between the reservoir and production tubing to enable the production of oil or gas. A path for oil and gas to flow from the reservoir through the casing and cement to the tubing is created through the use of a shaped explosive charge which penetrates into the producing zone. Wireline is used to position and discharge the perforating guns.

     - Other Services. Perf-O-Log performs a variety of other services aimed primarily at improving the production rate of existing oil and gas wells and in perforating new zones once a zone or formation is depleted. Perf-O-Log provides a gravel pack service (the "Thru-Tubing Wireline Gravel Pack"), which is covered by a patent, that provides operators of oil and gas wells with a more precise method of installing gravel packs. A gravel pack involves the use of a slurry-like material which is placed in the well to restore or improve production in wells that have become congested by the producing sand.

     While each assignment is different, a typical job for Perf-O-Log involves the use of a logging and perforating unit at a customer's well site to perform its wireline logging and perforating services. These services require a skilled operator and typically last several days on land and a week or more offshore. Perf-O-Log markets and sells its services through an internal sales force, and its customers typically utilize its services on a per-well basis.

     The recent acquisition of Diamond Wireline Services, Inc. ("Diamond"), a land-based wireline logging and perforating service company currently operating onshore in South Texas, complements Perf-O-Log's business and is expected to allow Perf-O-Log to leverage its presence and reputation in the land, inland waterway and offshore Louisiana, Mississippi and Alabama markets into South Texas and expand Diamond's operations to include inland waterway and offshore services.


     Facilities. Headquartered in Lafayette, Louisiana, Perf-O-Log was organized in 1982 to provide wireline logging and perforating services to the oil and gas industry in Louisiana. In 1987, Perf-O-Log expanded its geographic coverage to include Mississippi and Alabama by opening an additional facility in Laurel, Mississippi. As of November 1998, Perf-O-Log's fleet of equipment was comprised of 12 perforating trucks and 6 skid units. Diamond has a facility in South Texas and maintains a fleet of 6 perforating trucks.


  Integrity

     Overview of Operations. Integrity manufactures and wholesales over 50 different specialty chemical products, which are sold to a broad customer base comprised primarily of retail drilling fluid providers both domestically and internationally.

     Integrity maintains a highly controlled cost structure, significant research and development capabilities and new product innovations. Integrity manufactures over 70% of the products it sells, enabling it to control the cost and the proprietary nature of these products. Integrity's research and development department develops products designed specifically for its growing customer base. One of Integrity's most recent product innovations is a high performance lubricant that allows the use of environmentally sensitive water based drilling fluids in deep, severe drilling environments in the North Sea.


     Products and Services. Integrity, which was founded in 1986, manufactures specialty chemicals and additives for drilling fluids. These materials are used in the production and maintenance of oil based drilling fluids, synthetic drilling fluids, water based drilling fluids and completion/workover fluids. Oil based and synthetic drilling fluids are typically used to drill deep wells, deviated wells to prevent stuck pipe and any well where high performance fluids are desired. Synthetic drilling fluids are currently the preferred fluids for high performance drilling in environmentally sensitive areas. Water based drilling fluids are the most common type of fluids used in normal drilling environments where operating costs and environmental aspects are the primary concerns.

     Integrity also produces specialty chemicals for niche applications in various industries. These products include oilfield products (enhanced recovery chemicals, spotting fluids, well treating chemicals and liquified polymers), industrial products (cleaners, lubricants and environmentally sensitive solvents) and environmental remediation products. These products are used in drilling, refining, transportation, water treatment and environmental clean-up applications.

     Integrity's products are distributed from strategically located facilities along the Gulf Coast of Texas, Louisiana and Mexico. Fluids and chemicals are sold both domestically and internationally to customers around the world, including Canada, Colombia, Indonesia, Trinidad, Venezuela, and Mexico. International orders are shipped in bulk from major ports, such as the Port of Houston, to customers overseas.


       Facilities. Integrity is headquartered in Kingsville, Texas, where all of its products are currently manufactured. Additional manufacturing facilities are located in Conroe, Texas and Victoria, Texas.



  Grinding and Sizing



     Overview of Operations. Grinding and Sizing was established in 1947 and manufactures and wholesales private label seepage control and loss circulation products related to the oil and gas drilling process. Grinding and Sizing also performs custom (toll) grinding and produces products to customer specifications through custom blending and packaging. Additionally, Grinding and Sizing fabricates used and new grinding, blending and packaging equipment for internal expansion and capacity as well as for third parties.



     Products and Services. Grinding and Sizing is primarily in the business of size reduction (grinding) of different types of products which are primarily manufactured from agricultural by-products. Grinding and Sizing private labels these products for its customers and also produces it own trademark products, Fiberfluid and Pronto Plug. Grinding and Sizing works directly with drilling fluid companies to develop patented products for seepage and loss circulation control. Grinding and Sizing procures, processes (grinds, blends, and bags), and inventories the finished private labeled products. Grinding and Sizings' manufacturing facilities generate 1,200 horsepower of grinding capacity in order to keep its 30,000 square feet of warehouse space filled with customer products. Grinding and Sizing's customers have little advance notice of exactly what products they need in the production and development of their wells -- consequently, Grinding and Sizing keeps large inventories on hand for immediate shipping to fulfill its customers' needs.



     In addition, Grinding and Sizing produces products to customer specifications through custom blending and packaging which includes particle reduction, classification, blending and packaging of all types of products in various industries. As a service to its customers, Grinding and Sizing will warehouse these finished products until shipping is necessary.



       Facilities. Grinding and Sizing is headquartered in Lufkin, Texas where all of its products are manufactured. Additional facilities include a toll (custom) blending plant located in Houston, Texas and a fabrication plant located in Lufkin, Texas.

  Agri-Empresa, Inc.



     Overview of Operations. Agri-Empresa, Inc. (Agri-Empresa) which has been in business since 1977, manufactures, packages, warehouses and transports over 140 specialty chemicals used primarily in oilfield and industrial applications. Agri-Empresa primarily converts low-cost by-products and waste streams into higher quality products in drilling and completion fluids for the oil and gas industry. Over the past ten years, Agri-Empresa has aggressively pursued a "one source -- one stop shop" strategy by increasing the product line and services offered, enlarging its manufacturing capacity and expanding its geographical territory while continuing to provide high quality service and cultivating a strong customer base. Agri-Empresa offers its oilfield specialty chemicals to the major and independent mud companies and further strengthens the Company's position in specialty chemicals since the business compliments the business of Integrity and Grinding and Sizing.



     Products and Services. Agri-Empresa is a specialty chemical company that sells products and services primarily to the oil and gas and industrial markets. Products are shipped into its facilities via rail and truck. Agri-Empresa then packages these products in different size bags ranging from 2 pounds to 3,400 pounds. Products are packaged into generic, Agri-Empresa, as well as private-labeled bags. Agri-Empresa also operates an LCM plant (lost circulation material). This process involves grinding, sizing, blending and packaging an array of LCM products. Through its different operations, Agri-Empresa provides over 140 oilfield chemicals from its facilities. Additionally, Agri-Empresa's warehousing, transportation, distribution and exporting expertise provides custom catering to its customer base. Agri-Empresa's client list primarily consists of the major and leading independent mud companies.



     Facilities. Agri-Empresa is headquartered in Midland, Texas where the majority of its products are manufactured. Additional manufacturing, warehousing and distribution facilities are located in Houston, Abilene and Jacksboro, Texas and Hobbs and Carlsbad, New Mexico.


  Charles Holston

     Overview of Operations. Charles Holston provides integrated cleaning and maintenance services to refining and petrochemical companies and major and independent oil and gas companies in Louisiana. Charles Holston's services include on-site cleaning and waste management, waste transportation, wastewater services, container cleaning and repair, emergency spill response services and other general plant support services.

     Charles Holston was founded in 1985 with a primary focus on vacuum services to oil and gas customers in Louisiana. In recent years, Charles Holston has expanded its fleet and diversified its customer base to include refining and petrochemical companies.


     Products and Services. As of November 1998, Charles Holston's rental fleet consisted of 65 high velocity vacuum trucks, 175 storage tanks and boxes as well as a broad selection of specialty equipment. Services provided by Charles Holston include the following:


     - Liquid and Semi-Solid Vacuuming Service. Charles Holston's vacuum trucks provide an efficient method of removing industrial wastes and fluids produced in drilling and operating oil and gas wells and in cleaning and maintaining refining and petrochemical facilities. Typically these materials are contained in a customer's tanks, containers, or process equipment.

     - Transportation, Roll-off and Tank Rental Service. Charles Holston provides both short and long distance transportation of liquid and semi-solid non-hazardous waste and materials from customer sites to customer designated treatment, storage and disposal facilities, landfills, and recycling/reclamation facilities. Charles Holston also rents tanks and boxes which provide temporary storage of waste materials. These services are provided primarily on a unit-price or daily rental basis.

     - Miscellaneous Cleaning and Remediation Services. Charles Holston provides several different cleaning and remediation services, depending on the individual needs of its customers. The cleaning services include hydroblasting cleaning which is performed using high pressure water pumps. Hydroblasting is an effective method of removing deposits from surfaces in above-ground storage tanks, pipelines and heat exchangers utilized by refining and petrochemical companies and oil and gas companies. In addition, Charles Holston performs remediation projects at oil and gas and petrochemical sites following the spill of various materials. These materials are removed from the contaminated area, stored in Charles Holston's storage tanks and then transported to a proper customer-designated disposal site.

     Rental fleets and workers are based at each customer location in accordance with the customer needs to be serviced from that location. Depending on the service to be provided, Charles Holston's fleet may be in the field for a few days on a small cleanup job or several months for large projects in which case a customer dedicated team may be placed onsite at the customer's facility and remain until the project is completed. Charles Holston markets and sells its services and products directly through its sales force and operating managers at its five locations.

     Facilities. Charles Holston, headquartered in Jennings, Louisiana since 1985, has district offices in Eunice, Baton Rouge, Lake Charles, and most recently in Lafayette, Louisiana.

  Well Safe


     Overview of Operations. Well Safe provides equipment used in the detection of and protection from toxic gases encountered by refining and petrochemical companies and oil and gas companies onshore and offshore in the Gulf Coast region. Well Safe rents electronic detection and monitoring equipment, breathing units and other personal safety equipment. In addition, Well Safe provides comprehensive safety planning services, safety training and safety supervision.



     Well Safe was organized in 1984 to primarily serve the oil and gas exploration market. In 1993, Well Safe expanded its business to include refining and petrochemical companies in order to capitalize on the safety requirements of this relatively stable market.


     Well Safe markets and sells its services and products directly through its sales force and operating managers at its six locations.

     Facilities. Well Safe is headquartered in Mobile, Alabama and operates district offices throughout Louisiana, Texas and Alabama.

POTENTIAL LIABILITIES AND INSURANCE

     The Company's operations involve a high degree of operational risk, particularly personal injuries and equipment damage, that are typical of companies operating in its industry. Failure of the Company's equipment could result in property damages, personal injury, environmental pollution and resulting damage for which the Company could be liable. Litigation arising from a catastrophic occurrence at a location where the Company's equipment or services are used may in the future result in damage claims. The Company maintains insurance against risks that are consistent with industry standards and required by its customers. Although management believes that the Company's insurance protection is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise. See "Risk Factors -- Operating Risks."

GOVERNMENT REGULATION

     The Company's business is significantly affected by local, state, federal and foreign laws and other regulations relating to the oil and gas industry, the petrochemical and processing industry, worker safety and environmental protection, by changes in such laws and by changing administrative regulations and the level of enforcement thereof. The Company cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses, results of operations, cash flows or financial condition.

     The Company depends on the demand for its services from the oil and gas industry, and such demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services. In addition, the Company's petrochemical processing services are substantially dependent on the cleaning and maintenance operations of its customers. Numerous local, state and federal laws and regulations affect the necessity, timing and frequency of the cleaning and maintenance operations of petrochemical and other processors and consequently affect the demand for the Company's equipment and services. The Company cannot determine the extent to which its future operations and earnings may be effected by new legislation, new regulations or changes in existing regulations or enforcement.

     Certain of the Company's employees who perform services on offshore platforms and vessels are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability. See "Risk
Factors -- Operating Risks."

     The Company's operations are subject to numerous foreign, federal, state, and local laws and regulations governing the manufacture, management, and/or disposal of materials and wastes in the environment and otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and the violation of which may result in the revocation of permits, issuance of corrective action orders, assessment of administrative and civil penalties and even criminal prosecution. For example, state and federal agencies have issued rules and regulations pursuant to environmental laws that regulate environmental and safety matters such as restrictions on the types, quantities, and concentration of various substances that can be released into the environment in connection with specialty chemical manufacturing and tank vacuum or other field service operations, remedial measures to prevent pollution arising from current and former operations, and requirements for worker safety training and equipment usage. Management believes the Company is in compliance in all material respects with applicable environmental laws and regulations to which it is subject. Management further does not anticipate that compliance with existing laws and regulations will have a material effect on the Company. See "Risk Factors -- Regulatory and Environmental Matters."

     The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, it is possible that certain wastes handled by the Company in connection with its tank vacuum or other field service activities that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" under RCRA or other applicable statutes, and therefore be subject to more rigorous and costly operating and disposal requirements.

     The federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company currently leases a number of properties upon which activities involving the handling of hazardous substances or wastes may have been conducted by third parties not under the Company's control. These properties may be subject to CERCLA, RCRA and analogous state laws. Under such laws and implementing regulations, the Company could be required to remove or remediate previously discarded hazardous substances and wastes or property contamination that was caused by such third parties. Such laws and regulations may also expose the Company to liability for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

CUSTOMERS


     The Company's customers include major and independent oil and gas companies, other independent oilfield service companies and refining and petrochemical companies operating throughout the Gulf Coast and offshore in the Gulf of Mexico. The Company provides services and equipment to a broad range of customers and, therefore, the Company believes that it is not dependent on any single customer or group of customers. For the year ended December 31, 1997, no single customer or group of affiliated customers accounted for 10% or more of the Company's revenues. The Company generally enters into informal, nonbinding commitments with its customers, which is customary within the Company's business lines.


COMPETITION

     The Company competes in highly competitive areas of the energy services industry. The depressed oil and gas prices and the resulting decline in the oil and gas industry in the 1980s has led to a consolidation of the number of companies providing services similar to the Company. This reduced number of companies competes intensely for available projects. Many of the Company's competitors are larger and have greater marketing, distribution, financial and other resources than the Company.

     There can be no assurance that the Company's operations will continue at current volumes or prices if its current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than the Company's products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, competition among oilfield service and equipment providers is also based on the provider's reputation for safety and quality. Although the Company believes that its reputation for safety and quality service is good, there can be no assurance that the Company will be able to maintain its competitive position. See "Risk Factors -- Intense Competition."

EMPLOYEES


     At November 12, 1998, the Company and its subsidiaries had approximately 600 employees. None of the Company's employees are represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.


PROPERTIES

     Facilities. The Company operates out of its headquarters located in Houston, Texas. Each of the Company's subsidiaries maintains its own headquarters and operating facilities, which are located throughout the Gulf Coast area. All of the Company's facilities are leased pursuant to operating leases for various terms. Certain of the facilities are leased from the former owners of the Company's subsidiaries. The Company believes that all of its leases are at competitive or market rates and does not anticipate any difficulty in leasing suitable additional space upon expiration of its current lease terms.

     Intellectual Property. The Company uses several patented and patent-pending items in its operations, which management believes are important but are not indispensable to the Company's business as a whole. Although the Company seeks patent protection when it determines that such protection is commercially reasonable, it relies to a greater extent on the technical expertise and know-how of its personnel to maintain its competitive position. See "Risk Factors -- Technology Risks."

LEGAL PROCEEDINGS

     The Company is not a party to, nor is any of its property the subject of, any pending legal proceedings that, in the opinion of management, are expected to have a material adverse effect on the Company's business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the current directors and executive officers of the Company.


            NAME                 AGE                        POSITION
            ----                 ---                        --------
Kenneth T. White, Jr.........    57     Chairman of the Board, President, Chief
                                        Executive Officer and Director
David N. Eliff...............    37     Vice President, Secretary and Chief Financial
                                        Officer
Jeffrey L. Tepera............    33     Vice President and Treasurer
Jonathan F. Boucher..........    41     Director
John W. Jordan II............    51     Director
David W. Zalaznick...........    45     Director
J. Jack Watson...............    70     Director
Christopher Mills............    46     Director
Robert H. Whilden, Jr........    63     Director


     Each of the directors and executive officers of the Company will serve until the next annual meeting of the shareholders or until their death, resignation or removal, whichever is earlier. Directors are elected annually and executive officers hold office for such terms as may be determined by the Company's Board of Directors. Following completion of the Offering, the Company intends to form audit and compensation committees consisting solely of non-employee directors.

     The Company has agreements with each of its directors to indemnify them for costs and expenses resulting from their service as directors of the Company to the fullest extent permitted by law.

     Set forth below is a brief description of the business experience of each director and executive officer of the Company.

     MR. WHITE founded the Company, has served as a director since its inception and serves as its Chairman, President and Chief Executive Officer. Prior to founding the Company, Mr. White participated in the acquisition, development and eventual sale of a number of businesses, including an oil and gas service and equipment business with approximately $50 million in annual revenues, and a manufacturing and distributing company with annual revenues of approximately $160 million.

     MR. ELIFF, a certified public accountant, joined the Company in July 1995 and from 1984 to 1995 was employed by Arthur Andersen LLP and Price Waterhouse LLP, independent accountants, in their mergers and acquisitions, corporate finance, operational productivity and financial consulting segments.

     MR. TEPERA, a certified public accountant, joined the Company in December 1997 and from 1989 to 1997 was employed by Arthur Andersen LLP, independent accountants, serving various positions, most recently as an experienced manager in the enterprise group, a group specializing in emerging high growth companies.

     MR. JORDAN has served as a director of the Company since August 1997. Mr. Jordan is a managing partner of The Jordan Company, a private merchant banking firm which he founded in 1982. Mr. Jordan is also a director of American Safety Razor Company, AmeriKing, Inc., Carmike Cinemas, Inc., Rockshox, Inc., Jordan Industries, Inc., Motors and Gears, Inc., Jordan Telecommunication Products, Inc. and Welcome Home, Inc. as well as other privately held companies. In January 1997, Welcome Home filed a voluntary petition for bankruptcy.

     MR. ZALAZNICK has served as a director of the Company since August 1997. Mr. Zalaznick has been a partner of The Jordan Company since 1982. Mr. Zalaznick is also a director of Carmike Cinemas, Inc, AmeriKing, Inc., American Safety Razor Company, Jordan Industries, Inc., Motors and Gears, Inc., Jordan Telecommunication Products, Inc. and Marisa Christina, Inc., as well as other privately held companies.

     MR. BOUCHER has served as a director of the Company since August 1997. Mr. Boucher has been a partner of The Jordan Company since 1983. Mr. Boucher is also a director of American Safety Razor Company, Jordan Industries, Inc., Motors and Gears, Inc. and Jordan Telecommunication Products, Inc. as well as other privately held companies. In December 1996, Mr. Boucher resigned as a director and officer of Welcome Home. In January 1997, Welcome Home filed a voluntary petition for bankruptcy.

     MR. WATSON has served as a director of the Company since August 1997. Mr. Watson was President and Chief Executive Officer of Newflo Corporation from 1987 through 1996. Newflo is a manufacturer of pumps, valves and meters with annual revenues of approximately $250 million in annual revenues.

     MR. MILLS has served as a director of the Company since 1990. Mr. Mills is a director of Compass Plastics, Horace Small PLC, Oak Industries, Denison Investments PLC and North Atlantic Smaller Companies Trust. Mr. Mills has been the Chief Executive Officer of North Atlantic Smaller Companies Trust since 1984.

     MR. WHILDEN has served as a director of the Company since its inception. Mr. Whilden has been a partner in the law firm of Vinson & Elkins L.L.P. in Houston, Texas since 1970. Mr. Whilden is also a director of Tom Brown, Inc., an independent oil and gas company.

MANAGEMENT OF OPERATING SUBSIDIARIES

     Set forth below is a brief description of each principal executive officer of each of the Company's main operating subsidiaries:

     WILLIAM J. THOMAS III has been the Chief Executive Officer of Thomas Tools since June 1994 and was a principal shareholder when it was acquired by the Company. Mr. Thomas has over 20 years of experience in the oil and gas industry and has been with Thomas Tools since 1974.

     DANIEL M. SPILLER is the Chief Executive Officer of Drill Motor Services. Mr. Spiller has over 22 years of experience in the design, manufacture, sale and rental and operation of downhole drilling motors. Mr. Spiller organized Drill Motor Services in 1991 and, prior to such time, worked with several recognized leaders in the downhole drilling motor sector.


     BILL BOUZIDEN is the President of Perf-O-Log and has over 15 years experience in the oil and gas industry and wireline business.


     WILLIAM MAX DUNCAN, JR. has been the President of Integrity since he co-founded it in 1986. Mr. Duncan has over 18 years of experience in the specialty chemicals and drilling fluids business.


     STEPHEN T. GOREE has been the Chief Executive Officer of Agri-Empresa since its formation in 1977. Mr. Goree was the original founder of Agri-Empresa and has over 20 years of experience in the oil and gas industry.



     RONALD A. ROSE has been the President of Grinding and Sizing since Mr. Rose has over 12 years of experience in the drilling fluids business.


     CRAIG HOLSTON is the Chief Executive Officer of Charles Holston and has been with Charles Holsten since it was founded in 1985.

     J.B. WILSON, JR. is the President of Well Safe and has been with Well Safe since its inception in 1985.

     These principal executive officers are generally parties to employment agreements that contain certain non-competition provisions.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the President and Chief Executive Officer and Vice President, Secretary and Chief Financial Officer of the Company:

                           SUMMARY COMPENSATION TABLE


                                                                                               NUMBER OF
                                            ANNUAL COMPENSATION                               SECURITIES
                                     ----------------------------------                       UNDERLYING
NAME AND PRINCIPAL POSITION                                OTHER ANNUAL      ALL OTHER      WARRANT/OPTIONS
       IN THE COMPANY         YEAR    SALARY     BONUS     COMPENSATION   COMPENSATION(1)       GRANTED
---------------------------   ----   --------   --------   ------------   ---------------   ---------------
Kenneth T. White, Jr.         1997   $249,808   $100,000      $   --        $4,525,000
  Chairman, President and     1996    200,000     80,000          --                --
  Chief Executive Officer     1995    200,000     50,000          --                --
David N. Eliff                1997   $120,000   $ 30,000      $2,042        $  839,000
  Vice President, Secretary   1996    103,231      5,000         665                --
  and Chief Financial
     Officer                  1995     21,538         --          --                --


---------------

(1) Consists of proceeds from the redemption of stock options and compensatory restricted stock pursuant to the Recapitalization.


WARRANT AND OPTION GRANTS, EXERCISES AND HOLDINGS



     Fiscal 1997 Warrant and Option Grants. The following table contains certain information concerning options granted to the named executive officers during the year ended December 31, 1997.



                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                                                                                              STOCK PRICE
                                                                                           APPRECIATION FOR
                                             INDIVIDUAL GRANTS                         WARRANT OR OPTION TERM(2)
                        ------------------------------------------------------------   -------------------------
                                   PERCENT OF TOTAL
                        WARRANTS     WARRANT AND
                          AND      OPTIONS GRANTED    EXERCISE OR
                        OPTIONS      TO EMPLOYEES      BASE PRICE      EXPIRATION
         NAME           GRANTED        IN 1995        PER SHARE(1)        DATE             5%            10%
         ----           --------   ----------------   ------------   ---------------   -----------   -----------
Kenneth T. White,
  Jr. ................                                               August 11, 2002
David N. Eliff........                                               August 11, 2002


---------------


(1) The warrants and options were granted at or above the fair market value of the Common Stock on the date of grant with a term of 10 years, unless otherwise noted.



(2) In accordance with the rules of the Commission, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.



     Fiscal 1997 Option Holdings. The following table sets forth certain information regarding options held at December 31, 1997.



                                                        NUMBER OF SHARES OF
                                                           COMMON STOCK
                                                      UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS HELD AT            IN-THE-MONEY OPTIONS
                                                         DECEMBER 31, 1997         HELD AT DECEMBER 31, 1997
                                                    ---------------------------   ---------------------------
                       NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                       ----                         -----------   -------------   -----------   -------------
Kenneth T. White, Jr. ............................
David W. Eliff....................................

EMPLOYMENT AGREEMENT

     Mr. White has an employment agreement with the Company for a term expiring December 31, 2000, which provides for Mr. White's employment as the Chairman of the Board, President and Chief Executive Officer of the Company. The employment agreement provides for a base salary of $250,000 for each of the first two years and $300,000 for the third year, plus such bonus up to 100% of the base salary, as may be determined in the sole discretion of the Board of Directors.

     As an additional incentive for Mr. White to serve as Chief Executive Officer of the Company and subject to consummation of the Offering, W-H Investment has agreed to sell warrants to Mr. White for $104,000 to purchase shares of Common Stock of the Company from WH Investment at an exercise
price of $     per share.

     Mr. Eliff has an employment agreement with the Company for a term expiring April 30, 2000, which provides for Mr. Eliff's employment as an Officer of the Company. The employment agreement provides for a base salary of $120,000 per year plus such bonus as may be determined in the sole discretion of the Board of Directors.

     Mr. Tepera has an employment agreement with the Company for a term expiring December 31, 2000, which provides for Mr. Tepera's employment as an Officer of the Company. The employment agreement provides for a base salary of $85,000 per year plus such bonus as may be determined in the sole discretion of the Board of Directors.

COMPENSATION OF DIRECTORS

     Upon completion of the Offering, directors of the Company will receive $10,000 per year for their services to the Company, plus reimbursement of out-of-pocket expenses.

STOCK OPTION PLAN

     The Board adopted a Stock Option Plan (the "1997 Option Plan") in August 1997. The Board believes that by providing key employees with an opportunity to acquire a proprietary interest in the Company, the 1997 Option Plan will give employees a stronger incentive to work for the continued success of the Company. The Board of Directors also believes that the 1997 Option Plan will be helpful to the Company in attracting and retaining outstanding personnel. The principal features of the 1997 Option Plan are described below.

     The 1997 Option Plan covers an aggregate of        shares of Common Stock
(subject to adjustments in the event of stock dividends, stock splits and certain other events). The 1997 Option Plan provides for non-qualified stock options.

     The 1997 Option Plan is administered by a committee of the Board appointed by the Board (the "Committee"). If no Committee is appointed under the 1997 Option Plan, the Board will act as the Committee. The Committee has the power to determine those employees to be granted options, the price and the number of shares subject to each option, the time at which each option is granted and becomes exercisable, the duration of the option period, the inclusion of stock appreciation rights and such other conditions and limitations as may be applicable.

     Each option granted under the 1997 Option Plan will contain such terms and conditions as may be approved by the Committee. The Committee has granted options under the 1997 Option Plan that will vest over a four-year period and will expire in all cases 10 years from the date the options were granted. Except in certain circumstances including a merger or consolidation with another corporation or the sale of substantially all of the Company's assets, no option will be exercisable as to any share as to which a continuous service requirement has not been satisfied. If an optionee's employment terminates for any reason, the option may be exercised during the three-month period following such termination, but only to the extent vested at the time of such termination.

     Each option will be assignable or transferable only by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title 1 of The Employee Retirement Income Security Act of 1974, as amended, and will be exercisable during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative.

     No consideration is payable to the Company upon the grant of any option. The exercise price of any option will be determined by the Committee.

     The Board of Directors may amend the 1997 Option Plan as it deems advisable. The Board may terminate the 1997 Option Plan at any time. Termination of the 1997 Option Plan will not affect the rights of the optionees or their successors under any options outstanding and not exercised in full on the date of termination. Unless earlier terminated by the Board of Directors, the 1997 Option Plan will terminate in August 2007.


     As of November   , 1998, ten year options have been granted under the 1997
Option Plan with respect to a total of        shares of Common Stock, which will
vest over a four-year period, in 25% increments after each full year of service
following the date of grant, beginning in August 1998. At             and
contingent upon the consummation of the Offering, the Company granted options
under the 1997 Option Plan to Mr. White for a total of        shares of Common
Stock, of which        are exercisable at $       per share and the remainder
vest in equal amounts on the first, second and third anniversary of the consummation of the Offering.


OTHER COMPENSATORY ARRANGEMENTS


     Retirement Plan. The Company provides its employees with a 401(k) Plan pursuant to which the Company contributes $.75 for each $1.00 contribution by the employee on the first 3% of salary that such employee contributes to the plan.


     Health Plan. The Company provides its employees with a traditional major medical plan that pays 80% of the employees medical expenses.

     Group Life Insurance. The Company provides a group term life insurance for each of its employees which pays a $20,000 death benefit ($40,000 if death is the result of an accident) to the employee's estate or beneficiary.

                              CERTAIN TRANSACTIONS

     CONSULTING AGREEMENT. On August 11, 1997, the Company entered into a Consulting Agreement (the "Consulting Agreement") with TJC Management Corporation ("TJC"), an affiliate of Jordan and W-H Investment, the principal stockholder of the Company. The Consulting Agreement expires on December 31, 2007, but is automatically renewed for successive one-year terms, unless either party provides written notice of termination 60 days prior to the scheduled renewal date; provided, however, the Consulting Agreement will automatically terminate if substantially all of the stock or assets of the Company are sold to, or the Company is merged with, an entity unaffiliated with TJC or a majority of the Company stockholders immediately prior to sale. The Consulting Agreement provides for an annual consulting fee payable on a quarterly basis equal to 2.5% of the Company's net income before interest, tax, depreciation, amortization and other non-cash charges and extraordinary or non-recurring expenses or losses, in each case, charged, expensed or accrued against such net income.


     The Company and TJC have agreed to terminate the Consulting Agreement concurrently with the Offering. The Company has paid TJC approximately $290,000 pursuant to the Consulting Agreement. The Company expects to pay TJC the applicable consulting fee through the consummation of the Offering.



     TRANSACTION ADVISORY AGREEMENT. On August 11, 1997, the Company entered into a Transaction Advisory Agreement ("Advisory Agreement") with TJC pursuant to which TJC shall render consulting services to the Company and its subsidiaries in connection with their acquisitions, divestitures and investments. The Advisory Agreement expires on December 31, 2007, but is automatically renewed for successive one-year terms, unless either party provides written notice of termination 60 days prior to the scheduled renewal date; provided, however, the Advisory Agreement will automatically terminate if substantially all of the stock or assets of the Company are sold to or the Company is merged with an entity unaffiliated with TJC or a majority of the Company stockholders immediately prior to sale. The Advisory Agreement provides for (i) an investment banking and sponsorship fee payable by the Company of up to 2% of the aggregate consideration paid by the Company for any acquisition consummated by the Company or any sale by the Company of substantially all of its stock or assets or the stock or assets of any of its subsidiaries, provided, such acquisition of or investment in any business by the Company was directly participated in by TJC, and (ii) a financial consulting fee of up to 1% of the amount obtained or made available to the Company and/or its subsidiaries pursuant to any debt or equity financing by the Company and which was arranged by or completed with the assistance of TJC. Any such fee paid by the Company to TJC pursuant to the Advisory Agreement shall be paid only upon the prior approval of a majority of the directors of the Company not affiliated with Jordan. See Note 8 of Notes to Consolidated Financial Statements.



     The Company has paid TJC approximately $1.8 million pursuant to this Advisory Agreement.


     The Board of Directors of the Company has agreed to pay TJC a fee of $1.6 million upon the consummation of the Offering for services rendered to the Company under the Advisory Agreement.


     RECAPITALIZATION. On August 11, 1997, the Company entered into a series of equity and debt transactions which resulted in a recapitalization and change in the controlling ownership of the Company. In connection with the
Recapitalization, (i) the Company repurchased and retired        shares of its
Common Stock and warrants to purchase        shares of Common Stock for
approximately $48.1 million, (ii) repurchased        outstanding options for
approximately $13.5 million, (iii) issued        new shares of Common Stock and
warrants to purchase        shares of Common Stock to W-H Investment at an
exercise price of $ per share for approximately $12.0 million, (iv) issued the Subordinated Notes to an affiliate of W-H Investment for $24.0 million and (v)
issued warrants to purchase        shares of Common Stock at an exercise price
of $ per share to certain members of the Company's management. DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin and Jenrette Securities Corporation, fully underwrote the $95.0 million Credit Facility, which was funded in part concurrently with the Recapitalization to repurchase the Common Stock and options and warrants to purchase Common Stock, to refinance existing debt and to cash collateralize certain letters of credit. Transaction fees and expenses relating to the Acquisition totaled approximately $5.9 million, $1.4 million of which was paid to TJC pursuant to the Advisory Agreement. See "Principal Shareholders," "The Company -- Recapitalization" and "Underwriting."


     A portion of the net proceeds to the Company from the Offering will be used to repay in full the Subordinated Notes, which are held by an affiliate of W-H Investment. See "Use of Proceeds."

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 12, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each director,
(ii) each named executive officer in the Summary Compensation Table, (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (iv) all directors and executive officers as a group and (v) all employees of the Company who own Common Stock as a group (excluding directors and executive officers). Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person.


                                                                            PERCENTAGE BENEFICIALLY
                                                                                   OWNED(1)
                                                                            -----------------------
                                                               NUMBER        BEFORE         AFTER
                                                              OF SHARES     OFFERING      OFFERING
W-H Investment, L.P.(2).....................................                   82%
Kenneth T. White, Jr.(3)....................................                    8
David N. Eliff(4)...........................................                    2
Jeffrey L. Tepera(5)........................................     --            --            --
John W. Jordan II(6)........................................     --            --            --
David W. Zalaznick(6).......................................     --            --            --
Jonathan F. Boucher(6)......................................     --            --            --
J. Jack Watson(6)...........................................     --            --            --
Christopher Mills(7)........................................                    2
Robert H. Whilden, Jr.(8)...................................                    1
All directors and officers as a group (9 persons)...........                   13
All employees as a group (84 persons)(9)....................                   12

---------------

 *  Represents less than 1% of the outstanding Common Stock.

(1) Calculated pursuant to Rule 13d-3(d) under the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes warrants to purchase        shares of Common Stock. W-H Investment,
    L.P. is a limited partnership, for which W-H Investment, G.P. acts as the General Partner and exercises the voting and investment control over the Common Stock and warrants. W-H Investment, G.P. is owned by certain affiliates of The Jordan Company, including John W. Jordan II, David Z. Zalaznick and Jonathan F. Boucher.

(3) Includes warrants to purchase        shares from the Company, warrants to
    purchase        shares from W-H Investment effective upon consummation of
    the Offering and options to purchase      shares granted under the 1997
    Option Plan which vest upon consummation of the Offering, and excludes
    options to purchase           shares granted under the 1997 Option Plan.

(4) Includes warrants to purchase     shares.

(5) Excludes options to purchase      shares granted under the 1997 Option Plan.

(6) Excludes        shares and warrants to purchase        shares held by W-H
    Investment, L.P., of which Mr. Jordan, Mr. Zalaznick, Mr. Boucher and Mr. Watson are limited partners. Each of Mr. Jordan, Mr. Zalaznick, Mr. Boucher and Mr. Watson disclaim beneficial ownership of the securities held by W-H Investment.

(7) Includes warrants to purchase        shares.

(8) Includes warrants to purchase        shares.

(9) Excludes the shares, warrants to purchase shares and options held by the directors and executive officers of the Company and options to purchase shares granted under the 1997 Option Plan.

STOCKHOLDERS AGREEMENT

     Each holder of outstanding shares of Common Stock of the Company is a party to a Stockholders Agreement, dated as of August 11, 1997 (the "Stockholders Agreement"), by and among the Company and such stockholders. The Stockholders Agreement gives the holders of shares of Common Stock that are a party thereto certain rights to participate in any registration by the Company of any of the Company's equity securities for sale to the public pursuant to the Securities Act, other than in connection with mergers, acquisitions, exchange offers, dividend reinvestment plans or stock option or other employee benefit plans. The holders of shares of Common Stock that are a party to the Stockholders Agreement have waived their rights to participate in the Offering.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of        shares of
Common Stock, $1.00 par value per share, and        shares of preferred stock,
$1.00 par value per share ("Preferred Stock"). Upon completion of the Offering,
       shares of Common Stock will be issued and outstanding (       shares if
the Underwriters exercise their over-allotment option in full) and no shares of Preferred Stock will be issued and outstanding. As of November 12, 1998, the
Company had outstanding        shares of Common Stock held of record by
          shareholders.


COMMON STOCK

     The rights of the holders of Common Stock are identical in all respects. All of the shares of Common Stock are validly issued, fully paid and nonassessable.


     The holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common shareholders. The shares of Common Stock do not have cumulative voting rights. Shares of Common Stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. Except as otherwise required by Texas law, the holders of a majority of the shares of Common Stock may approve any matter submitted to a vote of the shareholders of the Company, including the election of directors. The Common Stock is not subject to redemption by the Company. All shares of Common Stock issued in the Offering will be validly issued, fully paid and nonassessable.


     Subject to the rights of the holders of any class of capital stock of the Company having preference or priority over the Common Stock, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

PREFERRED STOCK

     The Company is authorized to issue        shares of Preferred Stock. The
Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Company's Restated Articles of Incorporation, the Board of Directors of the Company is empowered to determine the designation of and the number of shares constituting a series of Preferred Stock. In addition, the Company's Board of Directors may designate the dividend rate, the terms and conditions of any voting and conversion rights, the amounts payable upon redemption or upon liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares, and the preferences and relative rights among the series of Preferred Stock. Such rights, preferences, privileges and limitations could adversely effect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION AND BYLAWS

     The Company's Restated Articles of Incorporation provide that shareholders may act by the written consent of holders having not less than the minimum number of votes necessary to take such action.

TEXAS LAW PROVISION

     Generally, Part Thirteen of the Texas Business Corporation Act (the "TBCA") prohibits a publicly held Texas corporation from engaging in a "business combination" with an "affiliated shareholder" for a period of three years after the date of the transaction in which the person became an affiliated shareholder, unless one of the following events occur: (i) prior to the date of the business combination, the transaction is approved by the Board of Directors of the Company; or (ii) no earlier than six months after such date, the business combination is approved by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the affiliated shareholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "affiliated shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 20% or more of the Company's voting stock.


     These and certain other provisions of the TBCA may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Therefore, the TBCA may deprive the holders of the Common Stock of opportunities to sell shares of Common Stock at a premium to then prevailing market prices in connection with a takeover attempt.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is           .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the prevailing market price of the shares of Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

     Upon completion of the Offering, the Company will have        shares of
Common Stock outstanding. Of these shares, the      shares sold in the Offering
will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining        shares of Common Stock are deemed "Restricted Shares"
under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this Offering (the "Lock-Up Period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Because of these restrictions, on the date of this Prospectus, no shares other than those offered hereby will be eligible for sale. Upon expiration of the Lock-Up Period, all of the Restricted Shares will become available for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this Offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1.0% of the then-outstanding shares of
Common Stock (       shares after giving effect to this Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least one year, would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

     Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its minimum holding period. The Company intends to register on a registration statement on Form S-8, shortly after the date of this Prospectus, a
total of        shares of Common Stock reserved for issuance under the 1997
Option Plan and its outstanding warrants.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), each of the Underwriters named below (the "Underwriters") for whom Donaldson, Lufkin & Jenrette Securities Corporation and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Jefferies & Company, Inc....................................

          Total.............................................
                                                              ---------
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than those covered by the over-allotment option described below) must be purchased.

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers at such price,
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may re-allow to certain other dealers, a concession not
in excess of $          per share. After the initial offering of the Common
Stock, the offering price and the concessions and discounts to dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option to purchase up to an
aggregate of           additional shares of Common Stock, at the Price to the
Public set forth on the cover page hereof, less underwriting discounts and commissions, solely for the purpose of covering over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end either of these activities at any time.

     The Company, its directors and executive officers, and stockholders have each agreed that, subject to certain exceptions, during the period beginning on the date of this Prospectus and continuing to and including the 180th day after such date, they will not, directly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to acquire shares of Common Stock without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the shares of Common Stock offered hereby. The initial public offering price for the shares was determined by negotiations between the Company and the Representatives and does not necessarily reflect the market prices for the Common Stock following the Offering. Among the principal factors considered in determining the initial public offering price were prevailing economic prospects, the sales, earnings and financial and operating performance of the Company in recent periods, the future prospects of the Company, market valuations of companies in related businesses and the history and prospects for the industries in which the Company competes. Additionally, consideration has been given to the general condition of the securities markets, the market for new issues of securities and the demand for securities of comparable companies.


     Application has been made to list the Common Stock on the New York Stock
Exchange under the symbol "               ". The Underwriters have undertaken to
sell the shares of Common Stock in the Offering in such a manner as to ensure that the New York Stock Exchange distribution standards will be met.


     DLJ Capital, Inc. served as the syndication and administrative agent to the lenders in connection with the Credit Facility funded in October 1997. DLJ Capital, Inc. is an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. DLJ Capital, Inc. received customary compensation in connection with its role in the placement of such facility. In addition, DLJ Capital, Inc. is the lender of approximately $ million of the amounts currently outstanding under the Credit Facility. It is currently anticipated that approximately $ million of such indebtedness will be repaid with a portion of the proceeds of the Offering.

     As a result of the repayment of indebtedness owed to DLJ Capital, Inc., the Offering is subject to the provisions of Section 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD) ("Section 2720"). Accordingly, the underwriting arrangements for the Offering will conform with the requirements set forth in Section 2720. In particular, the price at which the Offering is to be distributed to the public must be a price no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of the Prospectus and the Registration Statement of which the Prospectus is a part and who meets certain standards. In accordance with this requirement, Jefferies & Company, Inc. will serve in such role and will recommend the public offering price in compliance with the requirements of
Section 2720. Jefferies & Company, Inc., in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which the Prospectus forms a part.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Robert H. Whilden, Jr., a partner of Vinson & Elkins L.L.P., is a director of the Company. See "Principal Shareholders" for a description of Common Stock and warrants to purchase Common Stock held by Mr. Whilden.

                                    EXPERTS

     The audited financial statements included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                           W-H ENERGY SERVICES, INC.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                          I. W-H ENERGY SERVICES, INC.



Pro Forma:

Unaudited Pro Forma Consolidated Balance Sheet as of June
  30, 1998..................................................  F-3
Unaudited Pro Forma Consolidated Statement of Operations for
  the Year Ended December 31, 1997..........................  F-4
Unaudited Pro Forma Consolidated Statement of Operations for
  the Six Months Ended June 30, 1998........................  F-5
Notes to Unaudited Pro Forma Consolidated Financial
  Statements................................................  F-6

Historical:

Report of Independent Public Accountants....................  F-7
Consolidated Balance Sheets as of December 31, 1996 and
  1997, and June 30, 1998 (unaudited).......................  F-8
Consolidated Statements of Operations for the Years Ended
  September 30, 1995 and 1996, the Three Months Ended
  December 31, 1996, the Year Ended December 31, 1997, and
  the Six Months Ended June 30, 1997 and 1998 (unaudited)...  F-9
Consolidated Statements of Shareholders' Equity (Deficit)
  for the Years Ended September 30, 1995 and 1996, the Three
  Months Ended December 31, 1996, the Year Ended December
  31, 1997, and the Six Months Ended June 30, 1998
  (unaudited)...............................................  F-10
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1995 and 1996, the Three Months Ended
  December 31, 1996, the Year Ended December 31, 1997, and
  the Six Months Ended June 30, 1997 and 1998 (unaudited)...  F-11
Notes to Consolidated Financial Statements..................  F-12
                  II. INTEGRITY INDUSTRIES, INC.
Report of Independent Public Accountants....................  F-27
Balance Sheets as of December 31, 1996, and September 24,
  1997......................................................  F-28
Statements of Operations for the Year Ended December 31,
  1996, and the Eight Months and Twenty-Four Days Ended
  September 24, 1997........................................  F-29
Statements of Shareholders' Equity (Deficit) for the Year
  Ended December 31, 1996, and the Eight Months and
  Twenty-Four Days Ended September 24, 1997.................  F-30
Statements of Cash Flows for the Year Ended December 31,
  1996, and the Eight Months and Twenty-Four Days Ended
  September 24, 1997........................................  F-31
Notes to Financial Statements...............................  F-32
      III. GRINDING AND SIZING COMPANY, INC. AND AFFILIATES
Report of Independent Public Accountants....................  F-34
Combined Balance Sheets as of December 31, 1996 and 1997,
  and March 31, 1998 (unaudited)............................  F-35
Combined Statements of Operations for the Years Ended
  December 31, 1996 and 1997, and the Three Months Ended
  March 31, 1997 and 1998 (unaudited).......................  F-36
Combined Statements of Shareholders' Equity for the Years
  Ended December 31, 1996 and 1997, and the Three Months
  Ended March 31, 1998 (unaudited)..........................  F-37
Combined Statements of Cash Flows for the Years Ended
  December 31, 1996 and 1997, and the Three Months Ended
  March 31, 1997 and 1998 (unaudited).......................  F-38
Notes to Combined Financial Statements......................  F-39

               IV. AGRI-EMPRESA INC. AND AFFILIATES
Report of Independent Public Accountants....................  F-44
Combined Balance Sheets as of December 31, 1996 and 1997,
  and June 30, 1998 (unaudited).............................  F-45
Combined Statements of Operations for the Years Ended
  December 31, 1996 and 1997, and the Six Months Ended June
  30, 1997 and 1998 (unaudited).............................  F-46
Combined Statements of Shareholders' Equity for the Years
  Ended December 31, 1996 and 1997, and the Six Months Ended
  June 30, 1998 (unaudited).................................  F-47
Combined Statements of Cash Flows for the Years Ended
  December 31, 1996 and 1997, and the Six Months Ended June
  30, 1997 and 1998 (unaudited).............................  F-48
Notes to Combined Financial Statements......................  F-49

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION



     The following unaudited pro forma consolidated financial information is derived from the historical financial statements of W-H, Integrity, Grinding and Sizing and Agri-Empresa included elsewhere in this Prospectus. The following unaudited pro forma consolidated balance sheet as of June 30, 1998 gives effect to the Agri-Empresa Acquisition and the Offering and the application of the estimated net proceeds therefrom, as if such events occurred on June 30, 1998. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the six months ended June 30, 1998 give effect to: (i) the Integrity Acquisition, (ii) the Grinding and Sizing Acquisition, (iii) the Agri-Empresa Acquisition, (iv) the Recapitalization and (v) the Offering and the application of the estimated net proceeds therefrom, in each case as if such events had occurred on January 1, 1997.



     The unaudited pro forma financial information does not purport to represent what the Company's results of operations actually would have been had these events, in fact, occurred at the pro forma dates nor are they intended to project the Company's results of operations for any future period or date. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements appearing elsewhere in this Prospectus.



                           W-H ENERGY SERVICES, INC.



                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET


                                 JUNE 30, 1998


                                 (IN THOUSANDS)



                                     ASSETS





                                        HISTORICAL
                                 ------------------------                                                     PRO FORMA AS
                                   THE                       PRO FORMA         PRO FORMA       OFFERING       ADJUSTED FOR
                                 COMPANY    AGRI-EMPRESA    ADJUSTMENTS     BEFORE OFFERING   ADJUSTMENTS     THE OFFERING
                                 --------   -------------   -----------     ---------------   -----------     ------------
Current assets:
  Cash and cash equivalents....  $    904      $ 1,172        $(1,147)(2)      $    929        $     --         $    929
  Accounts receivable, net.....    19,013        3,529             --            22,542              --           22,542
  Income tax receivable........     1,605           --             --             1,605              --            1,605
  Inventories..................     6,143        2,446             --             8,589              --            8,589
  Prepaid expenses and other...       315          258             --               573              --              573
                                 --------      -------        -------          --------        --------         --------
         Total current
           assets..............    27,980        7,405         (1,147)           34,238              --           34,238
Property and equipment, net....    45,551        2,634         (1,000)(2)        47,185              --           47,185
Goodwill and other intangibles,
  net..........................    28,371           --         16,146(2)         44,517              --           44,517
Other assets, net..............     3,385          118            640(3)          4,143            (400)(4)        3,743
                                 --------      -------        -------          --------        --------         --------
         Total assets..........  $105,287      $10,157        $14,639          $130,083        $   (400)        $129,683
                                 ========      =======        =======          ========        ========         ========

                                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of
    long-term debt.............  $  2,663      $   591        $  (591)(2)      $  2,663        $     --         $  2,663
  Accounts payable and accrued
    liabilities................    10,248        2,856             --            13,104              --           13,104
                                 --------      -------        -------          --------        --------         --------
         Total current
           liabilities.........    12,911        3,447           (591)           15,767              --           15,767
Long-term debt, net of current
  maturities...................   119,449        1,026         (1,026)(2)       141,224         (90,000)(1)       51,224
                                                               21,775(3)

Deferred income taxes..........     1,407           --             --             1,407              --            1,407
Shareholders' equity
  (deficit)....................   (28,480)       5,684         (5,684)(2)       (28,315)         90,000(1)        61,285
                                                                  165(2)                           (400)(4)
                                 --------      -------        -------          --------        --------         --------

         Total liabilities and
           shareholders'
           deficit.............  $105,287      $10,157        $14,639          $130,083        $   (400)        $129,683
                                 ========      =======        =======          ========        ========         ========



    See accompanying notes to the unaudited pro forma consolidated financial statements.

                           W-H ENERGY SERVICES, INC.



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                         HISTORICAL
                         ------------------------------------------                                                 PRO FORMA AS
                           THE                  GRINDING     AGRI-     PRO FORMA       PRO FORMA       OFFERING     ADJUSTED FOR
                         COMPANY   INTEGRITY   AND SIZING   EMPRESA   ADJUSTMENTS   BEFORE OFFERING   ADJUSTMENTS   THE OFFERING
                         -------   ---------   ----------   -------   -----------   ---------------   -----------   ------------
Revenues...............  $59,833    $8,331       $7,599     $31,187    $     --        $106,950         $    --       $106,950
Costs and Expenses:
  Operating expenses...  25,889      5,578        4,027      25,260          --          60,754              --         60,754
  Depreciation and
    amortization.......   5,870         81          140         530       1,092(5)        7,713              --          7,713
  Selling, general, and
    administrative.....  17,279      1,832          959       1,985        (400)(6)      21,655              --         21,655
  Recapitalization
    compensation
    charge.............  13,453         --           --          --     (13,453)(7)          --              --             --
                         -------    ------       ------     -------    --------        --------         -------       --------
        Total costs and
          expenses.....  62,491      7,491        5,126      27,775     (12,761)         90,122              --         90,122
Income (loss) from
  operations...........  (2,658)       840        2,473       3,412      12,761          16,828              --         16,828
Other expense (income):
  Interest expense.....   4,733        164           22         163       4,332(8)       13,145          (8,888)(11)      4,257
                                                                          3,731(9)
  Other (income)
    expense, net.......      (8)       (27)          23        (172)         --            (184)             --           (184)
                         -------    ------       ------     -------    --------        --------         -------       --------
Income (loss) before
  income taxes.........  (7,383)       703        2,428       3,421       4,698           3,867           8,888         12,755
Provision (benefit) for
  income taxes.........  (1,714)        --          116         191       2,934(10)       1,527           3,511(12)      5,038
                         -------    ------       ------     -------    --------        --------         -------       --------
Net income (loss)......  $(5,669)   $  703       $2,312     $ 3,230    $  1,764        $  2,340         $ 5,377       $  7,717
                         =======    ======       ======     =======    ========        ========         =======       ========
Pro forma diluted
  earnings per share...                                                                                               $
                                                                                                                      ========
Pro forma shares
  outstanding..........
                                                                                                                      ========



    See accompanying notes to the unaudited pro forma consolidated financial statements.

                           W-H ENERGY SERVICES, INC.



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                     FOR THE SIX MONTHS ENDED JUNE 30, 1998


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                      HISTORICAL
                          -----------------------------------                                                    PRO FORMA AS
                            THE      GRINDING                    PRO FORMA        PRO FORMA       OFFERING       ADJUSTED FOR
                          COMPANY   AND SIZING   AGRI-EMPRESA   ADJUSTMENTS    BEFORE OFFERING   ADJUSTMENTS     THE OFFERING
                          -------   ----------   ------------   -----------    ---------------   -----------     ------------
Revenues................  $42,445     $2,050       $13,858        $    --          $58,353         $    --         $58,353
Costs and Expenses:
  Operating expenses....   17,706        917        11,113             --           29,736              --          29,736
  Depreciation and
    amortization........    4,631         26           292            360(5)         5,309              --           5,309
  Selling, general, and
    administrative......   11,579        233           782             --           12,594              --          12,594
                          -------     ------       -------        -------          -------         -------         -------
         Total costs and
           expenses.....   33,916      1,176        12,187            360           47,639              --          47,639
Income from
  operations............    8,529        874         1,671           (360)          10,714              --          10,714
Other expense (income):
  Interest expense......    5,482          3            78          1,313(9)         6,876          (4,428)(11)      2,448
  Other expense
    (income), net.......      322         --          (124)            --              198              --             198
                          -------     ------       -------        -------          -------         -------         -------
Income before income
  taxes.................    2,725        871         1,717         (1,673)           3,640           4,428           8,068
Provision for income
  taxes.................    1,035         40            57            306(10)        1,438           1,749(12)       3,187
                          -------     ------       -------        -------          -------         -------         -------
Net income (loss).......  $ 1,690     $  831       $ 1,660        $(1,979)         $ 2,202         $ 2,679         $ 4,881
                          =======     ======       =======        =======          =======         =======         =======
Pro forma diluted
  earnings per share....                                                                                           $
                                                                                                                   =======
Pro forma shares
  outstanding...........
                                                                                                                   =======



    See accompanying notes to the unaudited pro forma consolidated financial statements.

                           W-H ENERGY SERVICES, INC.



         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



BALANCE SHEET



 (1) To record the issuance of           shares of Common Stock at an assumed
     initial offering price of $     per share, resulting in estimated proceeds
     of approximately $90 million.



 (2) To reflect the allocation of purchase price related to the acquisition of Agri-Empresa. The purchase price is the sum of $21,135,000 in cash and warrants with a fair value of $165,000. Cash and property and equipment reflect reductions for the distribution of certain assets to the former Agri-Empresa shareholders prior to the acquisition by the Company. All Agri-Empresa debt has been eliminated as the Company assumed no debt. The excess purchase price over the fair value of net assets of Agri-Empresa at June 30, 1998 of approximately $16.1 million was allocated to goodwill and other intangibles to be amortized over periods ranging from 12 to 40 years.



 (3) To reflect $21,775,000 of debt incurred in connection with the Agri-Empresa acquisition and the related $640,000 in debt offering costs.



 (4) Upon consummation of the Offering, and the application of the net proceeds therefrom, the Company will recognize a charge of approximately $400,000 for the write-off of deferred financing costs related to the repayment of the Subordinated Debt with the proceeds from the Offering.



STATEMENTS OF OPERATIONS



 (5) To reflect the amortization of goodwill and other intangibles over periods ranging from 12 to 40 years associated with the Integrity, Grinding and Sizing and Agri-Empresa acquisitions.



 (6) To remove $400,000 of payments to Integrity employees as specified in the acquisition agreement.



 (7) To remove $13,453,000 of non-recurring compensation expense resulting from the Recapitalization in 1997.



 (8) To record interest expense for $24 million of subordinated debt at 12.5% and $60 million of bank debt at 8.66% incurred in connection with the Recapitalization and record the amortization of debt offering costs as if the Recapitalization occurred on January 1, 1997.



 (9) To record interest expense at an interest rate of 8.92% for bank borrowings of $44,410,000 incurred to consummate the Integrity, Grinding and Sizing and Agri-Empresa acquisitions and to reflect the related debt amortization costs.



(10) To adjust the Company's provision for income taxes to give effect to the acquisition of Integrity, Grinding and Sizing and Agri-Empresa.



(11) To record a reduction in interest expense as a result of the repayment of $24 million subordinated debt with an interest rate of 12.5% and bank debt of $66 million with an interest rate of 8.92% under the Company's senior credit facility from the net proceeds of the Offering.



(12) To adjust the Company's provision for income taxes to give effect to the Offering.

     After the stock split discussed in Note 9 has been effected and properly reflected in the Company's consolidated financial statements and related notes thereto, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP

July 27, 1998


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

W-H Energy Services, Inc.:



     We have audited the accompanying consolidated balance sheets of W-H Energy Services, Inc. (a Texas corporation), as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years ended September 30, 1995 and 1996, the three month period ended December 31, 1996 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W-H Energy Services, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years ended September 30, 1995 and 1996, the three month period ended December 31, 1996 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.


Houston, Texas

                           W-H ENERGY SERVICES, INC.


                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                     ASSETS


                                                                 DECEMBER 31,
                                                              ------------------    JUNE 30,
                                                               1996       1997        1998
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   618   $  1,670    $    904
  Accounts receivable, net..................................    7,859     18,403      19,013
  Income tax receivable.....................................       --      1,605       1,605
  Inventories...............................................    2,015      3,737       6,143
  Prepaid expenses and other................................      360        291         315
                                                              -------   --------    --------
          Total current assets..............................   10,852     25,706      27,980
PROPERTY AND EQUIPMENT, net.................................   19,235     34,110      45,551
GOODWILL and other intangibles, net.........................    4,310     19,802      28,371
OTHER ASSETS, net...........................................      918      3,363       3,385
                                                              -------   --------    --------
          Total assets......................................  $35,315   $ 82,981    $105,287
                                                              =======   ========    ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $ 2,037   $  2,106    $  2,663
  Accounts payable and accrued liabilities..................    4,010     10,918      10,248
                                                              -------   --------    --------
          Total current liabilities.........................    6,047     13,024      12,911
LONG-TERM DEBT, net of current maturities...................   13,541     99,562     119,449
DEFERRED INCOME TAXES.......................................    2,296        557       1,407
OTHER LONG-TERM LIABILITIES.................................      358        118          --
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT):
  Class A common stock, $1.00 par value, 900,000 shares
     authorized, 690,906, 275,000 and 275,000 shares issued
     and outstanding, respectively..........................      691        275         275
  Class B common stock, $1.00 par value, 100,000 shares
     authorized, none issued and outstanding................       --         --          --
  Additional paid-in capital................................    8,713         --         110
  Retained earnings (deficit)...............................    3,669    (30,555)    (28,865)
                                                              -------   --------    --------
          Total shareholders' equity (deficit)..............   13,073    (30,280)    (28,480)
                                                              -------   --------    --------
          Total liabilities and shareholders' equity
            (deficit).......................................  $35,315   $ 82,981    $105,287
                                                              =======   ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           W-H ENERGY SERVICES, INC.


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                               FOR THE YEAR        FOR THE                        FOR THE SIX
                                                   ENDED         THREE MONTHS   FOR THE YEAR     MONTHS ENDED
                                               SEPTEMBER 30,        ENDED          ENDED           JUNE 30,
                                             -----------------   DECEMBER 31,   DECEMBER 31,   -----------------
                                              1995      1996         1996           1997        1997      1998
                                             -------   -------   ------------   ------------   -------   -------
                                                                                                  (UNAUDITED)
REVENUES...................................  $27,360   $36,215     $10,088        $59,833      $23,834   $42,445
COSTS AND EXPENSES:
  Operating expenses.......................   11,931    15,447       4,401         25,889        9,523    17,706
  Depreciation and amortization............    2,489     3,395       1,017          5,870        2,400     4,631
  Selling, general and administrative......    9,078    10,955       3,071         17,279        6,883    11,579
  Recapitalization compensation charge.....       --        --          --         13,453           --        --
                                             -------   -------     -------        -------      -------   -------
         Total costs and expenses..........   23,498    29,797       8,489         62,491       18,806    33,916
                                             -------   -------     -------        -------      -------   -------
INCOME (LOSS) FROM
  OPERATIONS...............................    3,862     6,418       1,599         (2,658)       5,028     8,529
OTHER EXPENSE (INCOME):
  Interest expense.........................    1,003     1,301         340          4,733          738     5,482
  Other expense (income), net..............        5        18          48             (8)         (17)      322
                                             -------   -------     -------        -------      -------   -------
INCOME (LOSS) BEFORE INCOME TAXES..........    2,854     5,099       1,211         (7,383)       4,307     2,725
PROVISION (BENEFIT) FOR INCOME TAXES.......    1,258     1,985         472         (1,714)       1,662     1,035
                                             -------   -------     -------        -------      -------   -------
NET INCOME (LOSS)..........................  $ 1,596   $ 3,114     $   739        $(5,669)     $ 2,645   $ 1,690
                                             =======   =======     =======        =======      =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                               W-H HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)



                                                                 CLASS A
                                                                  COMMON
                                                               STOCK ISSUED                  UNEARNED
                                                              --------------   ADDITIONAL   PORTION OF   RETAINED
                                                                        PAR     PAID-IN     RESTRICTED   EARNINGS
                                                              SHARES   VALUE    CAPITAL       STOCK      (DEFICIT)    TOTAL
                                                              ------   -----   ----------   ----------   ---------   --------
BALANCE, September 30, 1994.................................    678    $ 678    $  8,404      $(457)     $ (1,780)   $  6,845
RESTRICTED STOCK EXPENSE....................................     --       --          --        204            --         204
NET INCOME..................................................     --       --          --         --         1,596       1,596
                                                               ----    -----    --------      -----      --------    --------
BALANCE, September 30, 1995.................................    678      678       8,404       (253)         (184)      8,645
RESTRICTED STOCK EXPENSE....................................     --       --          --        204            --         204
PROCEEDS FROM THE SALE OF COMMON STOCK......................      3        3          95         --            --          98
EXERCISE OF STOCK OPTIONS...................................     10       10         123         --            --         133
INCOME TAX BENEFIT FROM STOCK OPTIONS EXERCISED.............     --       --          91         --            --          91
NET INCOME..................................................     --       --          --         --         3,114       3,114
                                                               ----    -----    --------      -----      --------    --------
BALANCE, September 30, 1996.................................    691      691       8,713        (49)        2,930      12,285
RESTRICTED STOCK EXPENSE....................................     --       --          --         49            --          49
NET INCOME..................................................     --       --          --         --           739         739
                                                               ----    -----    --------      -----      --------    --------
BALANCE, December 31, 1996..................................    691      691       8,713         --         3,669      13,073
INCOME TAX BENEFIT FROM PURCHASE OF RESTRICTED STOCK........     --       --         984         --            --         984
ISSUANCE OF STOCK PURCHASE WARRANTS.........................     --       --         130         --            --         130
CONVERSION OF DEBT TO COMMON STOCK IN CONNECTION WITH
  RECAPITALIZATION..........................................     10       10         490         --            --         500
PROCEEDS FROM THE SALE OF COMMON STOCK IN CONNECTION WITH
  RECAPITALIZATION, net of transaction costs of $3,334......    220      220       8,490         --            --       8,710
REPURCHASE OF OUTSTANDING COMMON STOCK AND WARRANTS IN
  CONNECTION WITH RECAPITALIZATION..........................   (646)    (646)    (18,807)        --       (28,555)    (48,008)
NET LOSS....................................................     --       --          --         --        (5,669)     (5,669)
                                                               ----    -----    --------      -----      --------    --------
BALANCE, December 31, 1997..................................    275      275          --         --       (30,555)    (30,280)
ISSUANCE OF STOCK PURCHASE WARRANTS.........................     --       --         110         --            --         110
NET INCOME, unaudited.......................................     --       --          --         --         1,690       1,690
                                                               ----    -----    --------      -----      --------    --------
BALANCE, June 30, 1998, unaudited...........................    275    $ 275    $    110      $  --      $(28,865)   $(28,480)
                                                               ====    =====    ========      =====      ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           W-H ENERGY SERVICES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                   FOR THE YEARS       FOR THE                             FOR THE SIX
                                                       ENDED         THREE MONTHS     FOR THE YEAR         MONTHS ENDED
                                                   SEPTEMBER 30,        ENDED             ENDED              JUNE 30,
                                                 -----------------   DECEMBER 31,     DECEMBER 31,      ------------------
                                                  1995      1996         1996             1997           1997       1998
                                                 -------   -------   ------------   -----------------   -------   --------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................  $ 1,596   $ 3,114     $   739           $(5,669)       $ 2,645   $  1,690
  Adjustments to reconcile net income (loss) to
    cash provided by operating activities --
    Depreciation and amortization..............    2,489     3,395       1,017             5,870          2,400      4,631
    Deferred tax provision(benefit)............    1,078       930         125            (1,739)           674        850
    Compensation expense incurred in connection
      with repurchase of stock options.........       --        --          --            13,453             --         --
    Restricted stock expense...................      204       204          49                --             --         --
    Change in assets and liabilities, excluding
      effects of acquisitions --
      (Increase) decrease in accounts
        receivable, net........................     (851)   (1,825)        440            (7,685)        (2,401)      (285)
      (Increase) decrease in prepaid expenses
        and other..............................     (191)        3          29               109             11        (24)
      Increase in inventories..................      (48)     (483)       (440)             (167)           (96)    (1,867)
      Increase in income tax receivable........       --        --          --            (1,605)            --         --
      Decrease (increase) in other assets,
        net....................................       34        --          --            (2,761)            28        (22)
      Increase (decrease) in accounts payable,
        accrued liabilities and other long-term
        liabilities............................      513       (24)         94             4,533          1,616     (1,084)
                                                 -------   -------     -------           -------        -------   --------
    Net cash provided by operating
      activities...............................    4,824     5,314       2,053             4,339          4,877      3,889
                                                 -------   -------     -------           -------        -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of businesses, net of cash
    acquired...................................       --    (4,617)         --           (16,248)            --     (8,775)
  Additions to machinery and equipment.........   (4,104)   (7,146)     (3,094)          (20,810)        (8,003)   (15,680)
  Proceeds from sale of machinery and
    equipment..................................      482       772         224             1,431            796        156
                                                 -------   -------     -------           -------        -------   --------
    Net cash used in investing activities......   (3,622)  (10,991)     (2,870)          (35,627)        (7,207)   (24,299)
                                                 -------   -------     -------           -------        -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of debt...........    2,800     5,985       2,000           102,950          7,778     20,750
  Payments on debt.............................   (4,055)     (651)     (1,488)          (18,843)        (5,672)    (1,106)
  Proceeds from the issuance of common stock,
    net of offering costs......................       --       231          --             8,710             --         --
  Repurchase of outstanding common stock, stock
    options and warrants.......................       --        --          --           (61,461)            --         --
  Income tax benefit from repurchase of
    restricted stock...........................       --        91          --               984             --         --
                                                 -------   -------     -------           -------        -------   --------
    Net cash (used in) provided by financing
      activities...............................   (1,255)    5,656         512            32,340          2,106     19,644
                                                 -------   -------     -------           -------        -------   --------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS..................................      (53)      (21)       (305)            1,052           (224)      (766)
CASH AND CASH EQUIVALENTS, beginning of
  period.......................................      997       944         923               618            618      1,670
                                                 -------   -------     -------           -------        -------   --------
CASH AND CASH EQUIVALENTS, end of period.......  $   944   $   923     $   618           $ 1,670        $   394   $    904
                                                 =======   =======     =======           =======        =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Interest paid during the period............  $ 1,009   $ 1,304     $   327           $ 3,267        $   745   $  5,077
                                                 =======   =======     =======           =======        =======   ========
    Income taxes paid during the period........  $   615   $   718     $   109           $ 1,052        $   937   $    185
                                                 =======   =======     =======           =======        =======   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           W-H ENERGY SERVICES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION:

DESCRIPTION OF COMPANY


     W-H Energy Services, Inc. (collectively with its subsidiaries, W-H or the Company), is a diversified energy service company that provides a variety of services and equipment to the oil and gas industry on the Gulf Coast through its subsidiaries, Charles Holston, Inc. (Holston), Well Safe, Inc. (Well Safe), Perf-O-Log, Inc. (POL), Thomas Tools, Inc. (Thomas Tools), Drill Motor Services, Inc. (DMS), Diamond Wireline, Inc. (Diamond) and Integrity Industries, Inc. (Integrity). The Company was incorporated on April 10, 1989, under the laws of the state of Texas. Effective February 6, 1998, the Company changed its name from W-H Holdings, Inc. to W-H Energy Services, Inc.


     In December 1997, the Company filed a registration statement on Form S-1 (the Registration Statement) for the sale of its common stock (the Offering). An investment in shares of common stock involves a high degree of risk. The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital investment of the Company's customers. The demand for oilfield services has traditionally been cyclical, as purchases of products and services such as those provided by the Company are, to a substantial extent, deferrable in the event oil and gas companies reduce their capital investment as a result of conditions existing in the oil and gas industry or general economic downturns. The Company's results in recent periods have benefitted from improved market conditions for the Company's products and services associated with an increase in drilling and workover activity and the trend towards the drilling of deeper wells in harsh environments. There can be no assurance that the current market conditions will continue. Any material decline in the current level of drilling and workover activity could have a material adverse impact on the Company's future results. Other risk factors include, but are not limited to, competition, risks relating to the Company's acquisition strategy, risks relating to acquisition financing and reliance on key personnel. Assuming the Offering is delayed or not successful and a downturn occurs in the oilfield services industry, management believes that cash flows anticipated to be generated from operations together with the Company's existing credit capacity will provide sufficient liquidity for its foreseeable needs. See "Risk Factors" included in this Prospectus.


RECAPITALIZATION OF W-H ENERGY SERVICES, INC.



     On August 11, 1997, the Company's Board of Directors approved a series of equity and debt transactions which resulted in a recapitalization of the Company and a change in controlling ownership of the common stock outstanding (the Recapitalization). In connection with the Recapitalization, the Company's Board of Directors (i) approved the repurchase and retirement of 645,906 shares of Class A common stock and warrants for the purchase of 15,050 shares of Class A common stock for approximately $48.1 million, (ii) approved the repurchase of 251,500 outstanding options for approximately $13.5 million which was charged to operating expenses in the accompanying consolidated statement of operations for the year ending December 31, 1997, (iii) approved the execution of a $95.0 million senior secured credit facility (the Credit Facility) which was used to fund the repurchase of the Class A common stock, options, warrants and to retire the outstanding borrowings under the Company's loan agreement with a bank (See
Note 5), (iv) approved the issuance of 220,000 new shares of Class A common stock and warrants to purchase 37,813 shares of Class A common stock at an exercise price of $73 per share for approximately $12.0 million to W-H Investment L.P., a limited partnership organized by The Jordan Company (Jordan), a private merchant banking firm, (v) the issuance of subordinated debentures in the amount of $24.0 million to an affiliate of Jordan, and (vi) the issuance of warrants to purchase 30,937 shares of Class A common stock to continuing members of management at an exercise price of $73 per share (See Note 9). After the Recapitalization, W-H Investments L.P. owned approximately 80% of the outstanding Class A Common Stock. Expenses of approximately $5.9 million were incurred in connection with the Recapitalization, of which $3.3 million was recorded as a reduction to equity and $2.6 million was capitalized as debt offering costs, which is included in other assets in the accompanying financial statements, and will be amortized over the term of the applicable

                           W-H ENERGY SERVICES, INC.

debt agreements. In connection with the Recapitalization, $500,000 of convertible debentures were converted into 10,000 shares of Class A common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


CONSOLIDATION AND PRESENTATION



     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Effective December 31, 1996, the Company changed its year end from September 30 to December 31.



INTERIM FINANCIAL INFORMATION



     The interim financial information as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principals, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position with respect to the interim financial statements, and of the results of operations and cash flows for the interim periods then ended, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

ACCOUNTS RECEIVABLE


     Accounts receivable have a concentration of credit risk in the oil and gas industry. The Company performs continuing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers. Accounts receivable have been recorded net of an allowance for doubtful accounts of approximately $479,000 and $1,223,000 at December 31, 1996 and 1997, respectively.


INVENTORIES

     Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis. Inventory consists primarily of equipment parts, explosives, raw materials and supplies.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations.

                           W-H ENERGY SERVICES, INC.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Capital leases and leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The useful lives of the major classes of property and equipment are as follows:



                                                              LIFE
                                                              ----
Machinery and equipment.....................................  2-15
Automobiles and trucks......................................     5
Office equipment, furniture and fixtures....................     5
Leasehold improvements......................................  5-39



GOODWILL AND OTHER INTANGIBLES



     Goodwill represents the excess of the aggregate price paid by the Company in acquisitions accounted for as purchases over the fair market value of the tangible and identifiable intangible net assets acquired. Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from 23 to 40 years. Amortization expense charged to operations totaled approximately $39,000, $96,000 $28,000 and $192,000 for the years ended September 30, 1995 and 1996, the three months ended December 31, 1996 and the year ended December 31, 1997, respectively.



     Goodwill and other intangibles at December 31, 1996 and 1997 consisted of the following (in thousands):



                                                               1996     1997
                                                              ------   -------
Goodwill....................................................  $4,470   $19,654
Workforce...................................................      --       500
                                                              ------   -------
          Total.............................................   4,470    20,154
Less Accumulated amortization...............................    (160)     (352)
                                                              ------   -------
          Net...............................................  $4,310   $19,802
                                                              ======   =======


REALIZATION OF LONG-LIVED ASSETS

     Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

REVENUE RECOGNITION AND OPERATING EXPENSES

     The Company recognizes revenues for services at the time such services are rendered. The primary components of operating expenses are those salaries, expendable supplies, repairs and maintenance and general operational costs that are directly associated with the services performed by the Company for its customers.

INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases based on enacted tax rates.

                           W-H ENERGY SERVICES, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

     The Company considers the fair value of all financial instruments not to be materially different from their carrying values at the end of each fiscal year based on management's estimate of the Company's ability to borrow funds under terms and conditions similar to those of the Company's existing debt.

ACCOUNTING FOR STOCK-BASED COMPENSATION


     In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's year ended December 31, 1997. SFAS No. 123 allows the Company to adopt either of two methods for accounting for stock options. The Company intends to continue to account for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, certain pro forma disclosures are provided in Note 9.


PER SHARE DATA


     The Company, as required, adopted SFAS No. 128, "Earnings Per Share" in 1997. SFAS No. 128 revised the historical methodology used in computing earnings per share (EPS) such that the computations required for primary and fully diluted EPS were replaced with basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive outstanding options. As a result of the impact of the Recapitalization on the Company's historical results of operations and equity structure, no historical per share information is reflected herein. Reference is made to pro forma per share information included in the unaudited pro forma financial statements included herein.



SEGMENT REPORTING



     The Company will adopt SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" in 1998. SFAS No. 131 provides revised disclosure guidelines for segments of an enterprise based on a management approach to defining operating segments.

                           W-H ENERGY SERVICES, INC.

3. ACQUISITIONS:


DIAMOND WIRELINE, INC.



     On October 14, 1997, the Company acquired all of the outstanding stock of Diamond for consideration of approximately $3.1 million in cash resulting in goodwill of approximately $2.3 million which is being amortized over 40 years on a straight-line basis. Diamond provides wireline services to the oil and gas industry along the Texas and Louisiana Gulf Coast. The Diamond acquisition has been accounted for as a purchase; therefore, the accompanying statements of operations reflect the results of Diamond's operations since its acquisition date. The purchase price and direct acquisition costs were allocated based on the fair value of the assets acquired and liabilities assumed.


INTEGRITY INDUSTRIES, INC.

     On September 25, 1997, W-H acquired 100 percent of the issued and outstanding stock of Integrity for total consideration of approximately $13.4 million resulting in goodwill of approximately $13.4 million which is being amortized over 40 years on a straight-line basis. The Integrity acquisition was funded by the senior secured delayed term loan facility (see Note 5). Integrity is a manufacturer and wholesaler of specialty chemicals and drilling fluid products. The former shareholders of Integrity agreed to indemnify the Company for any aggregate liabilities in excess of $50,000 that occurred prior to the Company's purchase of Integrity but were not reflected on the acquisition financial statements. This indemnification liability shall not exceed the purchase price.


     The purchase price and estimated fair market value of the assets acquired and liabilities assumed with the Integrity acquisition are as follows (in thousands):



Cash paid...................................................  $13,000
Debt issued.................................................      200
Warrants issued to former owners............................      130
Acquisition costs...........................................       27
                                                              -------
          Total purchase price..............................  $13,357
                                                              =======
Net assets acquired
  Current assets............................................  $ 3,900
  Property and equipment, net...............................      314
  Goodwill and other intangibles............................   13,386
  Current liabilities.......................................   (1,895)
  Other liabilities.........................................   (2,348)
                                                              -------
          Net assets acquired...............................  $13,357
                                                              =======



     The Integrity acquisition has been accounted for as a purchase; therefore, the accompanying statements of operations reflect the results of Integrity's operations since its acquisition date. The purchase price and direct acquisition costs were allocated based on the fair value of the assets acquired and liabilities assumed.


     The following table reflects on an unaudited consolidated pro forma basis the results of operations as though Integrity had been acquired as of the beginning of the Company's fiscal years 1996 and 1997. Appropriate adjustments have been made to reflect the accounting basis used in recording the Integrity acquisition. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combination been in effect on the date indicated, that have resulted since the date of acquisition or that may result in the future.

                           W-H ENERGY SERVICES, INC.

                                                                   THREE MONTHS
                                                    YEAR ENDED        ENDED        YEAR ENDED
                                                   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                       1996            1996           1997
                                                   -------------   ------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues...................................     $47,117        $12,659        $68,164
Net income (loss)................................       2,735            665         (5,909)



DRILL MOTOR SERVICES, INC.


     On December 15, 1995, the Company acquired all of the outstanding stock of DMS, a Louisiana-based company engaged in the rental and sale of fluid-driven drilling motors to end-users. This transaction has been accounted for as a purchase, and the accompanying financial statements include the results of operations of DMS from the date of purchase. The purchase price of $4.5 million was paid in cash, and resulted in approximately $2.9 million of goodwill which is being amortized over 40 years on a straight-line basis. The purchase price and direct acquisition costs were allocated based on the fair value of the assets acquired and liabilities assumed. The former shareholders of DMS agreed to indemnify the Company for any aggregate liabilities in excess of $50,000 that occurred prior to the Company's purchase of DMS but were not reflected on the acquisition financial statements. This indemnification liability shall not exceed the purchase price.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:


     Activity in the Company's allowance for doubtful accounts consists of the following (in thousands):



                                                                  THREE MONTHS
                                                   YEAR ENDED        ENDED        YEAR ENDED
                                                  SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                      1996            1996           1997
                                                  -------------   ------------   ------------
Balance, beginning of period....................      $ 379           $426          $  479
Deductions for uncollectible receivables written
  off...........................................       (183)            (7)           (105)
Additions charged to expense....................        230             60             174
Additions due to acquisition....................         --             --             675
                                                      -----           ----          ------
Balance, end of period..........................      $ 426           $479          $1,223
                                                      =====           ====          ======



     The major components of inventories as of December 31, 1996 and 1997 are as follows (in thousands):



                                                               1996       1997
                                                              ------     ------
Finished Goods..............................................  $   --     $  432
Raw materials and supplies..................................   2,015      3,305
                                                              ------     ------
  Inventories...............................................  $2,015     $3,737
                                                              ======     ======



     Property and equipment at December 31, 1996 and 1997 consist of the following (in thousands):



                                                                1996         1997
                                                              --------     --------
Machinery and equipment.....................................  $ 27,787     $ 46,547
Automobiles and trucks......................................       571        1,174
Office equipment, furniture and fixtures....................       705        1,253
Leasehold improvements......................................       669          950
                                                              --------     --------
          Total.............................................    29,732       49,924
Less Accumulated depreciation...............................   (10,497)     (15,814)
                                                              --------     --------
          Property and equipment, net.......................  $ 19,235     $ 34,110
                                                              ========     ========

                           W-H ENERGY SERVICES, INC.

     Depreciation expense charged to operations totaled approximately $2,162,000, $2,967,000, $921,000 and $5,348,000 for the years ended September
30, 1995 and 1996, the three months ended December 31, 1996 and the year ended December 31, 1997, respectively.



     Accounts payable and accrued liabilities at December 31, 1996 and 1997 consist of the following (in thousands):



                                                               1996       1997
                                                              ------     -------
Accounts payable............................................  $2,182     $ 6,447
Accrued compensation and benefits...........................     804       1,104
Other accrued liabilities...................................   1,024       3,367
                                                              ------     -------
                                                              $4,010     $10,918
                                                              ======     =======


5. DEBT:


     Long-term debt at December 31, 1996 and 1997, consisted of the following:



                                                               1996        1997
                                                              -------    --------
                                                                (IN THOUSANDS)
Revolving line of credit to a bank, bearing interest at
  prime (8.25% at December 31, 1996) plus 1%, repaid in
  1997......................................................  $ 4,619    $     --
Term loan payable to a bank, bearing interest at prime plus
  1%, repaid in 1997........................................   10,389          --
12% convertible subordinated debenture, convertible at a
  rate of one share of Class A common stock for each $50
  principal amount thereof, converted to 10,000 shares in
  1997......................................................      500          --
Notes payable to financial institutions, bearing interest at
  9.0%, repaid in 1997......................................       70          --
Senior secured term A loan facility to financial
  institutions payable in equal quarterly installments
  equivalent to 5% of principal through August 1998, 10%
  through August 1999, 15% through August 2000, 30% through
  August 2001 and 40% through August 2002, bearing interest
  at LIBOR (5.72% at December 31, 1997) plus 2.75%, which is
  payable monthly, maturing at August 11, 2002..............       --      19,750
Senior secured term B loan facility to financial
  institutions payable in equal quarterly installments
  equivalent to 1% of principal annually through August 2002 and 95% of principal through August 2003, bearing interest at LIBOR plus 3.25%, which is payable monthly, maturing at
  August 11, 2003...........................................       --      39,900
Senior secured delayed term loan facility to financial
  institutions payable in equal quarterly installments
  equivalent to 1% of principal annually through August 2002 and 95% of principal through August 2003, bearing interest at LIBOR plus 3.25%, which is payable monthly, maturing at
  August 11, 2003...........................................       --      15,000
Revolving credit facility to financial institutions bearing
  interest at LIBOR plus 2.75%, which is payable monthly,
  maturing at August 11, 2002...............................       --       1,750

                           W-H ENERGY SERVICES, INC.

                                                               1996        1997
                                                              -------    --------
                                                                (IN THOUSANDS)
Subordinated notes payable to a financial institution with
  $12,000,000 due at September 15, 2006 and 2007,
  respectively, bearing interest at 12.5%, which is payable
  semiannually on March 15 and September 15.................       --      24,000
Notes payable to prior owners of Integrity, $200,000 due in
  1998 with remainder due October 1, 2001, bearing interest
  at 10%, which is payable annually on September 30.........       --       1,162
Notes payable to financial institutions, bearing interest at
  7.75% to 11.5%, primarily due in 1998.....................       --         106
                                                              -------    --------
          Total long-term debt..............................   15,578     101,668
Less -- Current maturities of long-term debt................   (2,037)     (2,106)
                                                              -------    --------
                                                              $13,541    $ 99,562
                                                              =======    ========


CREDIT FACILITY


     In connection with the Recapitalization (see Note 1), the Company obtained $95 million in senior secured financing (the Credit Facility). The Credit Facility is comprised of a $20 million revolving credit facility, a $20 million term A loan facility, a $40 million term B loan facility and a $15 million delayed term loan facility. The term A loan facility and term B loan facility were used primarily to finance the Recapitalization and related fees and expenses. The delayed term loan facility was used to finance the acquisition of Integrity. The revolving credit facility and term A loan facility mature on August 11, 2002, and incur interest at LIBOR plus 2.75%, subject to reductions determined by a debt coverage ratio based pricing grid. The term B loan facility and delayed term loan facility mature on August 11, 2003 and incur interest at LIBOR plus 3.25%, subject to reductions determined by a debt coverage ratio based pricing grid. The Company is subject to a .25%-.5% commitment fee for all unused balances on the delayed term loan facility and the revolving credit facility. The Credit Facility is secured by substantially all assets of the Company.



     Effective April 15, 1998 and July 27, 1998 the Company amended the Credit Facility to include a $10 million term C and $25 million term D loan facility, respectively. These facilities were used to fund the acquisitions of GSI and Agri-Empresa as described in Note 11. Additionally, on August 20, 1998, the Company amended the Credit Facility to include a $10 million term E loan facility which was used to pay down the revolving credit facility. The term C, D and E facilities have the same terms as the term B and delayed term loan facilities except that the term D and term E loan facilities incur interest at LIBOR plus 3.75%.


SUBORDINATED DEBT


     In connection with the Recapitalization, the Company issued $24 million in subordinated unsecured notes (Subordinated Debt) to an affiliate of Jordan. The Subordinated Debt is subordinated in right of payment and liquidation preference to the Credit Facility.


     Both the Credit Facility and Subordinated Debt agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets, creation of indebtedness, capital expenditures, investing activities and payment of dividends.

                           W-H ENERGY SERVICES, INC.

     Scheduled maturities of long-term debt are as follows (in thousands):



For the year ending December 31, 1997
  1998......................................................  $  2,106
  1999......................................................     2,800
  2000......................................................     4,300
  2001......................................................     8,012
  2002......................................................    17,700
  Thereafter................................................    66,750
                                                              --------
                                                              $101,668
                                                              ========


LINE OF CREDIT AND TERM LOAN

     In December 1995, and in connection with the acquisition of DMS, the Company amended its loan agreement with a bank by increasing its term loan from $6,500,000 to $11,000,000 and its revolving line of credit from $3,500,000 to $5,000,000. In August 1996, the revolving line of credit was increased to $6,500,000. The Company used a portion of the proceeds from the Credit Facility and Subordinated Debt to retire both the term loan and the revolving line of credit in August 1997.

6. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES


     The Company leases certain real estate properties and automobiles under operating leases. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):



For the year ending December 31 --
  1998......................................................  $1,082
  1999......................................................     923
  2000......................................................     796
  2001......................................................     558
  2002......................................................     188
  Thereafter................................................      --
                                                              ------
                                                              $3,547
                                                              ======



     Rental expense under operating leases was approximately $640,000, $760,000, $230,000 and $933,000 for the years ended September 30, 1995 and 1996, the three months ended December 31, 1996 and the year ended December 31, 1997.


EMPLOYMENT AGREEMENTS


     The Company and/or its subsidiaries have employment agreements with certain of its employees. These agreements expire through September 2002 and provide for a base annual salary ranging from approximately $41,000 to $300,000. The agreements also provide for severance pay in the event of involuntary termination.


     The Company has also entered into a royalty agreement with an employee which provides for a maximum payment of approximately $1.7 million upon the occurrence of certain events. This maximum payment is reduced over time by royalties received from recurring operations.

                           W-H ENERGY SERVICES, INC.

NONCOMPETE AGREEMENT

     In connection with the Company's acquisition of Thomas Tools on June 14, 1994, the former owners have agreed not to engage in any business of the type engaged in by Thomas Tools in the states of Mississippi and Alabama and in certain areas of the Gulf of Mexico and Louisiana for a period of five years in exchange for $950,000 which is reflected in other assets in the accompanying consolidated balance sheets and is being amortized ratably over the life of the contract. The $950,000 will be paid in equal monthly installments through June 1999.

LITIGATION

     The Company is involved in various lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Company's financial position or results of operations.

7. INCOME TAXES:


     The components of the Company's income tax provision (benefit) are as follows (in thousands):



                                                                  THREE
                                              YEARS ENDED         MONTHS
                                             SEPTEMBER 30,        ENDED       YEARS ENDED
                                            ----------------   DECEMBER 31,   DECEMBER 31,
                                             1995      1996        1996           1997
                                            ------    ------   ------------   ------------
Federal --
  Current.................................  $   50    $  800       $315         $  (728)
  Deferred................................   1,023       930        108            (648)
                                            ------    ------       ----         -------
                                             1,073     1,730        423          (1,376)
                                            ------    ------       ----         -------
State --
  Current.................................     130       255         32            (230)
  Deferred................................      55        --         17            (108)
                                            ------    ------       ----         -------
                                               185       255         49            (338)
                                            ------    ------       ----         -------
     Total provision (benefit)............  $1,258    $1,985       $472         $(1,714)
                                            ======    ======       ====         =======



     The provision (benefit) for income taxes differs from an amount computed at the statutory rate as follows (in thousands):



                                                                  THREE
                                             YEARS ENDED          MONTHS
                                            SEPTEMBER 30,         ENDED       YEARS ENDED
                                          ------------------   DECEMBER 31,   DECEMBER 31,
                                           1995        1996        1996           1997
                                          ------      ------   ------------   ------------
Federal income tax at statutory rates...  $  970      $1,734       $412         $(2,458)
State income taxes......................     186         255         42            (217)
Nondeductible items.....................      73          66         18              74
NOL utilization.........................     (58)       (129)        --              --
Restricted stock........................      69          69         17            (210)
Increase in valuation allowance.........      --          --         --             871
Other...................................      18         (10)       (17)            226
                                          ------      ------       ----         -------
                                          $1,258      $1,985       $472         $(1,714)
                                          ======      ======       ====         =======

                           W-H ENERGY SERVICES, INC.

     The significant components of the deferred tax assets and liabilities at December 31, 1996 and 1997, are as follows (in thousands):



                                                               1996       1997
                                                              -------    -------
Deferred tax assets --
  Net operating loss carryforwards..........................  $   243    $ 4,251
  Accruals not currently deductible for tax purposes and
     other..................................................      472        424
  Amortization of intangible assets.........................       --         73
  Write-off of bad debts....................................       --        164
                                                              -------    -------
          Total gross deferred tax assets...................      715      4,912
  Less -- Valuation allowance...............................     (110)      (981)
                                                              -------    -------
          Net deferred tax assets...........................      605      3,931
                                                              -------    -------
Deferred tax liabilities --
  Tax depreciation in excess of book depreciation...........   (2,865)    (4,395)
  Other.....................................................      (36)       (93)
                                                              -------    -------
          Total gross deferred tax liabilities..............   (2,901)    (4,488)
                                                              -------    -------
          Net deferred tax liabilities......................  $(2,296)   $  (557)
                                                              =======    =======



     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of net operating losses and tax credit carryforwards. The change in the valuation allowance for the three months ended December 31, 1996 and the year ended December 31, 1997, is as follows (in thousands):



                                                              1996    1997
                                                              ----    ----
Balance at beginning of period..............................  $110    $110
Increase in valuation allowance.............................    --     871
                                                              ----    ----
Balance at end of period....................................  $110    $981
                                                              ====    ====



     The Company and its subsidiaries file a consolidated federal tax return. At December 31, 1997, the Company had a net operating loss (NOL) carryforward for federal income tax purposes of approximately $10.6 million. The carryforward is available through 2012 to offset future taxable income. As a result of the purchase of Holston and other material changes in the ownership of the Company, the utilization of certain carryforwards is subject to annual limitations and has not been tax benefited for financial statement purposes. In addition, the Company has net operating loss carryforwards in various state jurisdictions in an aggregate amount of approximately $14.7 million. The utilization of these losses is limited to the jurisdiction in which they arose.



     The income tax receivable of $1.6 million included in the accompanying balance sheet is the direct result of the compensation change incurred in connection with the Recapitalization (See Note 1).


8. RELATED-PARTY TRANSACTIONS:

NOTES TO FORMER OWNERS OF INTEGRITY


     At December 31, 1997, the Company had approximately $1.2 million in notes payable due to the former owners of Integrity which bear interest at a rate of 10% per year. A portion of the balance, $200,000, is due in 1998 with the remainder of the principal balance due in its entirety on October 1, 2001.

                           W-H ENERGY SERVICES, INC.

SUBORDINATED DEBT

     In connection with the Recapitalization, the Company issued $24,000,000 in Subordinated Debt to an affiliate of Jordan (See Note 5).

CONSULTING AND ADVISORY AGREEMENTS


     On August 11, 1997, the Company entered into a consulting agreement with an affiliate of Jordan which provides for an annual fee payable on a quarterly basis equal to 2.5% of the Company's net income before interest, tax, depreciation and amortization and other non-cash or non-recurring expenses. Under this agreement, the Company paid Jordan approximately $120,000 for the year ended December 31, 1997. This agreement expires on December 31, 2007. This agreement will be terminated upon completion of the Offering.



     On August 11, 1997, the Company entered into a Transaction Advisory Agreement (Advisory Agreement) with an affiliate of Jordan which expires on December 31, 2007. The Advisory Agreement provides for an investment banking and financial consulting fee ranging up to 1% to 2% of the aggregate transaction size for equity, debt, acquisitions, divestitures and other transactions.


9. SHAREHOLDERS' EQUITY:

CAPITAL STOCK


     The Company has authorized 900,000 shares of Class A common stock of which 690,906 and 275,000 were outstanding at December 31, 1996 and 1997, respectively. The Company has authorized 100,000 shares of Class B common stock of which no shares were outstanding at December 31, 1996 and 1997.



     The Company effected a      -for-one stock split on                . The
effect of the common stock split has been accounted for as a stock dividend in
the accompanying financial statements. On                , the Board of
Directors increased the authorized number of common shares of common stock from
          to           and authorized the issuance of up to           shares of
preferred stock.


STOCK OPTIONS AND STOCK PURCHASE WARRANTS

     In August 1997, the Company adopted a stock option plan (the 1997 Option
Plan) to provide non-qualified stock options to employees and authorized 40,000 shares to be issued under the Plan. The Board of Directors or Compensation Committee (the Committee) has the power to determine those employees to be granted options, the price and the number of shares subject to each option, the time at which each option is granted and becomes exercisable, the duration of the option period, and such other conditions and limitations as may be applicable.


     Each option granted under the 1997 Option Plan will contain such terms and conditions as may be approved by the Committee. As of December 31, 1997 the Committee has granted options under the 1997 Option Plan at exercise prices equal to the fair market value at the Company's common stock at date of grant. These options vest over a four-year period and will expire ten years from the date the options were granted. These options will vest in 25% increments after each full year of service following the date of grant. If an optionee's employment terminates for any reason, the option may be exercised during the three-month period following such termination, but only to the extent vested at the time of such termination.

     A summary of the Company's stock options and warrants at December 31, 1996 and 1997, and changes during the years then ended is presented below:



                                                    NUMBER OF SHARES
                                                  --------------------       PRICE
                                                  OPTIONS     WARRANTS     PER SHARE
                                                  -------     --------     ---------
Outstanding September 30, 1995..................   218,500      15,050     $10 to $30
Granted.........................................    43,000          --    $30 and $40
Exercised.......................................   (10,000)         --     $10 to $16
                                                  --------    --------
Outstanding December 31, 1996...................   251,500      15,050     $10 to $40
Repurchased in Recapitalization.................  (251,500)    (15,050)       $73
Granted.........................................    17,375      81,218        $73
                                                  --------    --------
Outstanding December 31, 1997...................    17,375      81,218        $73
                                                  ========    ========



     On January 5, 1998 the Company granted 10,000 stock options to an officer of the Company at an exercise price of $100 per share. Vesting of the options is contingent upon successful completion of the Offering or other qualifying change in control of the Company as defined in the option agreement. If such event does not occur prior to December 31, 1998 the stock options will automatically terminate and expire. Upon consummation of the Offering, these stock options will vest as follows: 30% upon successful completion of the Offering and the remainder ratably over the first, second and third anniversaries of the Offering. The Company will recognize compensation expense equal to the difference between the exercise price and the Offering price for these options which will be amortized over the vesting period of the options.



     Under SFAS No. 123, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants in the fiscal years ended September 30, 1996 and December 31, 1997: risk-free interest rates of between 5.8%-6.9%; dividend rates of zero; expected lives of between five and ten years and expected volatilities of 43.7%-73.1%. The 17,375 options and 30,938 warrants outstanding to employees at December 31, 1997 have a remaining contractual life of 9.6 years.


     The Black-Scholes option valuation model and other existing models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. The Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

     Had compensation cost for the stock options and warrants granted to employees been determined under SFAS No. 123, net income (loss) and net income
(loss) per share would have changed as indicated in the following pro forma amounts:


                                                                THREE MONTHS       YEAR
                                                 YEAR ENDED        ENDED          ENDED
                                                SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                    1996            1996           1997
                                                -------------   ------------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) --
  As reported.................................     $3,114         $(5,669)         $739
  Pro forma...................................      2,954          (5,886)          664


ISSUANCE OF RESTRICTED STOCK TO EMPLOYEES

     On November 3, 1993, the board of directors agreed to issue 46,300 restrictive Class A common shares to the management of the Company, the majority of which vested after three and one-half years, and 24,000 of these shares were contingent upon the accomplishment of certain milestones which were achieved in fiscal year 1994. Unearned compensation was charged for the market value of the restricted shares as these shares were issued or as milestones were achieved. The unearned compensation was amortized ratably over the restricted period. The unamortized unearned compensation value was shown as a reduction of shareholders' equity in the accompanying consolidated balance sheets and statements of shareholders' equity (deficit). During the years ended September 30, 1995 and 1996, three months ended December 31, 1996 and the year ended December 31, 1997, the Company recognized approximately $204,000, $204,000, $51,000 and $49,000, respectively, as compensation expense which is included in selling, general and administrative expense in the accompanying consolidated statements of operations. In connection with the Recapitalization, these shares were repurchased by the Company (See Note 1).


10. 401(K) PLAN:


     The Company adopted a 401(k) plan in 1993. Under the plan, employees can contribute specified percentages of their annual compensation. The Company may contribute a matching amount for each participant equal to a discretionary percentage determined annually by the Company. The Company may also contribute additional amounts at its sole discretion. Company matching contributions were approximately $30,000, $53,000, $31,000 and $107,000 for the years ended September 30, 1995 and 1996 and, three months ended December 31, 1996 and year ended December 31, 1997, respectively.


11. SUBSEQUENT EVENTS:


     On April 24, 1998, W-H acquired 100 percent of the issued and outstanding stock of Grinding and Sizing Company, Inc., Houston Bagging and Blending, Inc. and Reliable Equipment, Inc. (collectively GSI), for consideration of $9.25 million in cash, a note of $800,000 and 6,000 warrants. GSI is in the business of size reduction (grinding) of products primarily for the drilling and specialty chemical fluids industry. The Company funded this acquisition with a $10 million term C loan facility under the Company's Credit Facility (see Note
5).



     On July 27, 1998, W-H acquired 100 percent of the issued and outstanding stock of Agri-Empresa, Inc., Lone Star Distribution, Inc., STG and Agri-Empresa Transportation and Superior Packaging & Distribution (collectively Agri-Empresa), for $21 million in cash and 7,500 warrants. Agri-Empresa manufactures, packages, distributes and transports chemicals used in oilfield and industrial applications. The Company funded this acquisition with a $25 million term D loan facility under the Company's Credit Facility (see Note 5).



     The following table reflects on an unaudited consolidated pro forma basis the results of operations as though Integrity, GSI and Agri-Empresa had been acquired as of the beginning of the Company's fiscal year 1997. Appropriate adjustments have been made to reflect the accounting basis used in recording the acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combination been in effect on the date indicated, that have resulted since the date of acquisition or that may result in the future.



                                                                               SIX MONTHS
                                                             YEAR ENDED           ENDED
                                                          DECEMBER 31, 1997   JUNE 30, 1998
                                                          -----------------   -------------
Total revenues..........................................      $106,950           $58,353
Net income (loss).......................................        (4,381)            2,202

     The Integrity, GSI and Agri-Empresa acquisitions have been accounted for as purchases; therefore, the accompanying statements of operations reflect the results of operations since their respective acquisition dates. The allocation of purchase prices to the assets acquired and liabilities assumed in the GSI and Agri-Empresa acquisitions has been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Integrity Industries, Inc.:

     We have audited the accompanying balance sheets of Integrity Industries, Inc., as of December 31, 1996, and September 24, 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1996, and the eight months and twenty-four days ended September 24, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Industries, Inc., as of December 31, 1996, and September 24, 1997, and the results of its operations and its cash flows for the year ended December 31, 1996, and the eight months and twenty-four days ended September 24, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
December 10, 1997

                           INTEGRITY INDUSTRIES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,    SEPTEMBER 24,
                                                                  1996            1997
                                                              ------------    -------------
CURRENT ASSETS:
  Cash......................................................  $    67,153      $        --
  Accounts receivable, net..................................    2,138,238        2,431,169
  Inventories...............................................      897,952        1,554,366
  Prepaid expenses and other................................       17,135           13,774
                                                              -----------      -----------
          Total current assets..............................    3,120,478        3,999,309
PROPERTY AND EQUIPMENT, net.................................      468,730          313,659
OTHER ASSETS................................................       32,601               --
                                                              -----------      -----------
          Total assets......................................  $ 3,621,809      $ 4,312,968
                                                              ===========      ===========
                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $   767,947      $ 1,347,502
  Accounts payable and accrued liabilities..................    2,185,475        1,894,779
                                                              -----------      -----------
          Total current liabilities.........................    2,953,422        3,242,281
LONG-TERM DEBT, net of current maturities...................       97,263               --
LOANS FROM SHAREHOLDERS.....................................      916,000          962,000
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, par value $.01 per share, 10,000,000 shares
     authorized, 125,000 shares issued......................        1,250            1,250
  Additional paid-in capital................................      400,066          400,066
  Retained earnings.........................................      279,808          733,371
  Less- Treasury stock (60,000 shares)......................   (1,026,000)      (1,026,000)
                                                              -----------      -----------
          Total shareholders' equity (deficit)..............     (344,876)         108,687
                                                              -----------      -----------
          Total liabilities and shareholders' equity
             (deficit)......................................  $ 3,621,809      $ 4,312,968
                                                              ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                           INTEGRITY INDUSTRIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                              FOR THE EIGHT
                                                                               MONTHS AND
                                                              FOR THE YEAR     TWENTY-FOUR
                                                                 ENDED         DAYS ENDED
                                                              DECEMBER 31,    SEPTEMBER 24,
                                                                  1996            1997
                                                              ------------    -------------
REVENUES....................................................   $9,345,030      $8,331,018
COSTS AND EXPENSES:
  Operating expenses........................................    6,117,636       5,578,347
  Depreciation and amortization.............................       74,326          81,191
  Selling, general and administrative expenses..............    3,337,330       1,831,669
                                                               ----------      ----------
INCOME (LOSS) FROM OPERATIONS...............................     (184,262)        839,811
OTHER INCOME (EXPENSE):
  Interest expense..........................................     (210,698)       (163,625)
  Other income..............................................       21,384          26,415
                                                               ----------      ----------
NET INCOME (LOSS)...........................................   $ (373,576)     $  702,601
                                                               ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                           INTEGRITY INDUSTRIES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                             COMMON STOCK       ADDITIONAL   RETAINED                  SHAREHOLDERS'
                                          -------------------    PAID-IN     EARNINGS     TREASURY        EQUITY
                                          SHARES    PAR VALUE    CAPITAL     (DEFICIT)      STOCK        (DEFICIT)
                                          -------   ---------   ----------   ---------   -----------   -------------
BALANCE, January 1, 1996................  125,000    $1,250      $400,066    $ 653,384   $(1,026,000)    $  28,700
  Net loss..............................       --        --            --     (373,576)           --      (373,576)
                                          -------    ------      --------    ---------   -----------     ---------
BALANCE, December 31, 1996..............  125,000     1,250       400,066      279,808    (1,026,000)     (344,876)
  Net income............................       --        --            --      702,601            --       702,601
  Distribution of property to
    shareholders........................       --        --            --     (249,038)           --      (249,038)
                                          -------    ------      --------    ---------   -----------     ---------
BALANCE, September 24, 1997.............  125,000    $1,250      $400,066    $ 733,371   $(1,026,000)    $ 108,687
                                          =======    ======      ========    =========   ===========     =========

   The accompanying notes are an integral part of these financial statements.

                           INTEGRITY INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                              FOR THE EIGHT
                                                                               MONTHS AND
                                                              FOR THE YEAR     TWENTY-FOUR
                                                                 ENDED         DAYS ENDED
                                                              DECEMBER 31,    SEPTEMBER 24,
                                                                  1996            1997
                                                              ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  (373,576)     $   702,601
  Adjustments to reconcile net income (loss) to cash
     provided by operating activities --
     Depreciation and amortization..........................       74,326           81,191
     (Gain) loss on sale of assets..........................       31,443           (4,601)
     Bad debts..............................................      274,472          150,482
  Net (increase) decrease in accounts receivables...........      297,669         (443,413)
  Net (increase) decrease in inventory......................       44,749         (656,414)
  Net decrease in prepaid expenses..........................        9,323            3,361
  Net decrease in accrued expenses..........................     (429,439)        (290,696)
                                                              -----------      -----------
          Net cash flows used in operating activities.......      (71,033)        (457,489)
                                                              -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions.........................................     (208,164)        (175,163)
  Proceeds from sale of assets..............................           --            4,606
                                                              -----------      -----------
          Net cash flows used in investing activities.......     (208,164)        (170,557)
                                                              -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loans received............................................    6,249,814        5,322,595
  Payments on long-term debt................................   (5,917,120)      (4,794,803)
  Loans to others...........................................      (35,869)          33,101
                                                              -----------      -----------
          Net cash flows provided by financing activities...      296,825          560,893
                                                              -----------      -----------
NET INCREASE (DECREASE) IN CASH.............................       17,628          (67,153)
CASH, beginning of period...................................       49,525           67,153
                                                              -----------      -----------
CASH, end of period.........................................  $    67,153      $        --
                                                              ===========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid during the year.............................  $   210,569      $   163,625
                                                              ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                           INTEGRITY INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION:

     Integrity Industries, Inc. (the Company), a Texas corporation, is engaged primarily in the business of supplying oil and gas companies with drilling mud and other related products. The Company also sells to various supply outlets. The majority of its sales are in Texas.


     On September 25, 1997, the Company completed negotiations with W-H Energy Services, Inc. (W-H), for the sale of 100 percent of the outstanding stock of the Company in exchange for cash consideration of approximately $13,200,000 and warrants valued at $130,000 convertible into the common stock of W-H. W-H is a diversified energy service company that provides a variety of services and equipment to the oil and gas industry on the Gulf Coast through its various subsidiaries. The accompanying financial statements were prepared in connection with the transaction with W-H.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ACCOUNTS RECEIVABLE

     Accounts receivable have a concentration of credit risk in the oil and gas industry. The Company performs continuing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers. Accounts receivable have been recorded net of an allowance for doubtful accounts of approximately $150,000 and $300,000 at December 31, 1996, and September 24, 1997, respectively.

INVENTORIES

     Inventory consists of raw materials and proprietary products used in the completion of oil and gas wells and is stated at the lower of cost or market, determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying statements of operations.

     Depreciation is calculated using the double declining-balance method over the estimated useful lives of the depreciable assets which range from five to
31.5 years. Depreciation expense for the year ended December 31, 1996, and the eight months and twenty-four days ended September 24, 1997, were $74,326 and $81,191, respectively. Capital leases and leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

REVENUE RECOGNITION AND OPERATING EXPENSE

     The Company recognizes revenues for services at the time such services are rendered. The primary components of operating expenses are those salaries, expendable supplies, repairs and maintenance and general operational costs that are directly associated with the services performed by the Company for its customers.

FEDERAL INCOME TAXES

     The Company has elected S Corporation status, as defined by the Internal Revenue Code, whereby the Company is not subject to federal taxation. Under S Corporation status, the shareholders report their proportionate shares of the Company's taxable earnings on their personal tax returns.

                           INTEGRITY INDUSTRIES, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. LONG-TERM DEBT:

     At December 31, 1996, and September 24, 1997, long-term debt consisted of the following:

                                                                1996         1997
                                                              --------    ----------
Note payable to bank under a $1,500,000 line of credit,
  interest payable monthly, expiring 1997, interest 9.25%,
  secured by accounts receivable, inventory and personal
  guarantees of shareholders................................  $727,656    $1,347,502
Note payable to bank, payable monthly, maturing 2000,
  interest 9.75%, secured by vehicles and trailers..........    90,000            --
Notes payable to credit company, payable monthly, maturing
  1997, 1999 and 2000, interest 8.5% to 9.5%, secured by
  trucks and forklifts......................................    47,554            --
                                                              --------    ----------
                                                               865,210     1,347,502
Less- Current portion.......................................   767,947     1,347,502
                                                              --------    ----------
                                                              $ 97,263    $       --
                                                              ========    ==========

4. LOANS FROM SHAREHOLDERS:

     Loans from shareholders represent amounts loaned to the Company by the shareholders for working capital purposes. The loans bear interest at 9.25 percent and are payable on demand. At December 31, 1996, and September 24, 1997, accrued expenses included $1,037,060 and $-, respectively, in accrued wages to shareholders.

5. PROFIT-SHARING PLAN:

     The Company has a profit-sharing plan which covers all eligible employees. The Company's contributions are subject to determination by the shareholders and certain limitations on an annual basis. There are no required annual contributions. Plan contributions for 1996 and 1997 were $146,000 and $75,000, respectively.

                           INTEGRITY INDUSTRIES, INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
W-H Energy Services, Inc.:


     We have audited the accompanying combined balance sheets of Grinding and Sizing Company, Inc., and affiliates, all Texas corporations (Grinding and Sizing Company, Inc.), as of December 31, 1996 and 1997, and the related combined statements of operations, shareholders' equity and cash flows for the years then ended. These combined financial statements are the responsibility of Grinding and Sizing Company, Inc.'s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Grinding and Sizing Company, Inc., and affiliates as of December 31, 1996 and 1997, and the combined results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
May 29, 1998

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                                 DECEMBER 31
                                                           -----------------------    MARCH 31,
                                                              1996         1997         1998
                                                           ----------   ----------   -----------
                                                                                     (UNAUDITED)
CURRENT ASSETS:
  Cash...................................................  $  393,985   $  426,972   $  603,122
  Accounts receivable....................................     554,976      972,429      966,072
  Inventories............................................     253,827      307,974      411,254
  Prepaid expenses and other.............................       1,040        3,699        2,286
                                                           ----------   ----------   ----------
          Total current assets...........................   1,203,828    1,711,074    1,982,734
PROPERTY AND EQUIPMENT, net..............................     433,886      488,767      453,624
OTHER ASSETS, net........................................       2,299        2,150        2,089
                                                           ----------   ----------   ----------
          Total assets...................................  $1,640,013   $2,201,991   $2,438,447
                                                           ==========   ==========   ==========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of notes payable....................  $   52,887   $   95,941   $   50,000
  Current maturities of related-party debt...............      27,204        9,387           --
  Accounts payable and accrued liabilities...............     301,549      372,175      424,359
                                                           ----------   ----------   ----------
          Total current liabilities......................     381,640      477,503      474,359
                                                           ----------   ----------   ----------
NOTES PAYABLE, net of current maturities.................      37,834       30,310       20,272
RELATED-PARTY NOTES, net of current maturities...........     233,101       14,919           --
                                                           ----------   ----------   ----------
          Total long-term liabilities....................     270,935       45,229       20,272
                                                           ----------   ----------   ----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock...........................................     471,523      471,623      471,623
  Additional paid-in capital.............................       5,607       27,507       27,507
  Retained earnings......................................     934,246    1,604,067    1,868,624
  Less -- Treasury stock.................................    (423,938)    (423,938)    (423,938)
                                                           ----------   ----------   ----------
          Total shareholders' equity.....................     987,438    1,679,259    1,943,816
                                                           ----------   ----------   ----------
          Total liabilities and shareholders' equity.....  $1,640,013   $2,201,991   $2,438,447
                                                           ==========   ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES


                       COMBINED STATEMENTS OF OPERATIONS


                                                FOR THE YEARS ENDED        FOR THE THREE-MONTH
                                                    DECEMBER 31           PERIOD ENDED MARCH 30
                                             -------------------------   -----------------------
                                                1996          1997          1997         1998
                                             -----------   -----------   ----------   ----------
                                                                               (UNAUDITED)
REVENUES...................................  $ 5,080,257   $ 7,598,908   $1,470,912   $2,049,944
COSTS AND EXPENSES:
  Operating expenses.......................   (2,778,403)   (4,026,458)    (744,270)    (917,294)
  Depreciation and amortization............     (106,562)     (140,281)     (23,595)     (26,199)
  Selling, general and administrative
     expenses..............................     (732,958)     (958,812)    (242,667)    (232,407)
                                             -----------   -----------   ----------   ----------
INCOME FROM OPERATIONS.....................    1,462,334     2,473,357      460,380      874,044
OTHER INCOME (EXPENSE):
  Interest expense.........................      (27,281)      (21,838)      (3,990)      (2,972)
  Other....................................        6,483       (23,798)       1,277         (113)
                                             -----------   -----------   ----------   ----------
NET INCOME BEFORE TAXES....................    1,441,536     2,427,721      457,667      870,959
INCOME TAXES:
  Federal..................................           --        (5,963)          --           --
  State....................................      (64,025)     (109,605)     (21,102)     (40,049)
                                             -----------   -----------   ----------   ----------
NET INCOME.................................  $ 1,377,511   $ 2,312,153   $  436,565   $  830,910
                                             ===========   ===========   ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON STOCK      ADDITIONAL
                                 ------------------    PAID-IN      RETAINED     TREASURY    SHAREHOLDERS'
                                 SHARES   PAR VALUE    CAPITAL      EARNINGS       STOCK        EQUITY
                                 ------   ---------   ----------   -----------   ---------   -------------
BALANCE, January 1, 1996.......  38,523   $469,130     $    --     $   646,708   $(423,938)   $   691,900
NET INCOME.....................      --         --          --       1,377,511          --      1,377,511
CONTRIBUTED CAPITAL............      --      2,393       5,607              --          --          8,000
DISTRIBUTIONS TO
  SHAREHOLDERS.................      --         --          --      (1,089,973)         --     (1,089,973)
                                 ------   --------     -------     -----------   ---------    -----------
BALANCE, December 31, 1996.....  38,523    471,523       5,607         934,246    (423,938)       987,438
CONTRIBUTED CAPITAL............     100        100      21,900              --          --         22,000
NET INCOME.....................      --         --          --       2,312,153          --      2,312,153
DISTRIBUTIONS TO
  SHAREHOLDERS.................      --         --          --      (1,642,332)         --     (1,642,332)
                                 ------   --------     -------     -----------   ---------    -----------
BALANCE, December 31, 1997.....  38,623    471,623      27,507       1,604,067    (423,938)     1,679,259
NET INCOME (Unaudited).........      --         --          --         830,910          --        830,910
DISTRIBUTIONS TO SHAREHOLDERS
  (Unaudited)..................      --         --          --        (566,353)         --       (566,353)
                                 ------   --------     -------     -----------   ---------    -----------
BALANCE, MARCH 31, 1998
  (Unaudited)..................  38,623   $471,623     $27,507     $ 1,868,624   $(423,938)   $ 1,943,816
                                 ======   ========     =======     ===========   =========    ===========

    The accompanying notes are an integral part of these combined financial statements.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                 FOR THE YEAR ENDED        FOR THE THREE-MONTH
                                                     DECEMBER 31          PERIOD ENDED MARCH 31
                                              -------------------------   ---------------------
                                                 1996          1997         1997        1998
                                              -----------   -----------   ---------   ---------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................  $ 1,377,511   $ 2,312,153   $ 436,565   $ 830,910
  Adjustments to reconcile net income to
     cash provided by operating
     activities --
     Depreciation and amortization..........      106,562       140,281      23,595      26,199
     (Gain) loss on sale of assets..........         (999)       18,141       5,967       4,944
  Net increase in accounts receivable.......     (155,590)     (417,453)   (211,666)      6,357
  Net increase in inventories...............      (61,889)      (54,147)    (66,635)   (103,280)
  Net (increase) decrease in prepaid
     expenses and other assets..............        2,375        (2,510)    (25,051)      1,474
  Net increase in accounts payable and
     accrued liabilities....................       78,271        70,626     127,552      52,184
                                              -----------   -----------   ---------   ---------
          Net cash flows provided by
            operating activities............    1,346,241     2,067,091     290,327     818,788
                                              -----------   -----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions.........................     (186,258)     (213,303)    (49,328)         --
  Proceeds from sale of assets..............       19,674            --          --       4,000
                                              -----------   -----------   ---------   ---------
          Net cash flows (used in) provided
            by investing activities.........     (166,584)     (213,303)    (49,328)      4,000
                                              -----------   -----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt................     (268,413)     (327,778)    (33,706)    (80,285)
  Borrowings under notes payable............       92,199       127,309      50,000          --
  Formation of Reliable Equipment, Inc......           --        22,000          --          --
  Distributions to shareholders.............   (1,089,973)   (1,642,332)   (278,649)   (566,353)
                                              -----------   -----------   ---------   ---------
          Net cash flows used in financing
            activities......................   (1,266,187)   (1,820,801)   (262,355)   (646,638)
                                              -----------   -----------   ---------   ---------
NET INCREASE (DECREASE) IN CASH.............      (86,530)       32,987     (21,356)    176,150
CASH, beginning of period...................      480,515       393,985     393,985     426,972
                                              -----------   -----------   ---------   ---------
CASH, end of period.........................  $   393,985   $   426,972   $ 372,629   $ 603,122
                                              ===========   ===========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid during the year.............  $    27,281   $    21,838   $   3,990   $   2,972
                                              ===========   ===========   =========   =========
  Income taxes paid during the year.........  $     8,796   $    63,960   $      --   $   7,901
                                              ===========   ===========   =========   =========
NONCASH TRANSACTIONS:
  Equipment contributed to Houston Bagging
     and Blending, Inc......................  $     8,000   $        --   $      --   $      --
                                              ===========   ===========   =========   =========

    The accompanying notes are an integral part of these combined financial statements.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION:

     These financial statements represent the combined financial statements of Grinding and Sizing Company, Inc., Houston Bagging and Blending, Inc. and Reliable Equipment, Inc. and are herein referred to as the Combined Companies. Each of the Combined Companies share common ownership with varying relative ownership percentages. Grinding and Sizing Company, Inc., incorporated on June 29, 1979, and Houston Bagging and Blending, Inc., incorporated on April 5, 1994, are both Texas Corporations and are primarily engaged in the business of producing additives for drilling mud used in the exploration for oil and gas. Reliable Equipment, Inc., incorporated on December 5, 1996, is primarily a metal fabrication company which manufactures parts for the machinery used to produce, bag and blend the additives. The majority of the Combined Companies sales are in Texas. All significant transactions between the Combined Companies have been eliminated in the combination.

     On April 24, 1998, the shareholders of the Combined Companies completed the sale of all of the outstanding stock of the Combined Companies to Drill Motor Services, a subsidiary of W-H Energy Services, Inc. (W-H), for cash consideration of $9,250,000, $800,000 in notes to be paid in April 2002 and warrants valued at $115,000 convertible into the common stock of W-H. The shareholders of the Combined Companies placed in escrow $1,000,000 for a period of two years following the closing date for potential claims and damages as agreed to by the shareholders of the Combined Companies and W-H. The accompanying combined financial statements were prepared in conjunction with the acquisition by W-H. Effective April 29, 1998, as part of the acquisition by W-H, Houston Bagging and Blending, Inc., and Reliable Equipment, Inc., were merged into Grinding and Sizing Company, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

     The interim financial statements at March 31, 1998, and for the three months ended March 31, 1998 and 1997, are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

     The Combined Companies record revenue when inventory is shipped to the customer for the production, bagging and blending of additives. The Combined Companies ship inventory F.O.B. shipping point. Accounts receivable represent amounts recorded for inventory shipped. Reliable Equipment, Inc., records accounts receivable and recognizes revenue based on contractual terms with the customer which approximates the percentage of completion method for contract accounting.

     The Combined Companies use the specific identification method of write off of accounts receivable and, therefore, no allowance for doubtful accounts exists at December 31, 1996 or 1997. Management of the Combined Companies do not believe that an allowance for doubtful accounts is necessary. The Combined Companies provide products to primarily the oil and gas industry and as such are subject to the credit risks that apply in that industry. Specifically, management of the Combined Companies do not believe the general decline in the oil and gas industry during the second quarter of 1998 will have a material impact on the collectibility of accounts receivable as of December 31, 1997.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

INVENTORIES

     Inventories are stated at the lower of cost or market using the first in-first out method of accounting for inventory. The Combined Companies capitalize overhead costs related to inventory as part of inventory costs including labor and other general expenses as considered necessary. Raw materials and supplies represent the materials used to manufacture the additives for drilling mud and the bags used for bagging. Work-in-process inventory represents inventory in the process of grinding, sizing and blending. Finished goods inventory represents amounts which have completed all processing and are bagged or awaiting bagging for customer order.

PROPERTY AND EQUIPMENT, NET

     Property and equipment are recorded at cost. Expenditures for major assets and equipment are capitalized and minor replacements, maintenance and repairs are expensed as incurred. Gains and losses resulting from dispositions are reported in the statement of income in the period in which they are incurred.

     Depreciation is calculated using the double-declining balance method over the estimated useful lives of the depreciable assets which range from five to 30 years.

FEDERAL INCOME TAXES

     Grinding and Sizing Company, Inc. and Houston Bagging and Blending Company, Inc., have individually elected S Corporation status, as defined by the Internal Revenue Code, whereby they are not subject to federal taxation. Under S Corporation status, the shareholders report their proportionate share of taxable earnings on their personal tax returns.

     Reliable Equipment, Inc. (REI) elected C Corporation status at start up and effective January 1, 1998, changed their filing status to S Corporation status. Federal income taxes for REI for the year ended December 31, 1997, are reported in the statement of income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORIES:

     Inventories consist of the following at December 31:

                                                                1996       1997
                                                              --------   --------
Raw materials and supplies..................................  $ 70,682   $ 79,006
Work-in-process.............................................    60,003     99,686
Finished goods..............................................   123,142    129,282
                                                              --------   --------
                                                              $253,827   $307,974
                                                              ========   ========

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

4. PROPERTY AND EQUIPMENT (NET):

     Property and equipment consist of the following at December 31:

                                                    USEFUL LIFE      1996         1997
                                                    -----------   ----------   ----------
Buildings.........................................    30          $  272,789   $  294,479
Building improvements.............................    30              50,169       58,216
Machinery and equipment...........................   7-10          1,442,920    1,501,849
Automobiles.......................................     5             100,895      102,564
Office furniture and equipment....................     7              16,089        6,732
Land..............................................    --              14,438       46,570
                                                                  ----------   ----------
                                                                   1,897,300    2,010,410
Less -- Accumulated depreciation..................                 1,463,414    1,521,643
                                                                  ----------   ----------
                                                                  $  433,886   $  488,767
                                                                  ==========   ==========

     The Combined Companies recorded depreciation expense of $106,562 and $140,281 for the years ended December 31, 1996 and 1997, for these assets. Of these amounts, $98,491 and $129,563 for the years ended December 31, 1996 and 1997, respectively, were capitalized as part of inventory costs and later expensed as inventory is sold.

5. NOTES PAYABLE:

     At December 31, 1996 and 1997, the Combined Companies notes payable consisted of the following:

                                                                1996       1997
                                                              --------   --------
Note payable to a bank under a $50,000 line of credit;
  accruing interest initially at 9.25% and thereafter at 1%
  over prime payable quarterly; secured by accounts
  receivable, inventory and property and equipment of
  Reliable Equipment, Inc. and guaranteed by Grinding and
  Sizing Company, Inc. and Houston Bagging and Blending,
  Inc. and personally by two shareholders; matures 1998.....  $     --   $ 50,000
Note payable to a bank under a $200,000 line of credit for
  working capital; accruing interest initially at 10% and
  thereafter at 1% over prime due quarterly; secured by
  accounts receivable and inventory of Grinding and Sizing
  Company, Inc. and certain land and two life insurance
  policies for shareholders.................................    25,000         --
Note payable to one shareholder collateralized by an auto,
  accruing interest at 9.25%; maturing 2000.................        --     24,306
Notes payable to banks, collateralized by autos and
  equipment, accruing interest at 7.99% to 9.8% due monthly;
  maturing 1997-2000........................................    65,721     76,251
Note payable to a former shareholder for purchase of shares
  held, secured by land, property and equipment, inventory
  and accounts receivable of Grinding and Sizing Company,
  Inc. accruing interest at 6% annually.....................   260,305         --
                                                              --------   --------
          Total outstanding.................................   351,026    150,557
Less -- Current maturities..................................    80,091    105,328
                                                              --------   --------
          Total notes payable...............................  $270,935   $ 45,229
                                                              ========   ========

     Interest expense recorded for the years ended December 31, 1996, and December 31, 1997, is $27,281 and $21,838, respectively.

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

     Total notes payable at December 31, 1997, matures as follows:

1998......................................................  $105,328
1999......................................................    33,057
2000......................................................    12,172
                                                            --------
          Total...........................................  $150,557
                                                            ========

     In April 1998, the Combined Companies paid off all notes payable outstanding at December 31, 1997, prior to the acquisition by W-H.

6. COMMITMENTS AND CONTINGENCIES:

     Grinding and Sizing Company, Inc., has an agreement to pay a shareholder royalties for use of a patent of $1 per each 25 pounds of pecan pith product (a raw material input) sold expiring in 2013. Payments made under this agreement totaled $15,768 and $29,544 for the years ended December 31, 1996 and 1997, respectively.

     Grinding and Sizing Company, Inc., has an agreement with an unrelated third party for use of a license to produce a drilling additive from corn cob outers. Payments made under this agreement totaled $151,013 and $200,591 for the years ended December 31, 1996 and 1997, respectively.

     Grinding and Sizing Company, Inc., has a life insurance policy for one shareholder in the amount of $500,000 payable to Grinding and Sizing Company, Inc.

     The Combined Companies are involved in lawsuits from time to time arising from normal business activities. Management has reviewed any pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Combined Companies' financial position or results of operations.

7. SHAREHOLDERS' EQUITY:

     The components of capital stock as of December 31, 1996 and 1997, are as follows:

                                                                                    PAR
                                                 CLASS       SHARES     SHARES     VALUE
                   COMPANY                     OF SHARES   AUTHORIZED   ISSUED   PER SHARE
                   -------                     ---------   ----------   ------   ---------
December 31, 1996
  Grinding and Sizing Company, Inc...........  Common      1,000,000    30,000   No Par
  Houston Bagging and Blending, Inc..........  Common        100,000     8,523     $1
                                                                        ------
          Total capital stock................                           38,523
                                                                        ======
December 31, 1997
  Grinding and Sizing Company, Inc...........  Common      1,000,000    30,000   No Par
  Houston Bagging and Blending, Inc..........  Common        100,000     8,523     $1
  Reliable Equipment, Inc....................  Common        100,000       100     $1
                                                                        ------
          Total capital stock................                           38,623
                                                                        ======

               GRINDING AND SIZING COMPANY, INC., AND AFFILIATES

8. SIGNIFICANT SUPPLIERS AND CUSTOMERS:

     The Combined Companies have one significant supplier that represents 13 percent of purchases for the year ended December 31, 1996, and two significant suppliers that represent 16 percent and 14 percent of purchases for the year ended December 31, 1997.

     The Combined Companies have sales to two significant customers that represent 31 percent and 10 percent of revenues for the year ended December 31, 1996. The Combined Companies had revenues to two significant customers that represent 33 percent and 16 percent of revenues for the year ended December 31, 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
W-H Energy Services, Inc.:


     We have audited the accompanying combined balance sheets of Agri-Empresa, Inc., and Affiliates, all Texas corporations, as of December 31, 1996 and 1997, and the related combined statements of operations, shareholders' equity and cash flows for the years then ended. These combined financial statements are the responsibility of Agri-Empresa, Inc., and Affiliates' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Agri-Empresa, Inc., and Affiliates as of December 31, 1996 and 1997, and the combined results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
August 28, 1998

                       AGRI-EMPRESA, INC., AND AFFILIATES

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31
                                                        -------------------------    JUNE 30,
                                                           1996          1997          1998
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   906,851   $ 1,079,102   $ 1,171,905
  Accounts receivable, net of allowance of $244,246,
     $311,871 and $277,168............................    3,577,520     5,735,667     3,529,300
  Related-party notes receivable......................      765,534       298,209        74,995
  Income taxes receivable.............................      108,005            --            --
  Inventories.........................................    2,006,123     2,308,147     2,446,406
  Prepaid expenses and other..........................      164,911       122,605       182,545
                                                        -----------   -----------   -----------
          Total current assets........................    7,528,944     9,543,730     7,405,151
PROPERTY AND EQUIPMENT, net...........................    2,690,810     2,856,466     2,634,182
OTHER ASSETS..........................................       28,727        69,040       117,349
                                                        -----------   -----------   -----------
          Total assets................................  $10,248,481   $12,469,236   $10,156,682
                                                        ===========   ===========   ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of notes payable.................  $   946,048   $   378,431   $   584,920
  Current maturities of related-party notes payable...      112,999        21,133         6,432
  Advances from related parties.......................       70,000            --            --
  Accounts payable and accrued liabilities............    2,407,572     3,165,507     2,568,949
  Income taxes payable................................      122,750       219,316       286,814
                                                        -----------   -----------   -----------
          Total current liabilities...................    3,659,369     3,784,387     3,447,115
                                                        -----------   -----------   -----------
NOTES PAYABLE, net of current maturities..............      919,943     1,311,007     1,015,506
                                                        -----------   -----------   -----------
RELATED-PARTY NOTES PAYABLE, net of current
  maturities..........................................       28,380        13,393        10,434
                                                        -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock........................................        5,389         5,389         5,389
  Additional paid-in capital..........................      116,600       116,600       116,600
  Retained earnings...................................    5,518,800     7,238,460     5,561,638
                                                        -----------   -----------   -----------
          Total shareholders' equity..................    5,640,789     7,360,449     5,683,627
                                                        -----------   -----------   -----------
          Total liabilities and shareholders'
            equity....................................  $10,248,481   $12,469,236   $10,156,682
                                                        ===========   ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                       AGRI-EMPRESA, INC., AND AFFILIATES


                       COMBINED STATEMENTS OF OPERATIONS


                                              FOR THE YEARS ENDED         FOR THE SIX MONTHS
                                                  DECEMBER 31                ENDED JUNE 30
                                           -------------------------   -------------------------
                                              1996          1997          1997          1998
                                           -----------   -----------   -----------   -----------
                                                                              (UNAUDITED)
REVENUES.................................  $24,424,559   $31,187,087   $14,484,096   $13,858,389
COSTS AND EXPENSES:
  Operating expenses.....................   20,427,381    25,260,141    11,906,025    11,112,775
  Depreciation...........................      443,475       529,376       245,257       291,872
  Selling, general and administrative
     expenses............................    2,378,325     1,985,243       865,027       782,586
                                           -----------   -----------   -----------   -----------
INCOME FROM OPERATIONS...................    1,175,378     3,412,327     1,467,787     1,671,156
OTHER (EXPENSE) INCOME:
  Interest expense.......................     (161,627)     (163,321)      (82,161)      (77,525)
  Other income...........................       89,888       172,075        96,050       123,657
                                           -----------   -----------   -----------   -----------
NET INCOME BEFORE TAXES..................    1,103,639     3,421,081     1,481,676     1,717,288
INCOME TAXES.............................      453,595       191,421        87,056        57,006
                                           -----------   -----------   -----------   -----------
NET INCOME...............................  $   650,044   $ 3,229,660   $ 1,394,620   $ 1,660,282
                                           ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                       AGRI-EMPRESA, INC., AND AFFILIATES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                          COMMON STOCK     ADDITIONAL
                                        ----------------    PAID-IN      RETAINED     SHAREHOLDERS'
                                        SHARES    VALUE     CAPITAL      EARNINGS        EQUITY
                                        -------   ------   ----------   -----------   -------------
BALANCE, December 31, 1995............  102,389   $3,389    $116,600    $ 4,868,756    $ 4,988,745
NET INCOME............................       --       --          --        650,044        650,044
ISSUANCE OF COMMON STOCK..............   11,000    2,000          --             --          2,000
                                        -------   ------    --------    -----------    -----------
BALANCE, December 31, 1996............  113,389    5,389     116,600      5,518,800      5,640,789
NET INCOME............................       --       --          --      3,229,660      3,229,660
DISTRIBUTIONS TO SHAREHOLDERS.........       --       --          --     (1,510,000)    (1,510,000)
                                        -------   ------    --------    -----------    -----------
BALANCE, December 31, 1997............  113,389    5,389     116,600      7,238,460      7,360,449
NET INCOME, unaudited.................       --       --          --      1,660,282      1,660,282
DISTRIBUTIONS TO SHAREHOLDERS,
  unaudited...........................       --       --          --     (3,337,104)    (3,337,104)
                                        -------   ------    --------    -----------    -----------
BALANCE, June 30, 1998, unaudited.....  113,389   $5,389    $116,600    $ 5,561,638    $ 5,683,627
                                        =======   ======    ========    ===========    ===========

    The accompanying notes are an integral part of these combined financial statements.

                       AGRI-EMPRESA, INC., AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                        FOR THE YEARS ENDED         FOR THE SIX MONTHS
                                                            DECEMBER 31                ENDED JUNE 30
                                                      ------------------------   -------------------------
                                                         1996         1997          1997          1998
                                                      ----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $  650,044   $ 3,229,660   $ 1,394,620   $ 1,660,282
  Adjustments to reconcile net income to cash
    provided by operating activities --
    Depreciation....................................     443,475       529,376       245,257       291,872
    Loss (gain) on sale of assets...................      44,116       (10,187)      (10,187)        3,826
    Net change in deferred taxes....................     (27,286)       30,556        12,604        (1,488)
  Net (increase) decrease in accounts receivable....    (968,227)   (2,158,147)   (1,097,908)    2,206,367
  Net (increase) decrease in inventories............     (30,960)     (302,024)      350,216      (138,259)
  Net decrease (increase) in prepaid expenses and
    other assets....................................      13,447       (27,888)     (227,736)      (97,758)
  Net (increase) decrease in income taxes
    receivable......................................    (108,005)      108,005       108,005            --
  Net increase in income taxes payable..............      85,657        95,891         9,480        58,494
  Net increase (decrease) in accounts payable and
    accrued liabilities.............................     650,205       757,935       454,890      (596,557)
                                                      ----------   -----------   -----------   -----------
         Net cash flows provided by operating
           activities...............................     752,466     2,253,177     1,239,241     3,386,779
                                                      ----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions.................................    (810,182)     (684,845)     (212,442)      (73,414)
  Proceeds from sale of assets......................     110,000            --            --            --
                                                      ----------   -----------   -----------   -----------
         Net cash flows used in investing
           activities...............................    (700,182)     (684,845)     (212,442)      (73,414)
                                                      ----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable.......................    (765,592)   (1,501,553)     (568,286)     (200,478)
  Repayments of related-party notes payable.........    (211,789)     (106,853)      (63,412)      (17,660)
  Borrowings under notes payable....................   1,504,000     1,325,000       660,000       111,466
  Loans made to related parties.....................    (412,071)     (187,582)      (36,031)     (187,971)
  Loan repayments from related parties..............     189,312       654,907        47,435       411,185
  Advances received from related parties............      70,000            --            --            --
  Repayment of advances from related parties........          --       (70,000)      (70,000)           --
  Issuance of common stock..........................       2,000            --            --            --
  Distributions to shareholders.....................          --    (1,510,000)     (510,000)   (3,337,104)
                                                      ----------   -----------   -----------   -----------
         Net cash flows provided by (used in)
           financing activities.....................     375,860    (1,396,081)     (540,294)   (3,220,562)
                                                      ----------   -----------   -----------   -----------
NET INCREASE IN CASH................................     428,144       172,251       486,505        92,803
CASH, beginning of period...........................     478,707       906,851       906,851     1,079,102
                                                      ----------   -----------   -----------   -----------
CASH, end of period.................................  $  906,851   $ 1,079,102   $ 1,393,356   $ 1,171,905
                                                      ==========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid during the year.....................  $  161,627   $   163,321   $    82,161   $    77,525
                                                      ==========   ===========   ===========   ===========
  Income taxes paid (refunded) during the year......  $  460,216   $   (37,113)  $    98,526   $    94,388
                                                      ==========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
  TRANSACTION:
  Trade-in value received for trucks................  $       --   $    15,000   $    15,000   $        --
                                                      ==========   ===========   ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                       AGRI-EMPRESA, INC., AND AFFILIATES


                     NOTES TO COMBINED FINANCIAL STATEMENTS


1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION:

     The accompanying combined financial statements include the accounts of Agri-Empresa, Inc. (Agri), STG Transportation (STG), Agri-Empresa Transportation
(AET), Lonestar Distribution, Inc. (LDI), and Superior Packaging & Distribution
(SPD) (collectively, AEI or the Company). Each of the companies share common ownership, with varying relative ownership percentages. Agri was founded and incorporated in Texas in 1977 and is the Permian Basin's largest manufacturer, packager and distributor of chemicals used in oilfield and industrial applications. Agri also operates in the Carlsbad, New Mexico, area. STG, founded and incorporated in Texas in 1995, and AET, founded and incorporated in Texas in 1987, offer delivery of oilfield chemicals in the Permian Basin. LDI was founded and incorporated in Texas in 1981 to provide outsourcing to oilfield companies of noncore activities including warehousing, material handling and transportation. LDI operates in the Permian Basin, Abilene and Jacksboro, Texas, and Hobbs, New Mexico. SPD, founded and incorporated in Texas in 1996, provides chemical warehousing, bagging and export services in the Houston, Texas, area. All significant transactions between the combined companies have been eliminated.

     On July 27, 1998, the shareholders of the Company completed the sale of all of the outstanding stock of Agri, STG, AET, LDI and SPD to Drill Motor Services, Inc., a subsidiary of W-H Energy Services, Inc. (W-H), for cash consideration of $21,000,000 and warrants valued at approximately $165,000 convertible into the common stock of W-H. The shareholders of the Company have placed in escrow $2,000,000 for a period of two years following the closing date to provide for potential claims and damages as agreed to by the shareholders of the Company and W-H. The accompanying combined financial statements were prepared in conjunction with the acquisition by W-H.

     The interim combined financial statements for the six months ended June 30, 1997 and 1998, are unaudited and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the accompanying combined financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial position as of June 30, 1998, and the results of operations and cash flows for the six months ended June 30, 1997 and 1998. The results of operations and cash flows for the six months ended June 30, 1997 and 1998, are not necessarily indicative of the operating results for the full years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

     Revenue is recognized when inventory is delivered to the customer.

     The Company provides for uncollectible accounts receivable as a percentage of revenue. This provision has historically been adequate to cover the write-off of accounts receivable. AEI provides services to the oil and gas industry and, as such, is subject to the credit risks that apply in that industry. Specifically, management at the Company does not believe the general decline in the oil and gas industry in the second and third quarters of 1998 will have a material impact on the collectibility of accounts receivable as of December 31, 1997.

                       AGRI-EMPRESA, INC., AND AFFILIATES

INVENTORIES

     Inventories are stated at the lower of cost or market using the first-in, first-out method of accounting for inventory. AEI capitalizes overhead costs related to inventory as part of inventory costs including direct labor, packaging and other direct expenses.

PROPERTY AND EQUIPMENT, NET

     Property and equipment are recorded at cost. Expenditures for major assets, and betterments that extend the useful lives of property and equipment are capitalized, and minor replacements, maintenance and repairs are expensed as incurred. Gains and losses resulting from dispositions are reported in the statement of income in the period in which they are incurred.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings.............................................  12-31.5 years
Machinery and equipment...............................     5-12 years

FEDERAL INCOME TAXES

     Effective January 1, 1997, Agri and LDI individually elected S Corporation status, as defined by the Internal Revenue Code, whereby they are not subject to federal taxation. Under S Corporation status, the shareholders report their proportionate share of taxable earnings on their personal tax returns. SPD elected S Corporation status in the year of its inception.

     AET and STG are C Corporations for federal taxation purposes and, as such, are subject to federal taxation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORIES:

     Inventories consist of the following at December 31:

                                                          1996         1997
                                                       ----------   ----------
Raw materials and supplies...........................  $   52,500   $   75,000
Finished goods.......................................   1,953,623    2,233,147
                                                       ----------   ----------
                                                       $2,006,123   $2,308,147
                                                       ==========   ==========

                       AGRI-EMPRESA, INC., AND AFFILIATES

4. PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net, consist of the following at December 31:

                                                        1996          1997
                                                     -----------   -----------
Buildings..........................................  $ 1,190,030   $ 1,208,514
Machinery and equipment............................    3,589,981     4,244,795
Land...............................................      156,490       156,490
                                                     -----------   -----------
                                                       4,936,501     5,609,799
Less -- Accumulated depreciation...................   (2,245,691)   (2,753,333)
                                                     -----------   -----------
                                                     $ 2,690,810   $ 2,856,466
                                                     ===========   ===========

5. NOTES PAYABLE:

     Notes payable consist of the following at December 31:

                                                                 1996         1997
                                                              ----------   ----------
Note payable to a bank, due in monthly installments of
  $8,334 plus interest at prime, maturing July 2002, secured
  by personal guarantee of shareholder......................  $  420,000   $  449,996
Note payable to a bank, due in monthly payments of $7,100
  plus interest at prime (8.50% at December 31, 1997),
  maturing July 1999, secured by real property..............     318,400      233,200
Note payable to a bank, due in monthly installments of
  $3,929 plus interest at prime, maturing November 2002,
  secured by trucks and personal guarantee of shareholder...     274,994      227,845
Note payable to a bank, due in monthly installments of
  $1,385 plus interest at prime, maturing August 2001,
  secured by real property..................................     243,460      226,840
Revolving line of credit with a stated credit maximum of
  $600,000 and $3,000,000, respectively, interest at prime
  due monthly, maturing July 1997 and July 1998,
  respectively, secured by substantially all assets of Agri
  and personal guarantee of shareholder.....................     200,000           --
Note payable to a bank, due in monthly installments of
  $2,500 plus interest at prime, maturing April 2001,
  secured by substantially all assets of STG and personal
  guarantee of shareholder..................................     127,500       97,500
Note payable to a bank, due in monthly installments of
  $1,250 including interest at prime, maturing July 1999,
  secured by real property..................................     113,507      108,007
Revolving line of credit with a stated credit maximum of
  $200,000 and $200,000, respectively, interest at prime due monthly, maturing April 1997 and July 1998, respectively,
  secured by substantially all assets of SPD and personal
  guarantee of shareholder..................................      90,000           --
Note payable to a bank, due in monthly payments of $4,340
  plus interest at prime, maturing July 1998, secured by
  life insurance policy on a shareholder....................      78,130       26,050
Note payable to a bank, due in monthly installments of
  $5,334 plus interest at prime, maturing December 2002,
  secured by substantially all equipment of LDI and personal
  guarantee of shareholder..................................          --      320,000
                                                              ----------   ----------
                                                               1,865,991    1,689,438
Less -- Current maturities..................................    (946,048)    (378,431)
                                                              ----------   ----------
          Long-term debt....................................  $  919,943   $1,311,007
                                                              ==========   ==========

                       AGRI-EMPRESA, INC., AND AFFILIATES

     The Company's revolving line-of-credit arrangements are summarized in the following table:

                                                    1996                               1997
                                       ------------------------------   ----------------------------------
                                         AGRI       SPD       TOTAL        AGRI        SPD        TOTAL
                                       --------   --------   --------   ----------   --------   ----------
Facility amount......................  $600,000   $200,000   $800,000   $3,000,000   $200,000   $3,200,000
Borrowings...........................   200,000     90,000    290,000           --         --           --
                                       --------   --------   --------   ----------   --------   ----------
Amount available to borrow...........  $400,000   $110,000   $510,000   $3,000,000   $200,000   $3,200,000
                                       ========   ========   ========   ==========   ========   ==========

     Total notes payable at December 31, 1997, mature as follows:

1998.....................................................  $  378,431
1999.....................................................     499,059
2000.....................................................     257,784
2001.....................................................     395,644
2002.....................................................     158,520
                                                           ----------
          Total..........................................  $1,689,438
                                                           ==========

     The Company paid off all outstanding notes payable in July 1998, prior to the acquisition by W-H.

6. LEASES:

     The minimum future lease payments for equipment and facilities under noncancelable operating leases at December 31, 1997, are as follows:

1998......................................................  $ 42,570
1999......................................................    36,000
2000......................................................    36,000
2001......................................................    36,000
2002......................................................    36,000
                                                            --------
                                                            $186,570
                                                            ========

     Subsequent to December 31, 1997, the Company renewed a lease shown as expiring during 1998 in the above table. As a result of this renewal, minimum future lease payments shown in the above table would increase by approximately $24,300 in 1998, $32,400 in 1999-2002 and $8,100 thereafter.

7. SHAREHOLDERS' EQUITY:

     The components of capital stock as of December 31, 1996 and 1997, are as follows:

                                                                                    PAR
                                                CLASS       SHARES     SHARES      VALUE
                  COMPANY                     OF SHARES   AUTHORIZED   ISSUED    PER SHARE
                  -------                     ---------   ----------   -------   ---------
Agri........................................  Common         10,000      1,389     $1.00
STG.........................................  Common      1,000,000     10,000     $ .10
AET.........................................  Common      1,000,000    100,000     $ .01
LDI.........................................  Common        500,000      1,000     $1.00
SPD.........................................  Common        100,000      1,000     $1.00
                                                                       -------
          Total capital stock...............                           113,389
                                                                       =======

                       AGRI-EMPRESA, INC., AND AFFILIATES

8. SIGNIFICANT SUPPLIERS AND CUSTOMERS:

     The Company had one significant supplier that represented approximately 33 percent and 24 percent of purchases for the years ended December 31, 1996 and 1997, respectively.

     The Company had sales to one significant customer that represented approximately 17 percent and 20 percent of revenues for the years ended December 31, 1996 and 1997, respectively.

9. RELATED-PARTY TRANSACTIONS:

     The following transactions have occurred between the Company and related parties:

          (1) A shareholder's stepfather renders accounting and other consulting services to the Company. The aggregate charges for these services during 1996 and 1997 were approximately $106,000 and $92,160, respectively.

          (2) A company owned by two shareholders leases hunting land to the Company for approximately $17,500 a year.

          (3) A shareholder of the Company serves as a director of a bank to which the following notes payable were due by the Company at December 31, 1996 and 1997:

                                                                1996        1997
                                                              ---------   --------
Note payable, due in monthly installments of $6,867
  including interest at 7.5%, maturing March 1998, secured
  by trucks.................................................  $  92,707   $ 14,701
Note payable, due in monthly installments of $663 including
  interest at prime plus 1%, maturing January 2001, secured
  by an automobile..........................................     25,370     19,825
Note payable, due in monthly installments of $4,725
  including interest at 8.25%, maturing May 1997, secured by
  trucks and trailers.......................................     23,302         --
                                                              ---------   --------
                                                                141,379     34,526
Less -- Current maturities..................................   (112,999)   (21,133)
                                                              ---------   --------
                                                              $  28,380   $ 13,393
                                                              =========   ========

          Related-party notes payable at December 31, 1997, mature as follows:

1998.......................................................  $21,133
1999.......................................................    6,432
2000.......................................................    6,432
2001.......................................................      529
                                                             -------
                                                             $34,526
                                                             =======

                       AGRI-EMPRESA, INC., AND AFFILIATES

          (4) Notes and other receivables at December 31, 1996 and 1997, were due from the following related parties:

                                                                1996       1997
                                                              --------   --------
7.5% notes payable from shareholder, payable in one annual
  installment of principal plus interest, unsecured.........  $237,650   $ 29,653
7.5% note payable from corporation owned by two
  shareholders, payable in one annual installment of
  principal plus interest, unsecured........................   200,000         --
7.5% note payable from partnership owned by two
  shareholders, payable in one annual installment of
  principal plus interest, unsecured........................   146,402    159,136
7.5% notes payable from shareholder, payable in one annual
  installment of principal plus interest, unsecured.........    68,950      2,925
7.5% note payable from a company owned by two shareholders,
  payable in one annual installment of principal plus
  interest, unsecured.......................................    55,830     37,731
7.5% notes payable from a shareholder's mother and
  stepfather, payable in one annual installment of principal
  plus interest, unsecured..................................    51,531     55,395
Other.......................................................     5,171     13,369
                                                              --------   --------
                                                              $765,534   $298,209
                                                              ========   ========

          (5) A shareholder contributed his shares in STG to the capital of AET as of January 1, 1997. This transfer was not made for cash consideration but to allow the owners to operate these two entities as a single-operating unit for tax purposes.

          (6) SPD leases a warehouse from a corporation owned by two of the Company's shareholders. Rent expense totaled approximately $140,000 and $288,000 in 1996 and 1997, respectively.

          (7) During 1996, two shareholders each advanced the Company $35,000. These advances were repaid in full during 1997 and did not bear interest.

          (8) The Company advances funds to its employees from time to time. These advances are repaid by the employees through payroll deductions. Such advances totaled $68,756 and $61,529 at December 31, 1996 and 1997, and were included within "prepaid expenses and other" in the accompanying combined balance sheets.

10. INCOME TAXES:

     Income tax expense consisted of the following:

                                                  FOR THE YEAR ENDED
                                                      DECEMBER 31
                                                  -------------------
                                                    1996       1997
                                                  --------   --------
Federal --
  Current.......................................  $428,026   $  2,472
  Deferred......................................   (25,893)    33,441
                                                  --------   --------
                                                   402,133     35,913
                                                  --------   --------
State --
  Current.......................................    52,855    158,393
  Deferred......................................    (1,393)    (2,885)
                                                  --------   --------
                                                    51,462    155,508
                                                  --------   --------
                                                  $453,595   $191,421
                                                  ========   ========

                       AGRI-EMPRESA, INC., AND AFFILIATES

     A reconciliation of the U.S. statutory tax rate to the effective income tax rate is as follows:

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31
                                                              ----------------------
                                                                1996        1997
                                                              --------   -----------
Income tax expense at the statutory rate....................  $408,939   $ 1,027,677
State income taxes, net of federal income tax benefit.......    32,513       157,239
Nondeductible expenses......................................    12,143           116
Change in sales tax rate....................................        --        72,662
Effect of S Corporation election............................        --    (1,066,273)
                                                              --------   -----------
                                                              $453,595   $   191,421
                                                              ========   ===========

     The following summarizes the tax effect of significant cumulative temporary differences that are included in the net deferred income tax asset at December 31:

                                                                1996      1997
                                                              --------   -------
Deferred income tax assets --
  Allowance for doubtful accounts...........................  $ 93,577   $15,955
  Accrued expenses..........................................     7,242     3,612
  Net operating loss........................................    18,823    58,357
                                                              --------   -------
                                                               119,642    77,924
                                                              --------   -------
Deferred income tax liabilities --
  Insurance expense.........................................    (9,459)   (1,062)
  Other.....................................................    (3,627)     (862)
                                                              --------   -------
                                                               (13,086)   (1,924)
                                                              --------   -------
                                                              $106,556   $76,000
                                                              ========   =======

11. 401(k) PLAN:

     Effective June 1, 1993, the Company established a 401(k) plan which covers all employees who choose to contribute a portion of their salary to the plan. All contributions from Company funds are discretionary. Company discretionary contributions totaled $28,359 and $35,003 for the plan years ended December 31, 1996 and 1997, respectively.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    8
Forward Looking Statements............   12
The Company...........................   13
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
Selected Historical and Pro Forma
  Consolidated Financial Data.........   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   21
Management............................   33
Certain Transactions..................   38
Principal Shareholders................   39
Description of Capital Stock..........   40
Shares Eligible for Future Sale.......   41
Underwriting..........................   43
Legal Matters.........................   44
Experts...............................   44
Available Information.................   45
Index to Financial Statements.........  F-1


                            ------------------------

UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                           SHARES


                           W-H ENERGY SERVICES, INC.


                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
             SECURITIES CORPORATION

                           JEFFERIES & COMPANY, INC.


                                          , 1999


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 23,748
NASD filing fee.............................................     8,550
NASDAQ listing fee..........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses (including legal fees)...........     *
Printing expenses...........................................     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              --------
          TOTAL.............................................  $  *
                                                              ========

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Bylaws of the Company provide that the Company shall indemnify (i) its directors, (ii) its directors serving at its request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust employee benefit plan or other enterprise and (iii) its officers, against reasonable expenses incurred by them in connection with the defense of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding, where the person who was, is, or is threatened to be made defendant or respondent in a proceeding was named because the person is or was a director or an officer of the Company. The foregoing indemnification is conditioned upon a determination (i) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding, (ii) if such a quorum cannot by obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors who at the time of the vote are not named defendants or respondents in the proceeding,
(iii) by special legal counsel selected by the Board of Directors or a committee of the Board by vote as set forth in subsection (i) or (ii), or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the stockholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding, that such person (1) conducted himself in good faith, (2) reasonably believed, in the case of conduct in his official capacity as a director or officer of the Company, that his conduct was in the Company's best interest, and in all other cases, that his conduct was at least not opposed to the Company's best interest, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, the Company shall indemnify each director and officer against reasonable expenses incurred by him in connection with a proceeding in which he is a party because he is a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. A director or officer, found liable on the basis that personal benefit was improperly received by him, or found liable to the Company, may be indemnified but the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

     The Company's Bylaws also provide that reasonable expenses incurred by a director or officer who was, is or is threatened to be named a defendant or respondent in a proceeding may be paid or reimbursed by the

Company in advance of the final disposition of the proceeding after (i) the Company receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification under the Company's Bylaws and a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by law and (ii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Company's Bylaws. The Bylaws of the Company also provide that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or who is or was serving at the Company's request as a director, officer, partner, venturer, proprietor, trustee, employee or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, in accordance with Article 2.02-1 of the Texas Business Corporation Act.

     In addition, the Company's Restated Articles of Incorporation provide that a director of the Company will not be liable to the Company or its stockholders for monetary damages for an act or omission in the director's capacity as a director, except in the case of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law,
(iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. The Restated Articles of Incorporation also excuse a director from liability to the fullest extent permitted by any provisions of the statutes of Texas enacted in the future that further limit the liability of a director.

     The Company has agreements with each of its directors to indemnify them for costs and expenses resulting from their service as directors of the Company to the fullest extent permitted by law.


     The Company has director and officer insurance in the amount of $2 million per occurrence and $2 million in the aggregate.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The securities of the registrant which were sold by the registrant since January 1995 and not registered under the Securities Act are as follows:


          (i) On July 27, 1998, the registrant issued warrants to purchase 7,500 shares of its Common Stock to Stephen T. Goree, Travis Gorce and E. Ashford Brock as partial consideration for the acquisition of all of the outstanding stock of Agri-Empresa Inc. pursuant to the exemption from the registration requirements of Section 5 of the Securities Act offered by
     Section 4(2) of the Securities Act.



          (ii) On April 24, 1998, the registrant issued warrants to purchase 3,000 shares of its Common Stock and $800,000 of Subordinated Notes to Ronald A. Rose, Ron Chastain and James Witliff as partial consideration for the acquisition of all of the outstanding stock of Grinding and Sizing Company, Inc. pursuant to the exemption from the registration requirements of Section 5 of the Securities Act offered by Section 4(2) of the Securities Act.



          (iii) In September 1997, the registrant issued warrants to purchase 12,468 shares of Common Stock and $1,200,000 of Subordinated Notes to William Max Duncan, Burt Bull and Billy Saul as partial consideration for the acquisition of all of the outstanding stock of Integrity Industries, Inc., a Texas corporation, pursuant to the exemption from the registration requirements of Section 5 of the Securities Act offered by Section 4(2) of the Securities Act.



          (iv) On August 11, 1997, the registrant sold 220,000 shares of Common Stock for $12,045,000 and warrants to purchase 37,812.5 shares of Common Stock to W-H Investment, L.P., a Delaware limited partnership, and issued $24 million of Subordinated Notes to an affiliate of W-H Investment, L.P. Each of the foregoing sales of Common Stock, warrants and Subordinated Notes was issued pursuant to the exemption from the registration requirements of Section 5 of the Securities Act offered by Section 4(2) of the Securities Act.


          (v) On February 12, 1996, the registrant sold 3,286 shares of Common Stock to Daniel M. Spiller for $98,580, pursuant to the exemption from the registration requirements of Section 5 of the Securities Act offered by
     Section 4(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------

           1.1           -- Form of Underwriting Agreement*

           3.1           -- Restated Articles of Incorporation of the Company*

           3.2           -- Bylaws of the Company*

           4.1           -- Specimen Common Stock certificate*

           5.1           -- Opinion of Vinson & Elkins L.L.P.*

           9.1           -- Stockholders Agreement*

          10.1           -- Employment Agreement of Kenneth T. White, Jr.*

          10.2           -- Employment Agreement of David N. Eliff*

          10.3           -- Employment Agreement of Jeffery L. Tepera*

          10.4           -- 1997 Stock Option Plan*

          10.5           -- Form of Stock Option Agreement*

          10.6           -- Agreement and Plan of Recapitalization*

          10.7           -- Senior Unsecured Credit Facility*

          10.8           -- Transaction Advisory Agreement*

          10.9           -- Consulting Agreement*

          10.10          -- Integrity Stock Purchase Agreement*

          10.11          -- Subordinated Notes Purchase Agreement*

          10.12          -- Form of Subordinated Notes*

          10.13          -- Form of Director Indemnity Agreement*

          10.14          -- Form of Warrant Agreement*

          10.15          -- Grinding and Sizing, Inc. Stock Purchase Agreements*

          10.16          -- Agri-Empresa Stock Purchase Agreements*

          11.1           -- Computation of Per Share Earnings*

          11.2           -- Computation of Ratio of Earnings per Share*

          21.1           -- List of subsidiaries of the Company

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          23.1           -- Consent of Arthur Andersen LLP

          23.2           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)

          24.1           -- Power of Attorney (included on the signature page to this
                            Registration Statement)

          27.1           -- Financial Data Schedule

---------------

* To be filed by amendment.

     (b) Consolidated Financial Statement Schedules, Years ended September 30, 1995, 1996, and 1997.

     All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 12th day of November, 1998.



                                          W-H ENERGY SERVICES, INC.


                                          By:   /s/ KENNETH T. WHITE, JR.
                                            ------------------------------------
                                                   Kenneth T. White, Jr.
                                                   Chairman and President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

              /s/ KENNETH T. WHITE, JR.                  Chairman of the Board,       November 12, 1998
-----------------------------------------------------      President and Chief
                Kenneth T. White, Jr.                      Executive Officer

                 /s/ DAVID N. ELIFF                      Vice President and Chief     November 12, 1998
-----------------------------------------------------      Financial Officer
                   David N. Eliff                          (Principal Financial
                                                           and Accounting Officer)

               /s/ JOHN W. JORDAN II*                    Director                     November 12, 1998
-----------------------------------------------------
                  John W. Jordan II

               /s/ DAVID W. ZALAZNICK*                   Director                     November 12, 1998
-----------------------------------------------------
                 David W. Zalaznick

              /s/ JONATHAN F. BOUCHER*                   Director                     November 12, 1998
-----------------------------------------------------
                 Jonathan F. Boucher

                 /s/ J. JACK WATSON*                     Director                     November 12, 1998
-----------------------------------------------------
                   J. Jack Watson

               /s/ CHRISTOPHER MILLS*                    Director                     November 12, 1998
-----------------------------------------------------
                  Christopher Mills

             /s/ ROBERT H. WHILDEN, JR.*                 Director                     November 12, 1998
-----------------------------------------------------
               Robert H. Whilden, Jr.

                 /s/ DAVID N. ELIFF
-----------------------------------------------------
         David N. Eliff, as Attorney-in-Fact
      Pursuant to Power of Attorney previously
              filed with the Commission

                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                              DESCRIPTION
  -------                            -----------

     1.1     -- Form of Underwriting Agreement*

     3.1     -- Restated Articles of Incorporation of the Company*

     3.2     -- Bylaws of the Company*

     4.1     -- Specimen Common Stock certificate*

     5.1     -- Opinion of Vinson & Elkins L.L.P.*

     9.1     -- Stockholders Agreement*

    10.1     -- Employment Agreement of Kenneth T. White, Jr.*

    10.2     -- Employment Agreement of David N. Eliff*

    10.3     -- Employment Agreement of Jeffery L. Tepera*

    10.4     -- 1997 Stock Option Plan*

    10.5     -- Form of Stock Option Agreement*

    10.6     -- Agreement and Plan of Recapitalization*

    10.7     -- Senior Unsecured Credit Facility*

    10.8     -- Transaction Advisory Agreement*

    10.9     -- Consulting Agreement*

    10.10    -- Integrity Stock Purchase Agreement*

    10.11    -- Subordinated Notes Purchase Agreement*

    10.12    -- Form of Subordinated Notes*

    10.13    -- Form of Director Indemnity Agreement*

    10.14    -- Form of Warrant Agreement*

    10.15    -- Grinding and Sizing Company Inc. Stock Purchase
                Agreements*

    10.16    -- Agri-Empresa, Inc. Stock Purchase Agreements*

    11.1     -- Computation of Per Share Earnings*

    11.2     -- Computation of Ratio of Earnings per Share*

    21.1     -- List of subsidiaries of the Company

    23.1     -- Consent of Arthur Andersen LLP

    23.2     -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                5.1 hereto)

    24.1     -- Power of Attorney (included on the signature page to this
                Registration Statement)

    27.1     -- Financial Data Schedule


---------------

* To be filed by amendment.